DORSEY
DORSEY & WHITNEY LLP

07024616

CHRISTOPHER L. DOERKSEN
Telephone (206) 903-8856
Fax (206) 903-8820
doerksen.christopher@dorsey.com

June 19, 2007

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: ~~URANIUM ONE INC. (formerly known as~~ sxr URANIUM ONE INC.) -
(SEC File No. 82-04831)
Furnishing of Information pursuant to Rule 12g3-2(b) Exemption

Dear Sirs and Mesdames:

In connection with the exemption from registration pursuant to Rule 12g3-2(b) of the *Securities Exchange Act of 1934*, we furnish on behalf of our client, Uranium One Inc. (the "Company"), copies of the following documents which have been publicly filed in Canada during the months of January and June:

1. UrAsia Energy Ltd. Annual Information Form disseminated January 3, 2007;

2. Material Change Report dated June 8, 2007, with respect to announcing the execution of the Combination Agreement disseminated June 8, 2007; and

3. The Company's business acquisition report dated June 14, 2007 with respect to the acquisition of UrAsia Energy Ltd. disseminated June 14, 2007.

PROCESSED
JUN 26 2007
THOMSON
FINANCIAL

My contact particulars are on the top of the first page of this letter should you have questions or concerns with regard to this information.

Sincerely,

DORSEY & WHITNEY LLP

Chris Doerksen

Christopher L. Doerksen

Enclosures

cc: Uranium One Inc.
Attn: Mr. John Sibley

UrAsia Energy Ltd.

Suite 3123, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia, V7X 1J1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED JULY 31, 2006

Dated: December 28, 2006

TABLE OF CONTENTS

GLOSSARY OF TERMS

In this Annual Information Form, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms have the following meanings:

718918	means 718918 B.C. Ltd., a British Columbia corporation, which was formerly a wholly-owned subsidiary of the Corporation;
Akdala and South Inkai Acquisition	means the acquisition of all of the issued ordinary shares of Deanco by UrAsia BVI on the terms and conditions of the Akdala and South Inkai Acquisition Agreement;
Akdala and South Inkai Acquisition Agreement	means the share purchase agreement, dated November 7, 2005 among UrAsia BVI, Widley, Astana, and Deanco relating to the acquisition of 100% of the shares of Deanco by UrAsia BVI;
Akdala Contract	means contract no. 647 dated March 28, 2001 as amended by amendment No. 943 dated May 23, 2002, amendment No. 1423 dated June 7, 2004 and amendment No. 1712 dated April 25, 2005 between Betpak Dala and the MEMR for the exploration of, and production of uranium from, the Akdala Uranium Field;
Akdala Report	means the technical report on the Akdala Uranium Field dated October 3, 2005, as revised March 21, 2006, prepared by Thomas Pool P.E. and C. Stewart Wallis P.Geo. of RPA and entitled "Technical Report On The Akdala Uranium Mine, Kazakhstan";
Akdala Uranium Field	means the Akdala uranium field located in south central Kazakhstan and more particularly described in the Akdala Report;
Astana	means Kazakhstanskaya Investitionnaya Gruppa Astana LLP, a Kazakhstan registered limited liability partnership in which the Corporation has an indirect 100% interest and which owns a 70% interest in Betpak Dala, the holder of the Akdala Contract and the South Inkai Contract;
Betpak Dala	means Betpak Dala Joint Venture Limited Liability Partnership, a Kazakhstan registered limited liability partnership, in which the Corporation holds an indirect 70% interest and which is the holder of the Akdala Contract and the South Inkai Contract;
Astana Pledge Agreement	means the agreement dated November 7, 2005 between Astana and Widley pursuant to which Astana pledged to Widley its 70% interest in Betpak Dala as security for certain future payment due to Widley under the Akdala and South Inkai Acquition Agreement;
Betpak Dala Foundation Agreement	means the agreement dated February 20, 2004 between Astana and Kazatomprom which sets forth certain rights and obligations of Astana and Kazatomprom in respect of Betpak Dala;
BVI	means the British Virgin Islands;

C1 reserves	means that measure of mineral reserves designated as C1 reserves in accordance with the method of reserves classification utilized by the Russian State Commission on Mineral Reserves;
C2 reserves	means that measure of mineral reserves designated as C2 reserves in accordance with the method of reserves classification utilized by the Russian State Commission on Mineral Reserves;
Christina	means Christina Investments Ltd., an indirect wholly-owned subsidiary of the Corporation incorporated in the BVI and which owns 100% of the ordinary shares of UrAsia LLC;
CIM	means the Canadian Institute of Mining, Metallurgy & Petroleum;
CIS	means the Commonwealth of Independent States;
Common Shares	means the common shares of the Corporation;
Conversion Factor	1 metric tonne U = 2599.78 pounds U_3O_8
Corporation or UrAsia	means UrAsia Energy Ltd., a company incorporated in British Columbia;
Deanco	means Deanco Limited, an indirect wholly-owned subsidiary of the Corporation, which is incorporated in Cyprus and which owns 100% of the shares of Astana;
Deanco Share Pledge Agreement	means the agreement dated November 7, 2005 between UrAsia BVI (now UrAsia Holdings) and Widley pursuant to which UrAsia BVI pledged to Widley all of the issued ordinary shares of Deanco as security for certain future payments due to Widley under the Akdala and South Inkai Acquisition Agreement;
Endeavour Financial	means Endeavour Financial Ltd., a company incorporated in British Columbia;
Endeavour Financial International	means Endeavour Financial International Corporation, a company incorporated in the Cayman Islands;
Endeavour Mandate Agreement	means the agreement dated June 1, 2005 between Endeavour Financial International and UrAsia pursuant to which UrAsia retained Endeavour Financial International to provide it with financial advisory services;
Escrow Agreement	means the agreement dated January 28, 2002 among the Corporation, Pacific Corporate Trust Company and certain shareholders of the Corporation pursuant to which 56,250 Common Shares of the Corporation are held in escrow;
Exchange	means the TSX Venture Exchange Inc.;
Group	means the Corporation and its subsidiaries and limited partnership interests;

Jeffcott	means Jeffcott Group Ltd., a company incorporated in the BVI;
Kazatomprom	means JSC NAK Kazatomprom, the Kazakhstani state owned company responsible for the mining, importing and exporting of uranium in Kazakhstan, which owns a 30% direct equity interest in Kyzylkum, (the holder of the Kharassan Contract), a 40% indirect equity interest in Kyzylkum through Ulbinsky and a 30% equity interest in Betpak Dala, the holder of the Akdala Contract and South Inkai Contract;
Kharassan Acquisition	means the acquisition by UrAsia of all of the issued and outstanding common shares of UrAsia London on the terms and conditions of the Kharassan Acquisition Agreement;
Kharassan Acquisition Agreement	means the share purchase agreement, dated October 28, 2005 among UrAsia, Jeffcott and UrAsia London relating to the acquisition by UrAsia of 100% of the ordinary shares of UrAsia London;
Kharassan Contract	means Contract No. 1799 dated July 8, 2005, as amended by amendment No. 1829 dated September 15, 2005 between Kyzylkum and the MEMR for the exploration of, and production of uranium from, the Kharassan Uranium Field;
Kharassan Foundation Agreement	means the agreement dated September 2, 2005 between UrAsia London, Ulbinsky and Kazatomprom which sets forth certain rights and obligations of UrAsia London, Ulbinsky and Kazatomprom in respect of Kyzylkum;
Kharassan Report	means the technical report on the Kharassan Uranium Field dated October 13, 2005, as revised March 21, 2006, prepared by Thomas Poole, P.Eng. and C. Stuart Wallis, P.Geo. of RPA and entitled "Technical Report On The North Kharassan Uranium Project, Kazakhstan";
Kharassan Uranium Field	means the Kharassan uranium field located in south central Kazakhstan and more particularly described in the Kharassan Report;
Kyrgyz Exploration Licences	means the seven exploration licences held by UrAsia LLC to explore for uranium in Kyrgyzstan and more particularly described in the Kyrgyz Report;
Kyrgyz Report	means the technical report on the Kyrgyz Exploration Licences dated October 3, 2005, prepared by C. Stewart Wallis P.Geo. of RPA and entitled "Technical Report On The Kyrgyz Exploration Properties";
Kyzylkum	means Kyzylkum LLP, a Kazakhstan registered limited liability partnership in which the Corporation holds an indirect 30% equity interest and which is the holder of the Kharassan Contract;
MEMR	means the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan;

NI 43-101 or National Instrument 43-101	means National Instrument 43-101 "Standards of Disclosure for Mineral Projects" adopted by the Canadian Securities Administrators;
P1 reserves	means that measure of mineral reserves designated as P1 reserves in accordance with the method of reserves classification utilized by the Russian State Commission on Mineral Reserves;
RPA	means Roscoe Postle Associates Inc.;
Scott Wilson RPA	neans Scott Wilson Roscoe Postle Associates Inc., formerly Roscoe Postle Associates Inc.
Signature Acquisition	means Signature Acquisition Ltd., formerly a wholly-owned subsidiary of the Corporation incorporated in the BVI, which merged with UrAsia BVI to form UrAsia Holdings;
Signature Uganda	means Signature Resources Ltd. (Uganda), formerly a wholly-owned subsidiary of the Corporation incorporated in Uganda;
South Inkai Contract	means contract no. 1800 dated July 8, 2005 as amended by amendment No. 1830 dated September 15, 2005 between Betpak Dala and the MEMR for the exploration of, and production of uranium from, the South Inkai Uranium Field;
South Inkai Report	means the technical report on the South Inkai Uranium Field dated October 8, 2005, revised March 20, 2006, prepared by Thomas Pool P.E. and C. Stewart Wallis P.Geo. of RPA and entitled "Technical Report on the South Inkai Uranium Project";
South Inkai Uranium Field	means Plot No. 4 of the Inkai Uranium Deposit located in the Sozaksky District of south central Kazakhstan and more particularly described in the South Inkai Report;
Ulbinsky	means JSC Ulbinsky Metallurgichesky Zavod, a subsidiary of Kazatomprom incorporated in Kazakhstan which owns a 40% equity interest in Kyzylkum, the holder of the Kharassan Contract;
Uranium Pledge Agreement	means the agreement dated November 7, 2005 between Betpak Dala and Widley pursuant to which UrAsia Holding's share of uranium products from the Akdala Uranium Field and the South Inaki Uranium Field were pledged as security for certain future payments due to Widley under the Akdala and South Inaki Acquisition Agreement;
UrAsia BVI	means UrAsia Energy (B.V.I.) Ltd., a BVI incorporated company which merged with Signature Acquisition to form UrAsia Holdings;
UrAsia BVI Acquisition Agreement	means the agreement dated September 13, 2005 between the Corporation and UrAsia BVI pursuant to which UrAsia BVI and Signature Acquisition agreed to merge to form UrAsia Holdings;

UrAsia Holdings means UrAsia Energy Holdings Ltd., a BVI incorporated company, which is a wholly-owned subsidiary of the Corporation and which was formed by the merger of Signature Acquisition into UrAsia BVI;

UrAsia LLC means UrAsia In Kyrgyzstan LLC, a Kyrgyzstan registered limited liability partnership which is indirectly wholly owned by the Corporation, which holds the Kyrgyz Exploration Licences;

UrAsia London means UrAsia London Limited, a wholly-owned subsidiary of the Corporation which is incorporated in the BVI and which owns a 30% equity interest in Kyzylkum, the holder of the Kharassan Contract;

Widley means Widley Worldwide Inc., a company incorporated in the BVI.

GLOSSARY OF TECHNICAL TERMS

U_3O_8	means the mineral compound tri-uranium octoxide;
U	means the element uranium
ISL	means in-situ leaching.

FORWARD LOOKING STATEMENTS

The Annual Information Form contains or incorporates by reference "forward-looking information" which means disclosure regarding possible events, conditions, acquisitions, or results of operations that is based on assumptions about future conditions and courses of action and includes future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also includes, but is not limited to, statements with respect to the future financial and operating performance of the Corporation, its current and proposed subsidiaries and its current and proposed mineral projects, the future price of uranium, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, working capital requirements, capital and exploration expenditures, costs and timing of mine development, processing facility construction and the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation and/or its current and proposed subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; the outcome of negotiations, conclusions of economic evaluations and studies; changes in project parameters and returns as plans continue to be refined; future prices of uranium; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability; insurrection or war; political uncertainty; arbitrary changes in law; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. As a result, actual actions, events or results may differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of the Annual Information Form and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This Annual Information Form (including the Schedules attached thereto and the documents incorporated by reference therein) uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required under Canadian securities legislation, the SEC does not recognize them. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. **United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or part of an inferred mineral reserve exists or is economically or legally mineable.**

TABLE OF ABBREVIATIONS

□	micro (one-millionth)
°C	degree Celsius
°F	degree Fahrenheit
□g	microgram
A	ampere
a	annum
m^3/h	cubic metres per hour
CFM	cubic metres per minute
bbl	barrels
Btu	British thermal units
cal	calorie
cm	centimetre
cm^2	square centimetre
ct	carat (0.2 grams)
d	day
dia.	diameter
dmt	dry metric tonne
dwt	dead-weight ton
ft	foot
ft/s	foot per second
ft^2	square foot
ft^3	cubic foot
g	gram
G	giga (billion)
gal	Imperial gallon
g/l	gram per litre
g/t	gram per tonne
gpm	Imperial gallons per minute
gr/ft3	grain per cubic foot
gr/m3	grain per cubic metre
hr	hour
ha	hectare
hp	horsepower
in	inch
in^2	square inch
j	joule
k	kilo (thousand)
kcal	kilocalorie
kg	kilogram
km	kilometre
km/h	kilometre per hour
km^2	square kilometre
kPa	Kilopascal
kVA	kilovolt-amperes
kW	Kilowatt
kWh	kilowatt-hour
l	Litre
lb	imperial pounds
l/s	litres per second
m	Metre
M	mega (million)
m^2	square metre
m^3	cubic metre
min	Minute
masl	metres above sea level
mm	Millimetre
mph	mile per hour
MVA	megavolt-amperes
MW	Megawatt
MWh	megawatt-hour
m^3/h	cubic metres per hour
opt, oz/st	ounce per short ton
oz	troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm, ppb	part per million; billion
psia	pound per square inch absolute
psig	pound per square inch gauge
s	Second
st	short ton
stpa	short ton per year
stpd	short ton per day
t	metric tonne
tpa	metric tonne per year
tpd	metric tonne per day
USg	United States gallon
USgpm	US gallon per minute
v	Volt
w	Watt
wmt	wet metric tonne
yd^3	cubic yard
yr	Year

ITEM 1. CORPORATE STRUCTURE

1.1 Name, Addresses and Incorporation

The full corporate name of the Corporation is "UrAsia Energy Ltd.". The head office of the Corporation is located at Suite 3123, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1. The registered office of the Corporation is located at Suite 1600, 609 Granville Street, PO Box 10068, Pacific Centre, Vancouver, British Columbia, V7Y 1C3.

The Corporation was incorporated under the laws of the Province of British Columbia on March 31, 1988 under the name "Tuxedo Resources Ltd.". The Corporation changed its name from "Tuxedo Resources Ltd." to "Signature Resources Ltd." on April 20, 2004. On November 7, 2005, the Corporation changed its name to UrAsia Energy Ltd. and consolidated its issued and outstanding Common Shares on a one post-consolidation Common Share for two pre-consolidation Common Shares basis and increased its authorized capital to an unlimited number of Common Shares and an unlimited number of Preferred Shares, in each case without par value.

1.2 Intercorporate Relationships

The Corporation has 7 wholly-owned subsidiaries, a 70% interest in one limited liability partnership and a 30% interest in another limited liability partnership as set for below:


UrAsia Energy Ltd.
100%
UrAsia Energy Holdings Ltd.
(formerly UrAsia Energy (B.V.I.) Ltd.)
(BVI)
100%
100%
100%
100%
Christina
Investments Ltd.
(BVI)
UrAsia London Ltd.
(BVI)
Deanco Limited
(Cyprus)
UrAsia Energy (U.S.A)
Holdings Inc. (US)
100%
100%
30%
Kazakhstanskaya
Investitionnaya Gruppa
Astana LLP
(Kazakhstan)
UrAsia In Kyrgyzstan LLC
(Kyrgyzstan)
Kyzylkum LLP
(Kazakhstan)
70%
Betpak Dala LLP
(Kazakhstan)
100%
100%
Kyrgyz
Exploration
licences
Kharassan
Uranium Field
100%
100%
Contract No.
1799 with
MEMR
Akdala
Uranium
Field
South Inkai
Uranium
Field
Contract No.
647 with
MEMR
Contract No.
1800
with MEMR

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS OF THE CORPORATION

2.1 History and Acquisition

The Corporation is in the business of mining and exploring for uranium. In 2001, the Corporation entered into a number of option agreements to acquire mineral claims in the Greenwood Mining Division, Province of British Columbia. During 2004 and 2005, the Corporation decided to drop or dispose of all but ten of those claims. On April 27, 2004, the Corporation, through its then wholly-owned subsidiary Signature Uganda, obtained several exclusive prospecting licenses in Uganda, Africa. After analyzing the geological merits of the licensed areas with negative results, the Corporation allowed the licenses to expire on April 27, 2005. In August of 2005, the Corporation, through a then wholly-owned subsidiary, 718918, acquired mineral claims located in the New Westminster Mining Division of the Province of British Columbia. Pursuant to an agreement dated October 5, 2005 with Balbir Johal, a former director and officer of the Corporation, the Corporation sold to Mr. Johal the 10 mineral claims and all of the shares of 718918 and Signature Uganda in consideration for the sum of $1.00 and the assumption by 718918 of the Corporation's obligations under certain flow-through share agreements.

On November 7, 2005 the Corporation, pursuant to the UrAsia BVI Acquisition Agreement, completed the acquisition of a 100% interest in UrAsia Holdings through the merger, under the provisions of the International Business Corporations Act (British Virgin Islands), of the Corporation's wholly-owned subsidiary, Signature Acquisition, with UrAsia BVI. The merger of Signature Acquisition and UrAsia BVI resulted in Signature Acquisition being the surviving entity and being renamed UrAsia Energy Holdings Ltd. In consideration for UrAsia BVI entering into the merger, the Corporation issued 413,581,250 Common Shares to the shareholders of UrAsia BVI (one Common Share of the Corporation was issued for each outstanding ordinary share of UrAsia BVI). The Corporation filed a Form 52-101 F4, dated February 20, 2006 in respect of the acquisition which is incorporated herein by reference and is available on SEDAR at www.sedar.com.

The Corporation has an interest in the following mineral properties:

- an indirect 30% equity interest in the Kharassan Uranium Field located in south central Kazakhstan

- an indirect 100% interest in seven uranium exploration licenses located in Kyrgyzstan

- an indirect 70% equity interest in each of the Akdala Uranium Filed and South Inkai Uranium Field, both of which are located in south central Kazakhstan

The Corporation currently has 55 employees.

Kharassan Acquisition

Kharassan Acquisitions Agreement

Pursuant to the Kharassan Acquisition Agreement, UrAsia BVI (now UrAsia Holdings) acquired all of the issued and outstanding ordinary shares of UrAsia London in consideration for the sum of U.S. $75,000,000 of which U.S. $37,500,000 was paid in cash and the balance of U.S. $37,500,000 was paid by the issuance of 24,181,500 Ordinary Shares of UrAsia BVI. UrAsia London holds a 30% equity interest in Kyzylkum which in turn holds a 100% interest in the Kharassan Uranium Field pursuant to the Kharassan Contract. The remaining 70% equity interest in Kyzylkum is owned 30% by Kazatomprom and 40% by Asia Energy Ltd a BVI registered company.. UrAsia London is, however, obligated to fund

(through the provision of loans) 100% of the operations of the Kharassan project up to U.S. $80 million The maximum rate of such loans is LIBOR plus 1.5%. Kazatomprom is not entitled to distributions from Kyzylkum until all of the loans are repaid. An additional bonus payment of 15,476,000 Common shares will be payable to Jeffcott on commencement of commercial production (defined in the Kharassan Acquisition Agreement to mean commencement of viable commercial mining operations at a production level of not less than 75,000 imperial pounds of uranium per month on a continuous basis for a period of six uninterrupted months) from the Kharassan Uranium Field. The Kharassan Acquisition Agreement also provides for the payment to Jeffcott of a bonus payment equal to 30% of 12.5% (being an effective rate of 3.75%) of the weighted average spot price per pound of U_3O_8: (a) for the last 5 weeks of 2008 for all C1 reserves and C2 reserves on the Kharassan Uranium Field in excess of 55,000 metric tonnes of uranium, expressed in imperial pounds of U_3O_8 (ie. 143 million imperial pounds of U_3O_8), that are discovered after closing of the Kharassan Acquisition and ending on the last business day of 2008, payable on or before the expiration of 60 days after December 31, 2008; and (b) for the last five weeks of each year after 2008 for C1 reserve increments C2 reserve increments of uranium, expressed in imperial pounds of U_3O_8, discovered on the Kharassan Uranium Field during each such year in excess of those reserves discovered at December 31, 2008, payable on or before the expiration of 60 days after December 31 of each such year. Under the Kharassan Acquisition Agreement, UrAsia Holdings is responsible for arranging project financing of U.S. $80,000,000 for the construction and commissioning of a mine in the Kharassan Uranium Field. As security for this obligation and the obligation to make the bonus payments referred to above, UrAsia Holdings has granted Jeffcott a security interest over the shares of UrAsia London.

Kharassan Contract

The Kharassan Contract is for a period of 29 years commencing on July 8, 2005 and expiring on July 7, 2034. It may not be assigned, nor can the sub-soil use rights be pledged or otherwise encumbered, without the prior consent of the Government of Kazakhstan, which also has a right of first refusal on any proposed sale or assignment of Kyzylkum's interest in the Kharassan Contract. The Kharassan Contract contemplates an exploration period of four years and a production period of 25 years. During the exploration period a yearly work program must be submitted to the appropriate government body for approval. In the case of a discovery of minerals, Kyzylkum is entitled to extend the contract period for the period necessary for evaluation of a commercial discovery. The contract provides the Republic of Kazakhstan with a priority right to purchase uranium produced from the Kharassan Uranium Field at prices not exceeding world market prices. The Kharassan Contract also provides for the following bonuses and royalties payable to the Government of Kazakhstan:

- In the case of a commercial discovery, 0.1% of the "base of calculation" where the base of calculation is the volume of extractable uranium reserves on an incremental basis for each commercial discovery multiplied by the weighted average price of sale of the first commercial product; and

- A royalty of 0.5% of the value of first commercial product which is deemed to be 47% of the final sales value.

Taxes will be levied at 30% of profits and there is an excess profits tax payable under the Kharassan Contract based on the ratio of accumulated income to accumulated expenditures as follows:

Ratio of Accumulated Income and Accumulated Expenditures	Excess Profits Tax Rate (%)
Up to 1.2	0
1.2 – 1.3	10

Ratio of Accumulated Income and Accumulated Expenditures	Excess Profits Tax Rate (%)
1.3 – 1.4	20
1.4 – 1.5	30
1.5 – 1.6	40
1.6 – 1.7	50
In excess of 1.7	60

The basis for the excess profits tax is the portion of 47% of the net income of Kyzylkum from the Kharassan Uranium Field which exceeds 20% of the tax deductions. Accumulated income is defined as the sum of annual income from the commencement of the project development. Accumulated expenditures is defined as the sum of deductible expenses incurred from the date of inception, reduced by expenditures on training of Kazakhstani nationals plus fixed assets additions. The reduction of accumulated expenditures is capped so that the reduction cannot exceed 10% of the unadjusted excess profits tax base.

Kyzylkum is also obligated to pay the sum of approximately U.S.$2,100,000 to the Government of Kazakhstan at the rate of U.S.$66 per ton of produced uranium from the Kharassan Uranium Field.

The Kharassan Contract also requires the following from Kyzylkum:

- insurance coverage acceptable to the MEMR;
- minimum exploration programs as follows:
    - exploration drilling of 540 wells totalling a minimum of 345,600 linear metres;
    - pilot production of 250 tons of uranium at an estimated cost of U.S.$8,740,000;
    - exploration expenditures of a minimum of U.S.$14,790,000;
- commercial production commencing in 2009 with output reaching 750 tons of uranium by 2011;
- at least 40% of the cost of equipment and materials purchased must be for equipment and materials of Kazakhstani origin;
- at least 90% of the cost of contract work must be of Kazakhstani origin;
- at least 95% of employees shall be Kazakhstani;
- 100% of expenditures for processing of field materials and laboratory studies must be to Kazakhstani companies;
- a liquidation fund amounting to 1% of exploration costs during the exploration period and 1% of operating costs during the production period; and
- at least 1% of exploration costs during the exploration period and 1% of operating costs during the production period for the training of Kazakhstani personnel.

Supplemental to the Kharassan Contract is the Kharassan Foundation Agreement which sets forth certain rights and obligations of each of UrAsia London, Ulbinsky and Kazatomprom in respect of Kyzylkum, including the rights to: participate in management of Kyzylkum and receive information on its activities; receive profits of Kyzylkum; elect officers and directors of Kyzylkum; review and inspect Kyzylkum's books and records; and, participate in the distribution of assets of Kyzylkum on liquidation. The Kharassan Foundation Agreement also provides each party with a right of first refusal to purchase the other parties' interests in Kyzylkum.

Akdala and South Inkai Acquisition

Akdala and South Inkai Acquisition Agreement

Pursuant to the Akdala and South Inkai Acquisition Agreement, UrAsia BVI (now UrAsia Holdings) acquired all of the issued and outstanding shares of Deanco in consideration for the sum of U.S.$350,000,000. Deanco, through Astana, holds a 70% equity interest in Betpak Dala which in turn holds a 100% interest in the Akdala Uranium Field and a 100% interest in the South Inkai Uranium Field by virtue of holding the Akdala Contract and the South Inkai Contract, respectively. The remaining 30% equity interest in Betpak Dala is held by Kazatomprom. The Akdala and South Inkai Acquisition Agreement also require bonus payments to Widley for additional discoveries of uranium reserves on the Akdala Uranium Field and the South Inkai Uranium Field as follows:

- a cash payment equal to 70% of 6.25% (being an effective rate of 4.375%) of the weighted average spot price per pound of U_3O_8 for the month in which the reserves are discovered for all C1 reserves and C2 reserves on the South Inkai Uranium Field in excess of 66,000 metric tonnes of uranium, expressed in imperial pounds of U_3O_8, that are discovered after November 7, 2005, payable on or before the expiration of 60 days from receipt of a certificate issued by the State Commission of Mineral Reserves of the Kazakhstan Republic confirming an increase in reserves.

As security for its obligations to make future payments to Widley, UrAsia Holdings has pledged all of the issued ordinary shares of Deanco to Widley pursuant to the Deanco Share Pledge Agreement, Astana has pledged to Widley its 70% interest in Betpak Dala pursuant to the Astana Pledge Agreement and Betpak Dala pledged to Widley UrAsia Holding's share of uranium products from the Akdala Uranium Field and the South Inkai Uranium Field.

Akdala Contract

The Akdala contract is for a period of 25 years commencing on March 28, 2001 and expiring on March 27, 2026. It may not be assigned without the prior consent of the Government of Kazakhstan. It provides for an exploration period of five years which commenced on March 28, 2001 and expired on March 27, 2006 and a production period of 20 years. The Government of Kazakhstan has a priority right to purchase up to 10% of the annual production volume of uranium from the Akdala Uranium Field at prices not exceeding the market price of uranium. Work programs on the Akdala Uranium Field are required to be submitted to the appropriate government body in Kazakhstan for approval. The Akdala Contract also provides for the following bonuses and royalties payable to the Government of Kazakhstan:

- A commercial discovery bonus of 0.05% of the value of extractable reserves;
- A royalty based on the weighted average selling price of uranium, excluding indirect taxes and transportation costs up to the point of delivery (provided that in the event of sale of uranium in U_3O_8 processing costs are deductible) as follows:

Price in U.S. dollars for one imperial pound of U_3O_8	Percentage
less than $10	1.3%
From $10 to $12	1.7%
From $12 to $15	1.8%
More than $15	2.2%

Taxes will be levied at 30% of profits and there is an excess profits tax under the Akdala Contract based on the project's internal rate return as follows:

Internal Rate of Return (%)	Excess Profits Tax Rate (%)
Up to 20	0
From 20 and 22	4
Between 22 and 24	8
Between 24 and 26	12
Between 26 and 28	18
Between 28 and 30	24
In excess of 30	30

The basis for the excess profits tax at the above rates is the net income (taxable income less the corporate profit tax) of Betpak Dala from the Akdala Uranium Field.

Expenditures for training Kazakhstani personnel equal to 0.05% of operating expenses and expenditures for social development of up to U.S.$564,000 are subject to deduction from total annual income.

Betpak Dala is also required to make a further payment of approximately U.S.$1,500,000 in equal quarterly instalments commencing on January 1, 2008 and ending on December 31, 2017.

The Akdala Contract also requires Betpak Dala to:

- allocate at least 0.05% of operating expenses for training of Kazakhstani personnel; and
- establish a liquidation fund amounting to 0.1% of operating expenses.

The subsurface use rights to the Akdala Uranium Field were originally granted to Kazatomprom and were subsequently transferred by Kazatomprom to Betpak Dala under an agreement dated May 26, 2004. Under that agreement, Betpak Dala accepted all liability under the Akdala Contract for the exploration and production of uranium from the Akdala Uranium Field. The agreement provides that Betpak Dala may not transfer the subsurface rights and that if Betpak Dala fails to comply with any of the terms of the agreement, then Kazatomprom is empowered to cancel such agreement. In such a case, Betpak Dala would lose the subsurface use rights to the Akdala Uranium Field.

South Inkai Contract

The South Inkai Contract is for a period of 24 years commencing on July 8, 2005 and expiring on July 7, 2029. It may not be assigned, nor can the sub-soil use rights be pledged or otherwise encumbered, without the prior consent of the Government of Kazakhstan, which also has a right of first refusal on any

proposed sale or assignment of Betpak Dala's interest in the South Inkai Contract. The South Inkai Contract contemplates an exploration period of four years and a production period of 20 years. During the exploration period a yearly work program must be submitted to the appropriate government body for approval In the case of a discovery of minerals, Betpak Dala is entitled to extend the contract period for the period necessary for evaluation of a commercial discovery. The contract provides the Republic of Kazakhstan with a priority right to purchase uranium produced from the South Inkai Uranium Field at prices not exceeding world market prices. The South Inkai Contract also provides for the following bonuses and royalties payable to the Government of Kazakhstan:

- In the case of a commercial discovery 0.5% of the "base of calculation" where the base of calculation is the volume of extractable uranium reserves on an incremental basis for each commercial discovery multiplied by the weighted average price of sale of the first commercial product; and

- A royalty of 0.5% of the value of first commercial product which is deemed to be 45.9% of the final sales value.

Taxes will be levied at 30% of profits and there is an excess profits tax payable under the South Inkai Contract based on the ratio of accumulated income to accumulated expenditures as follows:

Ratio of Accumulated Income and Accumulated Expenditures	Excess Profits Tax Rate (%)
Up to 1.2	0
1.2 – 1.3	10
1.3 – 1.4	20
1.4 – 1.5	30
1.5 – 1.6	40
1.6 – 1.7	50
In excess of 1.7	60

The basis for the excess profits tax is the portion of 45.9% of the net income of Betpak Dala from the South Inkai Uranium Field which exceeds 20% of the related tax deductions. Accumulated income is defined as the sum of annual income from the commencement of the project development. Accumulated expenditures is defined as the sum of deductible expenses incurred from the date of inception, reduced by expenditures on training of Kazakhstani nationals plus fixed assets additions. The reduction of accumulated expenditures is capped so that the reduction cannot exceed 10% of the unadjusted excess profits tax base.

Betpak Dala is also obligated to pay the sum of approximately U.S.$1,800,000 to the Government of Kazakhstan at the rate of U.S.$135.30 per ton of produced uranium from the South Inkai Uranium Field.

The South Inkai Contract also requires the following from Betpak Dala:

- insurance coverage acceptable to the MEMR;

- minimum exploration programs as follows:

    - exploration drilling of 240 wells totalling a minimum of 120,000 linear metres;

- pilot production of 300 tons of uranium at an estimated cost of U.S.$5,500,000;
- exploration commencing no later than 2010 with expenditures of at least U.S.$6,000,000;

- commercial production commencing in 2012 with output reaching 600 tons of uranium by 2012;
- at least 40% of the cost of equipment and materials purchased must be for equipment and materials of Kazakhstani origin;
- at least 90% of the cost of contract work must be of Kazakhstani origin;
- at least 95% of employees shall be Kazakhstani;
- 100% of expenditures for processing of field materials and laboratory studies must be to Kazakhstani companies; and
- a liquidation fund amounting to 1% of exploration costs during the exploration period and 1% of operating costs during the production period; and
- at least 1% of exploration costs during the exploration period and 1% of operating costs during the production period for training of Kazakhstani personnel.

Details of the proposed exploration and development program for the Akdala Uranium Field and South Inkai Uranium Field are disclosed under section 3.3 "Uranium Projects".

Betpak Dala Foundation Agreement

Supplemental to the Akdala Contract and the South Inkai Contract is the Betpak Dala Foundation Agreement which sets forth certain rights and obligations of Astana and Kazatomprom in respect of Betpak Dala, including the rights to: participate in management of Betpak Dala and receive information on its activities; receive profits of Betpak Dala; elect officers and directors of Betpak Dala; review and inspect Betpak Dala's books and records; and, participate in the distribution of assets of Betpak Dala on liquidation. The Betpak Dala Foundation Agreement also provides each party with a right of first refusal to purchase the other party's interests in Betpak Dala.

ITEM 3. BUSINESS OF THE CORPORATION

3.1 General

The business of the Corporation is the mining of and exploration for uranium. All of the Corporation's mining and exploration activities are currently carried on in the Republics of Kazakhstan and Kyrgyzstan, both of which are located in Central Asia.

After reaching historic lows in the 1990s, uranium prices have risen substantially in the past 18 months from approximately US$10.00 per pound U_3O_8 in early 2003 to over US$70.00 per pound U_3O_8 by late December2006 (Figure 1).

Major factors influencing this rapid increase include: a weak US dollar compared to currencies in the major uranium producing countries; recent disruptions in the uranium supply chain; waning commercial uranium inventories; Russia's withdrawal from the uranium concentrates market; and increasing uranium requirements. On a more fundamental basis, the outlook for nuclear power has changed dramatically

toward the positive since 2000. Global warming concerns, an excellent safety record, increasing efficiency, competitive costs, progress on waste disposal issues, and continuing new reactor installations (primarily in Asia) have all contributed to an atmosphere of healthy growth for the nuclear industry in general.

FIGURE 1 HISTORICAL URANIUM PRICES


Historical Uranium Prices
$120
$100
$80
$60
$40
$20
$0
1950
1960
1970
1980
1990
2000
Constant $
Actual $

FIGURE 2 URANIUM PRICE FORECAST

As a result of these influences, the market for natural uranium concentrates is evolving from a market driven by excess secondary supplies to one driven by the costs of new primary production. Global uranium requirements are expected to rise from the current level of about 175 million pounds U3O8 per year to 185 million pounds per year by 2010 and further to over 200 million pounds U3O8 per year by 2014. (Source: TradeTech)

Uranium supplies for nuclear fuel are provided by a mix of primary production and secondary supplies. Secondary supplies of uranium in various forms including recycling of reprocessed uranium and plutonium; down-blending of highly-enriched uranium (HEU) from nuclear weapons, decommissioned Russian submarines and ice breakers; the "stripping" of uranium enrichers' tails material; and commercial inventories account for over 40 percent of current total uranium supply. This proportion is expected to decline to about 15 percent by 2020. Most of this decrease is attributable to the end of the program to dismantle and blend down Russian nuclear warheads, but stripping of enricher tails is also projected to lose its market share. (Source: TradeTech)

As secondary supplies decline, additional primary production will be required in order to satisfy increasing global demands. Current production of around 110 million pounds U3O8 per year must expand to some 127 million pounds per year by about 2010, and to over 175 million pounds by 2015, with expiration of the Russian war-head dismantlement program. This additional production (Figure 2) is

expected to lead to higher uranium prices as marginal production will be at significantly higher cost than that of projects already in production. (Source: TradeTech)

TradeTech, a market-price reporting and consulting firm in Denver, Colorado, forecasts future uranium prices to continue to rise through 2008, to a peak value of at least \$70 per pound U3O8, but possibly as high as over \$100 per pound U3O8. TradeTech then expects prices to seek long-term clearing prices that could be as low as \$50 per pound U3O8 by the year 2020 but as high as possibly as \$90 per pound by that year.


Historical and Mid-Case Uranium Base Price
January 2006 U.S. Dollars/ Pound U3O8
History
Projection
$120
$100
$80
$60
$40
$20
$0
1950
1960
1970
1980
1990
2000
2010
2020
©2006-TradeTech

Kazakhstan and Its Uranium Industry

Background

In the 1940's, the USSR launched a program to establish and develop the national nuclear industry. In 1944, the State Defence Committee of the USSR instructed the Committee for Geology to involve all geological entities in the prospecting of uranium deposits in Kazakhstan and other regions of the country. This decision was the starting point for large-scale prospecting of uranium in the USSR.

During the Soviet era, Kazakhstan had a powerful uranium industry with developed infrastructure and qualified personnel. Uranium was produced at four industrial complexes, which generated greater than 30% of the total uranium production in the USSR at that time.

The earliest prospecting and exploration projects in Kazakhstan began in 1947 and were performed by Volkovskaya Exploration Company (now Volkovgeology). In 1951, the first uranium deposit, Kurdai, was discovered in Kazakhstan. By the early 1960's, the production of uranium was sufficient to support operations at three processing plants. Tselinnyi Industrial Complex (now Tselinnyi Mining and Chemical Complex), Pricaspiiskii (Kaskor) and Kara Balti.

Uranium Production

In the latter half of the 1960's, the potential for uranium production from low-grade ore of stratified-infiltration deposits by in-situ leaching was proved. This finding fundamentally changed the scale of the mineral resource base in Kazakhstan. By the late 1970's, unique deposits, for example Inkai, Mynkuduk, Moinkum, Kanzhugan, Severnyi and Yuzhnyi Karamurun, were identified.

Between 1980 and 1982, output of uranium in Kazakhstan had reached its highest. Uranium was being produced at almost 30 deposits. In excess of 70,000 people were employed by the nuclear industry at the time.

From 1953 to 1999, production in Kazakhstan totaled approximately 225 million lbs of U_30_8. In the early 1990's, conventional mining prevailed and accounted for 70% of the total uranium output. However, the transition from a command economy to a market economy created the necessity to use only the ISL method of uranium production.

From 1983 onwards, as a result of a reduction in state orders for uranium, production decreased by 25-30%.

As a result of a disarmament policy and the phasing-out of programs relating to the nuclear power industry after the events of Chernobyl, particularly since 1988, uranium output at the Tselinnyi and Pricaspiyskiy mining and processing complexes was further reduced. Due to the fact that underground and open-pit mining were no longer profitable and the price of uranium in the world market was low, six mining groups in Kazakhstan were closed and two were mothballed from production.

Conventional Mining

In 1995, Tselinnyi Mining and Processing Complex (Stepnogorsk City) ceased mining of uranium ore at its mines, specifically Grachev and Vostok, due to production inefficiencies.

Uranium concentrates were also manufactured as a byproduct at the former Pricaspiyskiy Mining and Processing Complex (JSC 'KASKOR'), which produced phosphoric acid from fossilized fish in Aktau. This facility, which had a capacity of 5.2 million lbs U_30_8 per year, was deemed non-competitive in 1993.

In-Situ Leaching Production

Kazakhstan has significant uranium reserves which can be extracted by in-situ leaching. Most of these resources occur in the basins of Chu-Sarysu and Syr-Darya rivers in South Kazakhstan.

In 1990, total production of uranium attributable to in-situ leaching amounted to 4.9 million lbs U_30_8. By 1997, production decreased to 2.5 million lbs. After an increase in capital investment in 1999 which was aimed at the renovation of existing infrastructure, output rose to 3.5 million lbs U_30_8.

Uranium Processing

Uranium used to be processed at the Tselinnyi Mining and Chemical Complex and the Prikaspiiskii Mining and Metallurgical Complex, construction of which made Kazakhstan a leader in uranium production in the former USSR.

Ulba Metallurgical Plant (c. Ust-Kamenogorsk) commenced operations in 1949 and maintained services mainly for the military industrial complex of the USSR. As a result, it was able to obtain the most

advanced technology, high-quality equipment and qualified specialists working in the fields of metallurgy and nuclear power. Ulba Metallurgical Plant's main product was fuel pellets used by nuclear power stations which constituted 85% of the USSR's requirements. In addition to uranium products, the plant manufactured beryllium, tantalum and niobium products, as well as hydrofluoric acid.

Owing in part to geographic location, slurry yellow cake was produced at the ISL sites of Stepnoye and Centralnoye and transported by railway to Kara Balti. Likewise, yellow cake produced by Mining Group No.6 was shipped to the Chkalovskii Hydrometallurgical Plant operated by VostokRedMet Industrial Association (Khodzhent, Tadjikistan).

Experimental Reactors

Experimental reactors have played a significant role in the development of the nuclear power industry. In 1972 in Aktau, the USSR's first experimental and commercial fast reactor BN-350 was introduced, which later became part of the Mangyshlakskii Atomic Power Complex ("MAEC").

Another research reactor was constructed in Alatau (20km south of Almaty) under the Institute of Nuclear Physics of the Kazakh Academy of Sciences. Three additional research reactors were established at the scientific and production association, 'Luch', nuclear test ground in the territory of the Semipalatinsk.

Between 1986 and 1990, nuclear power plants in operation were producing at less than 40% of capacity targets set forth in the five-year plan. Production units manufacturing nuclear weapons were under reorganization; they dismantled nuclear war-heads of long-range and medium-range missiles. For the first time, the nuclear industry was faced with surplus uranium production.

Industry Breakdown

- In 1991, after Kazakhstan gained its independence, control of all entities involved in the nuclear power industry and located in Kazakhstan passed to the Government of Kazakhstan. During this restructuring, capacity decreased from more than 8.0 million lbs U_30_8 in the early 1990's to slightly over 2.0 million lbs in 1997. The industry breakdown continued until 1998.

By the end of 1991 only 8 companies, which had earlier been included in the USSR's unified nuclear fuel complex, were operational: Mining Groups – Centralnoye, Stepnoye, No.6, Volkovgeology, Tselinnyi Mining and Chemical Complex, Kaskor, Ulba Mining and Chemical Complex, Mangistauskii Atomic Power Complex.

Independence and Reform

From 1992 onward, Russia completely withdrew all orders for Kazakhstani natural uranium, thereby placing production and processing facilities in a precarious situation. As a result, the Government of Kazakhstan decided to consolidate all entities involved in the atomic power industry into the Kazakhstani State Corporation of the Atomic Power Industry ("KSCAPI").

KSCAPI was aimed at the following: (i) consolidation of facilities; (ii) development of a strategy for industry support and its further reorganization; (iii) protection of the interests of the state and its business enterprises in the world uranium market; and (iv) performing conversion and diversification of the production units, taking into account their production capacities and available personnel.

Difficulties in the World Market

In the early 1990's, due to cessation of the arms race, the USSR began exporting natural uranium to the US market via the Concord-Nuexco trade company. This undertaking by the USSR resulted in a drop of uranium prices to US$8/lb and the commencement of anti-dumping actions against the USSR. The case began on November 29, 1991, and on March 25, 1992, the US Department of Commerce determined that the investigation should be continued in respect of all of the CIS.

As a result of these investigations, the Prime Minister of Kazakhstan ordered a working group of KSCAPI's specialists to be established. After lengthy negotiations with the U.S., on October 16, 1992 an agreement regarding the suspension of anti-dumping actions against Kazakhstan was signed. This agreement, in which Kazakhstan secured a quota for the sale of uranium in the U.S. market, enabled Kazakhstan to deliver 760 tons of U_30_8 to the U.S. market as early as 1993.

On August 31, 1993, Kazakhstani Cabinet Ministers issued a decree regarding the reorganization of KSCAPI into the national joint-stock company, Kazakhstani Atomic Power Industry Enterprises ("KAPIE") whose mandate was the production, export and transport of uranium. Kazakhstan has also established the National Atomic Energy Agency, and has become a member of the International Atomic Energy Agency ("IAEA").

National Atomic Company Kazatomprom

The next stage of industry reform was the formation of Kazatomprom by the decree of the President of Kazakhstan in 1997. Kazatomprom included the geologic exploration company Volkovgeology, three Mining Groups (Stepnoye, Centralnoye, No.6) producing uranium by in-situ leaching, and Ulba Metallurgical Plant.

In 2000, Kazatomprom won the antidumping action initiated by the US Department of Commerce, restrictions for sale of Kazakhstani uranium in the USA and Europe were lifted and joint ventures were established with Canadian, French and Russian companies.

At present, Kazatomprom's market share is as follows:

- uranium – 8%, ranked 4th in the world, compared to 16th in 1999;
- beryllium product – 29%, ranked 2nd in the world, compared to 3% in 1999;
- tantalum product - 8%, ranked 4th in the world, compared to 0.4% in 1999.

Currently, Kazatomprom controls six main lines of activities: geological prospecting and exploration, uranium production, metallurgy, the power industry, scientific support of production, and personnel retraining and social maintenance.

Kazatomprom also has shares in uranium production joint ventures, namely: Katco (with AREVA, France), Inkai (Cameco, Canada), Zarechnoye (Russia, Kyrgyzstan), and UKR TVS for nuclear fuel production (Russia, Ukraine).

Regulation: International and National

International

- Kazakhstan is party to several multilateral and bilateral international treaties including the Treaty on Non-Proliferation of Nuclear Weapons, the Comprehensive Test Ban Treaty, the Convention on Physical Protection of Nuclear Materials and an agreement with the International Atomic Energy Agency ("IAEA") for the application of safeguards in connection with the Treaty on Non-Proliferation of Nuclear Weapons. Kazakhstan also follows several Information Circulars of the IAEA.

National

The uranium industry of Kazakhstan is regulated by a number of laws and regulations relating to, among other things, the use of atomic energy, environmental protection, export controls, insurance requirements and exploration for and mining of uranium.

Exploration and Mining Contracts

The rights to subsoil use can arise as a result of: (i) granting of the right (by the state); (ii) transferring of the right (by another right holder); (iii) universal legal succession. The rights to subsoil use are granted through contracts entered into with MEMR. Under Kazakh law, there are four types of contracts for subsoil use: (i) exploration contracts; (ii) mining contracts; (iii) combined exploration and mining contracts; (iv) contracts for the construction and exploitation of underground facilities not connected with exploration and/or mining.

The tender of investment programs is carried out through MEMR. The tender can be open or closed. The terms of an open tender are published, while the terms of a closed tender are only disclosed to a limited number of potential participants. The winner of the tender is determined by the tender commission, formed by the Government of Kazakhstan, in accordance with specific criteria. The tender is generally concluded within two months from its start and the results are officially published. The relevant governmental authority then enters into a contract for operations in respect of subsoil use with the winner of the tender. After registration of the contract, the right to subsoil use is deemed to be granted.

There are three types of contracts for subsoil use operations: (i) production-sharing agreements; (ii) concession agreements; and (iii) service agreements. Depending on the terms of the specific subsoil operations, combined contracts and other types of contracts are allowed. Terms of the contracts are as follows: (i) exploration contracts – up to 6 years; (ii) mining contracts – up to 25 years, while contracts for areas with huge and unique deposits are up to 45 years; (iii) combined exploration and mining contracts – for a period which includes the terms for both exploration and mining.

Exporting of Uranium

Exporting of uranium and its compounds from Kazakhstan is subject to export licensing by the Committee for Trade and Tourist Activity Regulation of Ministry of Industry and Trade of Kazakhstan ("MIT"). The applicant submits the export contract and other required formal documents to MIT for consideration. After obtaining an export license, the company must obtain special permission of the Government to export nuclear materials, technologies, and sources of radioactive emissions. The export and import of goods and services in the sphere of atomic energy use, including transfer, sales or purchases for commercial purposes or transfers of a non-commercial character requires licensing by the Committee

of Atomic Energy ("CAE") of MEMR. The current legislation of Kazakhstan, including its international obligations, does not provide export quota requirements for uranium and its compounds.

IAEA has certain requirements regarding any transfer of uranium or its compounds from Kazakhstan. One of the main requirements of the IAEA is that any uranium and its compounds that may be exported from Kazakhstan, and materials that could be derived therefrom, are under the control of, and subject to all requirements (including international agreements on nuclear safety) and guaranties of, the IAEA until reaching the receiving country.

IAEA also has certain requirements for the export of uranium and its compounds to any non-nuclear-weapons country. The exporting party must require the importing party to undertake that imported uranium and its compounds:

- will not be used for making nuclear weapons and facilities or for other military purposes;
- will be under the control of IAEA during the entire period of its use;
- will be secured in accordance with IAEA standards; and
- may be re-exported or transferred from the jurisdiction of the receiving country only in very limited circumstances and on special conditions.

Other Licences and Insurance

A company involved in the exploration and/or production of uranium may also need to obtain another license from MEMR. This license is general in nature and may be necessary to obtain nuclear materials, sources of ionizing emissions and radioactive materials treatment during exploration for and mining of uranium. In addition, there is legislation in place in Kazakhstan which requires that shippers and recipients of radioactive and other hazardous materials guarantee the safety of transport of those materials and have appropriate resources in place to deal with accidents and emergency situations.

Kyrgyzstan and Its Uranium Industry

Overview

In the 1940's, the USSR launched a program to establish and develop the national nuclear industry. In 1944, the State Defense Committee of the USSR instructed the Committee for Geology to involve all geological entities in the prospecting of uranium deposits in different regions of the country, including Kyrgyzstan.

During post-war reconstruction (1945-1957), Kyrgyzstani geologists discovered commercial ore bodies of uranium at the Kadzhisaya and Kavak areas. In 1946-1947 the Dzhilskoye Field (Kadzhisaya area) produced more than three tons of uranium. Between 1957 and 1991, there was a period of rapid development in mining connected with the concentration of human, material and financial resources within one geological center, the Department of Geology and Subsoil Protection under the Council of Ministers of the Kyrgyz Soviet Socialist Republic. In 1992, after the collapse of the Soviet Union, the majority of enterprises of the Ministry of Middle Engineering, which supervised mining enterprises, continued in Russia but the majority of uranium production and initial processing remained in Kazakhstan and other Central Asian countries.

During the Soviet era, Kara Balti processed uranium concentrate from deposits in Kyrgyzstan and Kazakhstan for use in Soviet nuclear power plants. In 1991, when Kyrgyzstan gained its independence, the plant fell idle for lack of raw material until 1994 when it reached an agreement with Kazakhstan to process its uranium concentrate. As of 2001, Kara Balti continued to process Kazakhstani uranium concentrate into U_3O_8 in an arrangement with Kazatomprom. Uranium extraction in Kyrgyzstan itself has ceased. Kara Balti exports U_3O_8 to Kazatomprom's customers, which include Russia. In 1999, Kara Balti processed 450 metric tons of Kazakhstani U_3O_8, which is about 30-35% of the plant's capacity.

In July 2000, Kyrgyzstan agreed to a joint venture with Kazakhstan and Russia in which Kazakhstani uranium concentrate is to be processed at Kara Balti for the Russian nuclear industry. The joint venture was registered in December 2001 and the joint venture partners are Kazatomprom (45%), three Russian entities (total 45%) and a Kyrgyzstan entity (10%). The joint venture is reportedly planning to open a mine in southern Kazakhstan with a capacity of 500 tons of uranium per year in mid-2006.

Regulation: International and National

International

Kyrgyzstan is party to several multilateral and bilateral international treaties including the Agreement on Joint Activities concerning Nuclear Weapons, the Agreement on the Main Principles of Cooperation in the Sphere of Peaceful Use of Atomic Energy, the Treaty on Non-Proliferation of Nuclear Weapons, the Basel Convention on Control for Transboundary Transportation of Hazardous Waste and Their Disposal, the Comprehensive Test-Ban Treaty and an agreement with the IAEA for the application of safeguards in connection with the Treaty on Non-Proliferation of Nuclear Weapons.

National

The uranium industry in Kyrgyzstan is regulated by a number of laws and regulations relating to, among other things, the use of atomic energy, environmental protection, export controls, insurance requirements and exploration and mining of uranium.

Subsoil Use Licenses and Contracts

Under Kyrgyzstani law, subsoil rights may be granted for the following uses:

- exploration ;
- development;
- construction and operation of underground structures, not associated with production of mineral resources (for storage of oil, gas and other substances, for disposal of hazardous materials and substances, use of geothermal heat, etc.); and
- establishment of points under special protection, having scientific, cultural, aesthetic and other importance (for example, geological reserves, training grounds, caves, etc.).

Subsoil use rights are granted by a license from the State Agency for Geology and Mineral Resources, which is supplemented by a detailed contract, which establishes all major terms and conditions for exploration or development.

There are three types of licences:

- License for exploration. This license gives the holder the exclusive right to perform exploration work within the boundaries of the licensed area for a period of 2 years, which may be extended for a further 10 years, subject to compliance and fulfilment of the terms and conditions stipulated by the subsoil use contract. In the case of a commercial discovery, the licensee has the exclusive right to obtain a development license.

- License for development. This license gives the holder the exclusive right to perform exploration work, mine development, production and processing of minerals, use of mining and processing waste, refining, sale and export of all produced minerals and processed products for the period set forth in the licence but not more than 20 years, with the possibility of a further extension until the mineral reserves are depleted.

- License for construction and operation of underground structures not associated with production of mineral resources. This license entitles the holder to construct and operate underground structures for the term set forth in the licence but not more than 20 years, with the possibility of a further extension of the term, if necessary.

Rights to subsoil use are obtained from the Government of Kyrgyzstan through a tendering process or through direct negotiations with the Government.

Exporting of Uranium

Exporting of uranium and its compounds is subject to export licensing by the Ministry of Economic Development, Industry and Trade ("MEDIT"). The applicant submits the export contract and other required formal documents to MEDIT for consideration. The legislation specifies two types of export licenses: (i) a single license; and (ii) a general license. A single license is issued for the export of uranium in a single transaction. A general license is issued for the term required for the export of a certain volume and content of uranium for a term not exceeding one year, however, upon application of the license holder, the term of the license can be extended.

Export and import of nuclear materials, technologies, equipment, special non-nuclear materials, radioactive sources of ionizing emissions and isotope products are subject to licensing by the Defense Ministry (i.e. general license for the type of export activity concerned).

Export of nuclear materials from Kyrgyzstan is also governed by the Treaty on Non-Proliferation of Nuclear Weapons and other international treaties.

There are certain requirements of the IAEA for the export of uranium and its compounds to any non-nuclear-weapons country. The exporting party must require the importing party to undertake that imported uranium and its compounds:

- will not be used for making nuclear weapons and facilities or for other military purposes;

- will be under the control of IAEA during the entire period of its use;

- will be secured in accordance with IAEA standards; and

- may be exported or transferred from the jurisdiction of the receiving country only in very limited circumstances and on special conditions.

Other Licences and Insurance

A company involved in the exploration and/or production of uranium may also need to obtain a license from the Ministry of Ecology and Emergency Situations and the Ministry of Health Protection.

The Government of Kyrgyzstan is also considering legislation which would require mandatory insurance coverage for organizations engaged in the delivery of hazardous materials, including uranium.

3.2 Risk Factors

AN INVESTMENT IN SECURITIES OF THE CORPORATION IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE MADE BY INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

Prior to making an investment decision investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Corporation consider the risks set out below to be the most significant to potential investors in the Corporation, but not all of the risks associated with an investment in securities of the Corporation. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware or which they consider not to be material in relation to the Group's business, actually occur, the Group's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Corporation's securities could decline and investors may lose all or part of their investment.

RISKS RELATED TO THE URANIUM INDUSTRY AND NUCLEAR ENERGY

Nuclear Energy Competes With Other Viable Energy Sources

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services, which in turn may result in lower market prices for U_3O_8, which would materially and adversely affect the Group's business, financial condition and results of operations.

Public Acceptance Of Nuclear Energy Cannot Be Assured

Growth in the demand for uranium and in the nuclear power industry will depend upon continued and increased acceptance of nuclear technology by the public as a safe and viable means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident or incident at a nuclear reactor anywhere in the world, or an accident or incident relating to the transportation or storage of new or spent nuclear fuel, could negatively impact the public's acceptance of nuclear power and the future prospects for nuclear power generation, which may have a material and adverse effect the Group's business, financial condition and results of operations.

Uranium Industry Competition Is Significant

The international uranium industry is highly competitive. The Group markets uranium to utilities in direct competition with supplies available from a relatively small number of world uranium mining and enrichment companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel, and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The Group competes against competitors that are larger and better capitalized, have state support, have access to more efficient technology, and have access to reserves of uranium that are cheaper to extract and process. As such, no assurance can be given that the Group will be able to compete successfully with its industry competitors.

Sales Of Uranium Are Restricted By International Trade Regulations

The supply of uranium is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Group and may affect the supply of uranium available in the U.S. and Europe, which are the largest markets for uranium in the world. If the Group is unable to supply Uranium to important markets in the U.S. or Europe, its business, financial condition and results of operations may be materially and adversely affected.

Deregulation Of The Electrical Utility Industry May Affect The Demand For Uranium

The Group's future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the U.S. and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of some nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.

RISKS RELATED TO THE GROUP'S BUSINESS

The Group's Financial Condition And Results Of Operations May Be Adversely Affected by Changes In The Market Price Of U_3O_8

The majority of the Group's revenues are derived from the sale of uranium products. The Group's financial condition, results of operations, earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U_3O_8. Historically, these prices have fluctuated widely. Between 1970 and 2006 the price of U_3O_8 has fluctuated between approximately US$10 per pound and approximately US$100 per pound. The price of U_3O_8 has been and will continue to be affected by numerous factors beyond the Group's control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production.

If the price of U_3O_8 declines for a substantial period below the cost of production at the Group's mines, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, profitability and the Group's financial position. A decline in the market price of U_3O_8 may also require a write-down of the Group's mineral reserves and resources which would have a material and adverse affect on its financial condition, results of operations and profitability. Should any significant write-down in reserves and resources be required, material write downs of the Group's

investment in the affected mining properties and increased amortization, reclamation and closure charges may be required.

The Group Will Require Significant Amounts Of Additional Capital In The Future

The Group has limited financial resources, and limited sources of operating cash flow. The Group will continue to make substantial capital expenditures related to exploration, development and production. In particular the Group will have further capital requirements as it proceeds to expand its present mining and processing operations and exploration activities at its uranium projects, or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it.

In addition, the Group may incur major unanticipated liabilities or expenses. There can be no assurance that the Group will be able to obtain necessary financing in a timely manner on commercially acceptable terms, if at all.

Volatile demand for uranium and the volatile price for U_3O_8 may make it difficult or impossible for the Group to obtain debt financing or equity financing on commercially acceptable terms or at all. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its uranium projects with the possible loss of the rights to such properties. If exploration or the development of any mine is delayed, such delay would have a material and adverse effect on the Group's business, financial condition and results of operation.

At Kharassan, the foundation agreement requires that the Group (through the provision of loans) fund 100% of the operations of the Kharassan uranium project even though it only has a 30% equity interest in Kyzylkum. The maximum rate of such loans is LIBOR + 1.5%. If the Group is unable to provide such funding, then development of the Kharassan uranium project may be delayed or stopped altogether.

Title (Subsoil Use Rights) To The Group's Uranium Projects Cannot Be Assured

No assurance can be given that title to the Group's properties will not be challenged or revoked in the future.

In Kazakhstan title (subsoil use rights) are granted by means of a contract entered into with the MEMR which grant rights for the exploration or production of minerals. Such contracts are required to be registered with the MEMR and are subject to numerous terms and conditions related to, among other things, drilling obligations, investments, use of Kazakhstani personnel and services, tax obligations, insurance coverage, environmental monitoring and mineral (uranium) production. If Kyzylkum was to be in breach of such obligations under the Kharassan Contract, or if Betpak Dala was to be in breach of such obligations under the Akdala Contract or South Inkai Contract, or if those contracts are not properly registered with the MEMR, those licences and contracts could be suspended or terminated with a resultant loss of the Group's interests in the underlying properties. Historically, Betpak Dala has recorded numerous instances of underperformance of the Akdala Contract. Most of such instances of underperformance have been cured. However, no assurance can be given that the MEMR would not take action to suspend or cancel the Akdala Contract as a result of such breaches. Although the Group would intend to seek waivers of any breaches of or the renegotiation of the terms of these commitments, no assurance can be given that it would be successful in doing so.

If UrAsia LLC was to be in breach of any of the terms of the Kyrgyz Exploration Licences, the Group's rights to explore in Kyrgyzstan under such documents may be impeded and such licences may be revoked.

The Group Has A Limited History of Operations And No History Of Profitability

The Group has a limited history of operations. The Group has never reflected a profit. The future financial success of the Group will depend on its ability to generate cash flow from active mining operations in the future, as well as its ability to access capital needed for expansion. There is no assurance that the Group will ever be profitable.

The Group May Have Conflicts with Others Over Property Rights

To date, the rights of other land users have not prevented or restricted any member of the Group from fulfilling its obligations under the Kharassan Contract, the Akdala Contract or the South Inkai Contract. There can be no guarantee, however, that in the future the rights of other land users will not conflict with the Group's rights under these agreements which could restrict its ability to carry out its operations and could materially adversely affect the Group's business and results of operations.

Significant Improvements to Local Infrastructure Will Be Required

Expansion and development of the Group's uranium projects in Kazakhstan will require the financing and construction of additional infrastructure, including roads, power lines and power plants. The Government of Kazakhstan may assume some costs associated with infrastructure expansion and development, however, this cannot be assured. If the Group is required to finance the expansion and development of infrastructure without state assistance, it will require significant additional capital, which may not be available or may not be available on commercially acceptable terms. If funding cannot be secured, expansion and development of the Group's uranium projects may be delayed or halted which may have a material and adverse effect on the Group's business, business prospects, financial condition and results of operations.

The Group's Operations Are Subject To Operational Risks and Hazards Inherent In The Mining Industry

The Group's business is subject to a number of inherent risks and hazards, including environmental pollution, accidents or spills; industrial and transportation accidents, which may involve radioactive or hazardous materials; labour disputes; power disruptions, catastrophic accidents; failure of plant and equipment to function correctly, the inability to obtain suitable or adequate equipment, fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technical failure of mining methods. The Group may also contract for the transport of its uranium and uranium products to refining, conversion and enrichment facilities in North America and Europe, which will expose the Group to risks inherent in transportation including loss or damage of transportation equipment and spills of cargo.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Group's uranium properties, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the Group's mines or refining facilities or in the Group's exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material and adverse effect on the Group's future cash flows, earnings, results of operations and financial condition.

An Increase In The Group's Production Costs Could Reduce Profitability

Changes in the Group's production costs could have a material and adverse impact on its profitability. Its main production expenses are energy and sulphuric acid. Changes in costs of the Group's mining and processing operations can occur as a result of unforeseen events, and could result in changes in operating results. Many of these changes are beyond the Group's control.

The Group's Insurance Coverage May Not Be Adequate Cover All Possible Risks

In Kazakhstan, the Group is required to obtain insurance coverage covering produced uranium product, transportation, property, environmental pollution, liability to third parties, social insurance, medical insurance for employees and life and health insurance for employees. Although the Group intends to acquire insurance to cover some of these risks and hazards in an amount management believe to be reasonable, subject to deductibles, this insurance may not provide adequate coverage in all circumstances. No assurance can be given that the Group's insurance will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards. Also, the Group may be subject to liability or sustain loss for certain risks and hazards against which the Group cannot insure or which the Group may elect not to insure because of the cost. This lack of insurance coverage could have a material and adverse impact on the Group's future cash flows, earnings, results of operations and financial condition.

Mineral Reserve And Resource Estimates Are Only Estimates And May Not Reflect The Actual Deposits Or The Economic Viability Of Uranium Extraction

Reserve and resource figures included for uranium are estimates only and no assurances can be given that the estimated levels of uranium will actually be produced or that the Group will receive the uranium price assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and exploration results and industry practices. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. While the Corporation believes that the reserve and resource estimates included are well established and reflect management's best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Resources figures included herein have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral resource estimate or reserve will ultimately be reclassified as proven or probable reserve.

If the Group's reserve or resource estimates for its uranium projects are inaccurate or are reduced in the future, this would have an adverse impact on the Group's future cash flows, earnings, results of operations and financial condition.

Production Estimates May Be Inaccurate

The Group prepares estimates of future production for particular operations. No assurance can be given that the Group's production estimates will be achieved. Failure to achieve production estimates could

have a material and adverse impact on the Group's future cash flows, earnings, results of operations and financial condition. Production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and the physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.

Actual production may vary from estimates for a variety of reasons, including, the availability of certain types of ores; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); mining and milling losses being greater than planned; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including fuels, chemical reagents including sulphuric acid, water, equipment parts and lubricants; drill rig availability; plant and equipment failure; labour shortages or strikes; lack of required labour; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of the Group or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Group to cease production. Each of these factors also applies to the Group's mines not yet in production and to operations that are to be expanded. In these cases, the Group will not have the benefit of actual experience in verifying its estimates, and there is a greater likelihood that actual production results will vary from the estimates.

Exploration And Development Activities May Not Be Successful

Exploration for and development of uranium properties involves significant exploration and financial risk which even a combination of careful evaluation, experience and knowledge will not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.

Even if an exploration program is successful and economically recoverable uranium is found, it can take a number of years from the initial phases of drilling and identification of the mineralization until production is possible, during which time the economic feasibility of extraction may change and uranium that was economically recoverable at the time of discovery ceases to be. There can be no assurance that uranium recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale operations, and material changes in geological resources or recovery rates may affect the economic viability of uranium projects.

The Group cannot assure that exploration and development programs will result in profitable commercial mining operations. The economics of developing uranium properties are affected by many factors including the cost of operations, fluctuations in the price of uranium, costs of processing equipment and such other factors as government regulations. In addition, the quantity of uranium ultimately extracted may differ from that indicated by drilling results and such differences could be material.

Production Is In Part Dependent On Developing New Uranium Properties

The Group's ability to sustain or increase levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are highly cyclical. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. The Group will conduct feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from the Group's best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on the Group's future cash flows, earnings, results of operations and financial condition.

Exploration Programs May Be Hindered By Lack of Equipment

The significant expansion of oil and gas and mineral exploration in Kazakhstan in recent years has significantly increased demand for drilling operators and drill rigs. The Group does not currently have sufficient contracts for drilling services in Kazakhstan or Kyrgyzstan. While the Group would seek to import drill rigs from outside of such countries, no assurance can be given that the Group will be able to secure drill rigs and their operators in a timely manner in order to meet current exploration program schedules. As well, the cost of securing drilling services may be materially higher than currently anticipated by the Group. If exploration programs are delayed or cancelled as a result, or cost more than originally budgeted, it may have a material and adverse impact on the Group's exploration activities, results of operations and cash flows.

The Group Is Subject To Environmental, Health And Safety Risks

The Group will expend significant financial and managerial resources to comply with a complex set of environmental, health and safety laws, regulations, guidelines and permitting requirements (for the purpose of this paragraph, "laws") drawn from a number of jurisdictions. The historical trend toward stricter laws is likely to continue. The uranium industry is subject to not only worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining, milling, refining and conversion sites and other environmental matters, each of which could have a material adverse effect on the Group's operations or the cost or the viability of a particular project.

The Group's facilities operate under various operating and environmental permits, licences and approvals

that contain conditions that must be met and the Group's right to continue operating its facilities is, in a number of instances, dependent upon compliance with these conditions. Failure to meet certain of these conditions could result in interruption or closure of the Group's facilities, termination of contacts with the MEMR or material fines or penalties, all of which could have an adverse impact on the Group's business, future cash flows, earnings, results of operations and financial condition.

The Group May Be Adversely Affected By Governmental Regulation and Policy

Mining and refining operations and exploration activities, particularly uranium mining, refining and transport, are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing the Group's mines and refining and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact the Group's decision as to whether to operate existing mines and other facilities or, with respect to exploration and development properties, whether to proceed with exploration or development. The Group will expend significant financial and managerial resources to comply with such laws and regulations. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, the Group is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies and practices, such as those affecting mining operations and uranium refining operations, and uranium transport, could materially and adversely effect the Group's results of operations and financial condition in a particular period or its business prospects.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies.

The development of mines and related facilities is contingent upon governmental approvals, licences and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licenses and permits are subject to many variables outside the Group's control, including potential legal challenges from various stakeholders such as environmental groups and non-government organizations. Any significant delays in obtaining or renewing such approvals, licences or permits could have a material adverse effect on the business and business prospects of the Group.

The Group May Be Unable To Hire And Retain Qualified Personnel

The Group's success depends to a significant degree upon the contributions of qualified technical personnel. Its future success will depend in a large part upon its ability to attract and retain highly skilled personnel in Kazakhstan and Kyrgyzstan, as the Group is subject to requirements which require the employment of a minimum number of Kazakhstani employees. Competition for such personnel in Kazakhstan and in the industry in which the Group operates is intense, and the Group may not be successful in attracting and retaining qualified personnel locally or in obtaining the necessary work permits to hire qualified expatriates. Its inability to do so in the future may materially and adversely affect its business, business prospects, financial condition and results of operations, and its ability to comply with the employment requirements of its mining contracts.

Additionally, the Group depends on its key management for the operation of its day to day activities and implementation of its growth strategy. In addition, personal connections and relationships of its key

management are important to the conduct of its business. If the Group was to lose a member of its key management, its business, business prospects and result of operations might be adversely affected.

The Group Has Only Recently Acquired Its Mineral Projects

Most members of the Board have had no operating history with the Group's principal assets. As such, the Group will rely to a heavy extent on local employees with knowledge of the principal assets.

The Group's Assets Are Subject To A Security Interests

Jeffcott has a security interest over UrAsia's Holdings ordinary shares of UrAsia London which secures certain payments due to Jeffcott under the Kharassan Acquisition Agreement. If UrAsia Holdings was to default on its obligations to make these payments under the Kharassan Acquisition Agreement, Jeffcott could attempt to realize on its security and UrAsia Holdings could lose its interest in the ordinary shares of UrAsia London and consequently its indirect interest in Kyzylkum and the Kharassan Uranium Field. As security for the obligation of UrAsia Holdings to make future payments to Widley under the Akdala and South Inkai Acquisition Agreement, Widley has a security interest over all of the ordinary shares of Deanco, over Astana's 70% interest in Betpak Dala and over UrAsia Holding's share of uranium products form the Akdala Uranium Field and the South Inkai Uranium Field. If Widley were to attempt to realize on its security, UrAsia Holdings could lose any or all of those assets and its indirect interest in the Akdala Uranium Field and the South Inkai Uranium Field.

The Group Depends On Relations with Third Party Service Providers

The Group's operations depend on products and services provided by third parties including contractors, surveyors and consultants. In particular, Betpak Dala is heavily reliant on services provided by Kazatomprom. Most of the services used in production at Akdala are either purchased or leased from Kazatomprom. The commercial strippant produced at Akdala is processed by a subsidiary of Kazatomprom into yellow cake, which is in turn processed into U_3O_8 by other companies either owned or associated with Kazatomprom. If there is a breakdown in relations with Kazatomprom or if there is any interruption to the products or services provided by Kazatomprom or other third parties the Group's business may be adversely affected, and the Group may be unable to find adequate replacement products or services on a timely basis or at all.

Managing Growth and Expansion May Be Difficult

The Group may experience rapid growth and development in a relatively short period of time. The Group's management of that growth will require, among other things, stringent control of financial systems and operations, the development of management controls and the training of new personnel. Failure to manage the Group's rapid growth and development successfully could have a material adverse effect on the Group's financial condition and results of operations.

The Group May Not Have Control Over Its Uranium Projects

The rights and obligations of the Group in relation to each of its uranium projects in Kazakhstan are set forth in a foundation agreement with the other joint venture parties. The Group only has a 30% equity interest in the entity that has the rights to the Kharassan Uranium Field and as a result is not able to exert a controlling influence over strategic and major operational decisions that could be made in respect of that joint venture. In practice, the operations of Kyzylkum are likely to be directed largely by the requirements of Kazatomprom.

The Group May Not Be Able To Further Acquire Uranium Properties

The Group's strategy depends to a certain extent on its ability to make additional acquisitions of mining rights or uranium assets. The Group cannot guarantee that it will be able to identify appropriate properties or negotiate acquisitions on favourable terms or that it will be able to obtain the financing necessary to complete such future acquisitions. If the Group is unable to acquire additional mining rights or uranium assets it cannot be certain that it will be able to expand its production with new resources.

The Security of the Group's Proprietary Information Cannot Be Assured

In the course of its business, the Group will acquire and/or develop propriety information regarding its mines, their operations, and exploration results, among others. While the Group believes that adequate steps have been taken to secure such proprietary information, there can be no assurance that such information will not be the subject of theft, whether physically or electronically. The loss of such propriety information may have a material and adverse effect on the Group's business and business prospects.

Forecasts of Capital Costs and Operating Costs May Differ From Estimates

Capital and operating cost figures included in this Annual Information Form are in many instances estimates only and no assurance can be given that such estimates are accurate. Such estimates are expressions of judgment based on knowledge and experience. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. While the capital and operating cost estimates contained in this Annual Information Form are thought to be reliable, no assurance can be given that capital and operating costs will not be greater than those anticipated.

The Group Requires Further Licences to Exploit its Uranium Resources

The Group's exploration and mining activities, including the export of uranium, are dependent upon the grant of appropriate licences, permits and consents (the "Authorisations"), which may be granted for a defined period of time, or may not be granted or may be withdrawn or made subject to limitations. The Group requires numerous further Authorisations for the conduct of its operations, particularly in relation to the South Inkai Uranium Field and the Kharassan Uranium Field. There can be no assurance that all necessary Authorisations will be granted to the Group, or that Authorisations already granted will not be withdrawn or made subject to limitations.

The Government of Kazakhstan May Requisition Uranium from Licence Holders

Under each of the Akdala Contract, the South Inkai Contract and the Kharassan Contract, the Government of Kazakhstan possesses the pre-emptive right to purchase part or all of the uranium produced at the Group's Kazakhstan properties at prices not exceeding world market prices. Were those rights to be exercised, the Group could be put in a position where it would breach obligations owed to other third parties, which could materially adversely affect the Group's businesses and results of operations.

RISKS RELATING TO OVERSEAS OPERATIONS

The Group's Uranium Projects Are Subject To Political Risks Associated With Operating In Foreign Jurisdictions

The Group's uranium projects are located in the Republic of Kazakhstan and the Republic of Kyrgyzstan.

These countries are developing countries that have experienced political and economic difficulties in recent years. The Group's mining operations and exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining business in each of these countries. Operations may also be affected in varying degrees by terrorism, military conflict or repression, crime, corruption, extreme fluctuations in currency rates and high inflation in Central Asia and the CIS generally.

The relevant governments have entered into contracts with the Group or granted permits or concessions that enable the Group to conduct operations or development and exploration activities. Notwithstanding these arrangements, the ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which the Group has no control.

There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, renationalization of mining industries may occur, or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that the Group's assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. While there may be provisions for compensation and reimbursement of losses to investors under such circumstances, there is no assurance that such provisions would be effective to restore the value of the Group's original investment. Similarly, the Group's operations may be affected in varying degrees by governmental regulations with respect to restrictions on production, price controls, export controls, income and other taxes, royalties, expropriation of property, environmental legislation, mine safety and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above. Furthermore, there can be no assurance that the agreements the Group has will prove to be enforceable or provide adequate protection against any or all of the risks described above.

Changes In The Political Environment In Kazakhstan And/Or Kyrgyzstan May Adversely Affect The Group in Kazakhstan or Kyrgyzstan

Kazakhstan and Kyrgyzstan were both constituent republics of the former Soviet Union. In 1991, they declared their independence from the former Soviet Union. Each, at the time of its independence, became a member of the CIS. Because both Kazakhstan and Kyrgyzstan have limited history of political stability as independent nations, there is significant potential for social, political, economic, legal and fiscal instability. These risks include, among other things:

- local currency devaluation;
- civil disturbances;
- exchange controls or restricted availability of hard currency;
- changes in export and transportation regulations relating to uranium;
- changes in relation to the foreign control of mining assets;
- changes with respect to taxes, royalty rates, import and export tariffs, and withholding taxes on distributions to foreign investors;

- changes in anti-monopoly legislation or its enforcement;
- nationalization or expropriation of property; and
- interruption or blockage of the export of uranium.

Given both Kazakhstan's and Kyrgyzstan's short legislative, judicial and administrative history, the Corporation cannot predict the possibility of any future changes in the political environment in either or both countries having an impact on their respective laws and regulations or their interpretation of these laws or the effect of any such changes on the Group's business, results of operations and financial condition.

Both Kazakhstan's and Kyrgyzstan's foreign investment, subsoil use, licensing, corporate, tax, customs, currency, banking and anti-monopoly laws and legislation are still developing and uncertain. From time to time, including the present, draft laws on these subjects are prepared by government ministries and some have been submitted to Parliament for approval. Legislation in respect of some or all of these areas could be passed. Currently, the regulatory system contains many inconsistencies and contradictions. Many of the laws are structured to provide substantial administrative discretion in their application and enforcement. In addition, the laws are subject to changing and different interpretations. These factors mean that even the Group's best efforts to comply with applicable law may not always result in compliance. Non-compliance may have consequences disproportionate to the violation. The uncertainties, inconsistencies and contradictions in the laws of both Kazakhstan and Kyrgyzstan and their interpretation and application could have a material adverse effect on the Group's business, business prospects and results of operations.

The Group's contracts and licences in Kazakhstan and Kyrgyzstan and other agreements may be susceptible to arbitrary revision and termination. Legal redress for such actions may be uncertain, delayed or unavailable.

In addition, it is often difficult to determine from governmental records whether statutory and corporate actions have been properly completed by the parties or applicable regulatory agencies. In some cases, failure to follow the actions may call into question the validity of the entity or the action taken. Examples include corporate registration or amendments, capital contributions, transfers of assets or issuances or transfers of capital stock.

Ensuring the Group's ongoing rights to uranium properties will require a careful monitoring of performance of its contracts with the MEMR and other licences and monitoring the evolution of the laws and practices of both Kazakhstan and Kyrgyzstan.

Kyrgyzstan has recently experienced political unrest. Following parliamentary elections on February 27, 2005 and March 13, 2005, large scale protests, demonstrations and civil unrest led to the overthrow of the government of President Aksar Akayev, who fled the country in late March of 2005 and subsequently announced his resignation on April 4, 2005. A new President was elected in July, 2005. Although the political situation in Kyrgyzstan remains uncertain, it has stabilized somewhat in recent months.

The Group May Not Be Able To Enforce Its Legal Rights

In the event of a dispute arising at the Group's foreign operations, the Group may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts in Canada or the United Kingdom. The Group may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of

sovereign immunity. Any adverse or arbitrary decision of a foreign court may have a material and adverse impact on the Group's business, business prospects, financial condition and results of operations.

Fluctuations In Foreign Exchange Rates May Negatively Affect Financial Results

The Group will be subject to foreign exchange risk because it may hold positions in Kazakhstani currency (the tenge) and Kyrgyzstani currency (the som) and is or will be a party to transactions and loans denominated in currencies other than tenge and som. The Group does not currently engage in any hedging transactions to mitigate this risk. Since their respective introductions, both the tenge and som have depreciated significantly against the U.S. dollar, in one case over a short period of time. No assurance can be given that the tenge or som will not experience further depreciation against the U.S. dollar or that tenge or som will continue to be freely exchangeable into U.S. dollars or that the Group will be able to exchange sufficient amounts of tenge and som into U.S. dollars to meet the Group's foreign currency obligations. The Group will also be subject to risks from the fluctuation of the Canadian dollar against the U.S. dollar.

Foreign Exchange Controls May Affect The Group's Business

Although the tenge is not a freely convertible currency outside of Kazakhstan, there are currently no restrictions on the exchange of tenge for other currencies within Kazakhstan or on the repatriation of funds by companies operating within Kazakhstan. However, if foreign exchange controls are imposed by the government of Kazakhstan, it may not be possible for Astana, Betpak Dala or Kyzylkum to service debt obligations or to distribute any funds to their shareholders outside of Kazakhstan and could limit their ability to carry on business.

Although Som is not a freely convertible currency outside of Kyrgyzstan, there are currently no restrictions on the exchange of Som for other currencies within Kyrgyzstan or on the repatriation of funds by companies operating within Kyrgyzstan. However, if foreign exchange controls are imposed by the government of Kyrgyzstan, it may not be possible for the Corporation to distribute any funds to its participants outside of Kyrgyzstan and could limit its ability to carry on business.

The Kazakhstani Tax Regime is Uncertain

The taxation system in Kazakhstan is still developing. The tax risks with respect to the Group's operations and investment in Kazakhstan are significant. Tax legislation is subject to different and changing interpretations as well as inconsistent enforcement at both local and state levels.

Kazakhstan's tax laws are not clearly determinable and have not always been applied in a consistent manner. In addition, the tax laws are continually changing and evolving. The uncertainty of application and the evolution of tax laws creates a risk of excessive payment of tax by the Group, which could have a material adverse affect on the Group's financial condition and results of operation.

All legal entities carrying on activities in Kazakhstan must be registered with the tax inspectorate. Currently under the Tax Code, Betpak Dala and Kyzylkum are subject to the following general and specific taxes and obligatory payments:

General taxes

Corporate Income Tax at a rate of 30%; VAT at a rate of 15%; Social Tax at a rate of 20% for Kazakhstani employees and 11% for expatriate employees; Land Tax at a rate which depends both on how the land in question is categorized together with an assessment of the value thereof (for example,

land categorized as being for agricultural use is taxable at a rate of up to U.S.$1.40 per hectare, while land categorized as being for industrial use is taxable at rates of between U.S. $20.10 to U.S. $43.40 per hectare); Motor Transport Tax on all motor vehicles at a rate expressed as a multiple of the Monthly Calculation Index established by the Government each year as applied to the engine capacity and working life of the vehicle in question (at present the index is set at approximately US $7.80); Property Tax at a rate of 1% of the average annual residual value of the property subject to taxation.

Specific taxes

Specific taxes are Excess Profits Tax and certain other mandatory payments of Subsoil users, comprising Royalty and Bonus (Subscription Bonus and Commercial Discovery Bonus) payments. These taxes and mandatory payments are determined in the respective subsoil contracts. The tax base for Excess Profit Tax is the amount of net income earned by the Taxpayer under each subsoil contract for the tax period, during which the Taxpayer has obtained an internal rate of return (**"IRR"**) above 20%.

Under the Akdala Contract if the IRR % is less than or equal to 20%, the Excess Profit Tax rate is 0%; if the IRR % is greater than 20% but less than or equal to 30%, the Excess Profit Tax rate is 24%; if the IRR % is greater than 30% the Excess Profit Tax rate is 30%. The Royalty under the Akdala Contract varies from US$1.30 to US$2.20 per pound of U_3O_8 won.

Under the South Inkai and Kharassan Contracts, the Excess Profit Tax Rate varies from 0% to 60% depending on the ratio of accumulated earnings to accumulated costs as at the date of taxation and the Royalty is an amount equal to 0.5% of the weighted average sale price (per pound of U_3O_8) of product won under each respective Contract (net of indirect taxes and actual transportation costs).

The Kyrgyz Tax Regime is Uncertain

The taxation system in Kyrgyzstan is still developing. The tax risks with respect to the Group's operations and investment in Kyrgyzstan are significant. Tax legislation is subject to different and changing interpretations as well as inconsistent enforcement at both local and state levels.

All legal entities carrying on activities in Kyrgyzstan must be registered with the tax inspectorate. Taxes in Kyrgyzstan include income tax, value added tax, excise tax, land tax, transport tax as well as required contributions to various funds, duties and fees for licenses.

Kyrgyzstan's tax laws are not clearly determinable and have not always been applied in a consistent manner. In addition, the tax laws are continually changing and evolving. The uncertainty of application and the evolution of tax laws create a risk of excessive payment of tax by the Group, which could have a material adverse affect on the Group's financial condition and results of operation.

Recent Amendments to Existing Laws Adversely Affect Subsoil Use Rights

A new law (the "New Law") amending the Law On Subsoil Use has come into force in Kazakhstan. Any future acquisition, directly or indirectly, by the Group of assets in Kazakhstan may be subject to the New Law. In particular, the New Law grants the Government of Kazakhstan a pre-emptive right over other parties acquiring beneficial interests in subsoil use contracts including the purchase of shares: (i) in a legal entity holding a subsoil use right; and (ii) in a legal entity which may directly or indirectly make decisions and/or exert influence on decisions adopted by a subsoil user, if the main activity thereof is connected to subsoil use in Kazakhstan; such pre-emptive right to be on terms no less beneficial than those offered to the current sellers. While it is unclear whether such a pre-emptive right is valid at law in respect of offshore transactions it certainly purports, on the face of it, to be intended to have extra-jurisdictional

effect. Consequently, as a matter of Kazakhstani public policy, future acquisitions will be subject to such law.

Furthermore, the New Law gives the Government of Kazakhstan the unilateral right to terminate a sub-soil use contract for a violation of its pre-emptive right. Accordingly, the Government of Kazakhstan will be able to enforce extra-territorial breaches of its pre-emptive right by terminating the underlying sub-soil use contract in the event of any such breach.

RISKS RELATED TO THE CORPORATION'S COMMON SHARES

The Market Price of the Common Shares May Be Subject to Wide Price Fluctuations

The market price of the Common Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Group, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Group, general economic conditions, changes in mineral reserve or resource estimates, results of exploration, changes in results of mining operations, legislative changes, and other events and factors outside of the Group's control.

In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Common Shares.

The Corporation is unable to predict whether substantial amounts of Common Shares will be sold in the open market. Any sales of substantial amounts of Common Shares in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of the Common Shares.

3.3 Uranium Projects

The peak, annual, gross production rates for Akdala, South Inkai and Kharassan are 1000t U, 600t U and 750t U respectively (t U = metric tonne of uranium). From RPA's production profile, Akdala has a mine life of 12 years; the mine reached full production of 2.6 million pounds U3O8 in 2006. South Inkai has a mine life of 28 years; full production of 1.6 million pounds U3O8 is expected in 2011. Kharassan has a mine life of 25 years; full production of 2.0 million pounds U3O8 is expected in 2012 (conversion factor: 1 metric tonne U = 2600 pounds of U3O8). *Mineral resources that are not mineral reserves do not have demonstrated economic viability.*

Kharassan Uranium Field

The following description of the Kharassan Uranium Field (which is also referred to in the Kharassan Report as Kharasan or North Kharasan) has been extracted from the Kharassan Report. All maps and figures from the Kharassan Report are hereby incorporated by reference. A complete copy of the Kharassan Report is available on SEDAR at www.sedar.com.

Property Description and Location

The Kharassan Uranium Field is located in the Suzak region of the south-Kazakhstan Oblast, approximately 250 km northwest of Shymkent, Kazakhstan (Kharassan Report - Figures 4.1 and 4.2), covers 70.8 km^2 and is centered approximately Longitude 66° 50'E, Latitude 43° 53'N.

The Corporation's counsel in Kazakhstan has confirmed that the Kharassan Contract is currently in full force and effect.

Accessibility, Climate, Local Resources, Physiography and Infrastructure

The deposit site is 20 km from a paved road, 30 km south of Shieli, which is on the main paved highway and railroad that joins Shymkent with Kyzl-Orda. Shieli is the administration centre for Mining Company No 6 which operates the North and South Karamurun Deposits. There are two nearby villages, Kargaly and Baigenje with populations of 1,500 and 700 respectively. The closest airports with scheduled local service are at Shymkent or Kyzl-Orda. A power line crosses the property and potable water is available from local aquifers. Fuel and supplies are transported by truck or rail from Almaty or northern Kazakhstan through Shymkent. There is currently no infrastructure on the property and a new bridge will be required to cross the Surdarya River.

The area extends from the valley of the Surdarya River to a sandy plain in the south. The area is characterized by elevations of 155 m to 185 m above sea level and maximum relief of 25 m to 30 m, with numerous lacustrine basins, dry rivers and aeolian sands. The ground consists of extensive sand deposits with vegetation limited to grasses and occasional low bushes. The climate is continental with precipitation amounting to 120 mm to 200 mm, occurring mostly in the spring. Snow cover averages 20 cm during November through February. There are extreme temperature fluctuations, both daily and annually, reaching from -35° C in January to 45° C in July. The region is also characterized by strong winds and dust storms are common. The climatic conditions are not expected to unduly hinder exploration and mining programs.

History

In 1956 geologists studying uranium deposits in Uzbekistan established a model based on the spatial relation of uranium mineralization to the boundaries between yellow oxidized sands and unoxidized grey sands. Exploration in the Kharassan area commenced in 1979 with widely spaced drilling which identified mineralization in two horizons over a strike length of 20 km. Between 1980 and 1982, additional drilling with line spacing between 3.6 km and 1.6 km with drill holes 800 m to 200 m apart identified an additional mineralized horizon. In 1982, the area was divided into north and south deposits and in 1983 drilling was carried out on 800 m to 1600 m profiles. Drilling continued between 1984 and 1990 to establish resources by drilling at closer spacing and 400,079 m of drilling in 703 holes was carried out during the period between 1991 and 1996 when work stopped.

Regional Geology

The Kharassan deposit is located in northeastern part of the Syr Darya basin which is underlain and flanked by folded Proterozoic and early Paleozoic formations which are exposed at the northeast margin where the Karatau Mountains separate the Syr Darya basin from the parallel Chu-Sarysu basin which hosts the Inkai and Akdala deposits. The basin is considered to be a monocline complicated by gently folded synclines.

Property Geology

The basement rocks are comprised of folded Proterozoic formations overlain by later carbonaceous, carbonate and sandstones of Paleozoic age.

Overlying the basement rocks are the Upper Cretaceous, Paleogene and Pliocene sediments, host to the mineralization which does not outcrop. The sediments are comprised of fine-grained sands to gravels,

and 10% to 20% clays as narrow beds. The late Cretaceous rocks have been subdivided into a number of mineralized horizons. The lower units, Senoman, Turon, Cognac and most of the Santon horizon have not been drilled on the Kharassan property due to their depth below surface, in excess of 700 m. The horizons, up to 450 m in total thickness, are reported to be comprised of red to grey siltstones, sandstones and occasional clay layers.

The three mineralized horizons investigated in some detail on the Kharassan property, are the Santon, Campan and Maastricht (Kharassan Report - Figures 7.1 and 7.2). The Santon horizon that hosts Body #1 (Kharassan Report - Figure 9.1) is primarily a greenish-grey to grey sandstone with minor clay interbeds totalling 65 m to 70 m in thickness.

Overlying the Santon are the sediments of the Campan horizon which are lithologically complex and consist of grey to red oxidized interbedded sands and clays of alluvial origin, 15 m to 25 m thick.

The Maastricht horizon occurring at 600 m to 650 m depth has been divided into two cycles totalling 38 m to 45 m in thickness. The lower cycle makes up about one third of the total thickness and is comprised of grey sandy alluvial sediments. The upper cycle is predominately red to multi-coloured siltstones and clayey sandstones.

The overlying Paleogene sediments consist of 140 m to 220 m of grey to green clays and siltstones overlain by 200 m of Neogene sands and clays. There are 100 m to 200 m of Quaternary alluvial sands, clays and loam overlying the older sediments with an angular unconformity.

Mineralization

The Kharassan deposit is located at the north end of a 30 km mineralized trend. There are potentially up to eight mineralized horizons on the property but the lowest horizons have not been evaluated due to their depth, 750 m to 850 m below surface. The three main mineralized horizons are the Maastricht, Campan and Santon (Kharassan Report – Figure 9.1). The Maastricht horizon consists of two cycles, each one about 10 m to 15 m in thickness. The average thickness of the mineralization is 3 m with a width of about 150 m and grades ranging from 0.07 % U to 0.2% U. The Maastricht horizon contains about 60% of the stated mineral resources on the property.

The Campan horizon is 100 m wide, 2 m in thickness with an average grade of 0.1% U. This horizon contains about 20% of the total mineral resources on the property.

The Santon horizon has had limited exploration but it contains some of the mineral resources at grades ranging from 0.07 % U to 0.2% U averaging 0.08% U.

The grades of the Kharassan deposit are unusually high for a typical roll front deposit with an average grade of the mineralized resource blocks as high as 0.25% U.

The main ore minerals are 40% to 50% pitchblende and 50% to 60% coffinite. Selenium grade ranges from 0.05% to 0.07%. The selenium intervals have been modelled on the cross sections but resources have not been estimated. Other minerals include rhenium, scandium, yttrium vanadium and rare earths.

Exploration

The Corporation has not carried out any exploration on the property. Previous exploration by the Soviet Union and the government of Kazakhstan has been discussed above under the heading "History".

Exploration has consisted of diamond drilling to discover mineralization at depths of 500 m to 750 m. RPA has reviewed sample drill logs, electric logs, plan maps and cross sections from the Kharassan geologic database which was originally developed under the guidelines of the Ministry of Geology of the former USSR. Exploration proceeds with a series of widely spaced fences, 1.0 kilometre or so, with widely spaced, 200 meters or so, drill holes on each fence. As mineralized areas are encountered, both fence and drill hole spacing are progressively reduced. The Kharassan property has been drilled with 400 m fences with drill holes spaced at 50 m to 100 m intervals. The central part of the deposit has been drilled on a 100 m by 50 m grid with a smaller area drilled on 50 m centres in preparation for pilot plant leach testing (Kharassan Report - Figure 9.1).

Drilling

The Corporation has not carried out any drilling on the property. Previous drilling to establish the resource was carried out under the direction of the Soviet Union exploration company, by the state government of Kazakhstan and other entities. Rotary mud drilling, using Russian equipment, is supplemented by core drilling using the same rigs. The core produced by these rigs is about 9 cm in diameter. Exploration drilling statistics during the period 1979 to 1991 which were carried out on a larger area comprising both North and south Kharassan, were not provided to RPA at the time of the site visit. Drilling on the north Kharasan property during the period 1991 and 1996 is reported to be 400,079 m in 703 holes as shown on the available drill plans.

RPA believes that based on parameters from other projects in the area, about 70% of the holes drilled on the property are cored through the mineralized zone with recovery reported to average 70%. Unfortunately none of this core is available as the entire mineralized sections are used for analyses and Quality Assurance/Quality Control.

Sampling Method and Approach

UrAsia has not carried out any sampling on the property. Kazatomprom reports that all holes are logged with electrical logs that include gamma counts, calliper, deviation and self potential measurements as discussed below under the heading "Sample Preparation, Analyses, Security and Protocols". About 70% of the holes are cored through the mineralized zones which are sampled for chemical assays in addition to the geophysical logging.

Kazatomprom reports that mineralized intervals with greater than 70% core recovery and radioactivity greater than 40 microroentgens per hour are split in half. The sample intervals range in length from 0.15 m up to 1.2 m, averaging 0.4 m in length. Both halves of the core are taken and sent to different laboratories for chemical analyses. The exact number of samples submitted was not provided but is in the order of several thousands.

Sample Preparation, Analyses, Security & Protocols

RPA was not provided with detailed information on the sample preparation and methodology for the Kharasan Project but assumes that based on information obtained from Kazatomprom on procedures used for the other properties in Kazakhstan, the analyses were carried out all their analysis at the Central Analytical Laboratory PGO "VolkovgeologyVolkovgeologia" using the roentgen-spectral method on a fluorescent roentgen analyzer. The core is sent through a jaw crusher and then a roll crusher for pulverization. Mineralized core is chemically assayed for uranium, radium, rhenium, yttrium, scandium, and total rare earths. Internal standards and external control assays at other laboratories including the Central Analytical Laboratories VIMS, Nevski PGO and the Central Scientific Research Laboratory KGRK, were used to ensure proper quality control which met industry standards at the time. Reports

document exhaustive statistics that evaluate the results of the control samples. RPA considers the database suitable for use in the estimation of Mineral Resources.

All drill holes are probed with electric logs, with results including gamma counts, calliper, deviation measurements, and self potential. Assay results are used to calibrate the gamma data to account for possible disequilibrium. All reserves and resource calculations are then based on calibrated gamma data.

The gamma calibration process is detailed and exhaustive. Each portion of approximately the six sectors ofthat the mineralized uranium roll front is divided into is assigned a specific chemical to gamma correction factor based on statistical analysis of the chemical assay data. It is reported that the disequilibrium factor varies from 0.6 to 0.8, that is, the chemical uranium content is 60% to 80% of the radiometric measurement.

Data Verification

RPA did not collect any independent samples as no core was available from the property and the mineralization occurs at depth. RPA has reviewed drill logs, cross sections, plan maps and electric logs for the Kharassan geologic database. The geologic database was originally developed under the guidelines of the Ministry of Geology of the former USSR and more recently by the Commission on Mineral Resources for the Republic of Kazakhstan.

Kazatomprom reports that the gamma logs for 629 mineralized intervals were compared with chemical analyses and found to be well within acceptable limits. In addition 429 chemical assays were checked at a second laboratory and are reported to show no significant errors. RPA has not been able to verify these statements with the data received to date; however, it has no reason to doubt that the data is not as presented

In the opinion of RPA, there is no more exhaustive process of uranium drill hole data collection and evaluation in use anywhere in the world than the process developed and used in the former Soviet Union and its now independent states such as Kazakhstan. RPA has accepted the basic drill hole data upon which reserves and resources are calculated. For the resource estimates RPA verified the methodology and compared the reported resource estimates with RPA estimates for selected resource blocks.

Kazatomprom reports that the gamma logs for 629 mineralized intervals were compared with chemical analyses and found to be well within acceptable limits. In addition 429 chemical assays were checked at a second laboratory and are reported to show no significant errors. RPA has not been able to verify these statements with the data received to date; however, it has no reason to doubt that the data is not as presented

Mineral Resources and Mineral Reserves

TABLE 1 KHARASSAN RESOURCE ESTIMATE, MARCH 25, 2006

Mineralized Lens	Resource Category	Tonnage (tonnes)	Grade (% U)	Contained U (tonnes)
Deposit 8	Indicated	2,655,300	0.201	5,300
Other Lenses	Inferred	30,531,700	0.095	29,050

RPA is of the opinion that the classification of Mineral Resources as reported in Table 1 meets the definitions as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves definitions and guidelines as adopted by the CIM Council on November 14, 2004.

It is the opinion of RPA that the cut-off criteria used for resource calculations at Kharassan is too low and that some portion of the resources outlined in this project may be uneconomic under current market conditions. RPA does not have sufficient information currently available to accurately assess the uneconomic portion of the Kharassan reserve/resource. Nevertheless, the total resource at Kharassan does offer an opportunity for economic optimization should it be possible to amend or adjust the existing legislation that requires a low cut-off.

Given that: 1) cut-off criteria has been set by legislation; 2) the resource base, on average, is economic under current market conditions; and 3) the potential correction is likely to be within the potential margin or error for the overall resource estimation, RPA does not consider this situation to be of major concern.

Preliminary Economic Assessment

Kazatomprom has provided RPA with a financial and economic study completed by Mining and Economic Consulting on behalf of Kazatomprom (April 2005). RPA has used the data in this study to complete cash flows for the project. As this study uses inferred resources in its analysis, it should be termed a preliminary economic assessment. **RPA notes that cash flows and other estimates derived from the preliminary assessment are preliminary in nature as they are based on inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.**

Life of Mine Plan

As outlined in the economic study, Kharassan is to be mined by an acid in-situ-leaching process. It is proposed that the mine be developed on the basis of an annual production rate of 750 t U (1.95 M lb U_3O_8) for 20 years with an estimated 90% recovery, with the potential to increase that rate to 2000 t U at some time in the future. RPA is of the opinion that the projected recovery rate of 90% is high and may involve the processing of low grade solution that may be uneconomic. The recovery factor is dictated by the Kazakhstan government and does not necessarily provide an optimum return on investment.

Capital costs as projected by the economic study show a life-of-mine capital cost for a 1.95 M lb U_3O_8 per year production rate at Kharassan to total U.S.$121.2 million. Preproduction capital expenditures including infill drilling and pilot plant testing to recover 288 t U and to provide data for final design are estimated to be approximately U.S.$16 million.

Operating costs for a 1.95 M lb U_3O_8 per year operation at Kharassan are estimated by Kazatomprom to amount to U.S.$8.70/lb U_3O_8. These costs are similar to costs being, and to estimated to be incurred on other similar projects in Kazakhstan and are accepted by RPA as a reasonable representation of the outlook for the project.

Based on the economic plan, production costs for 47.5 M lbs U_3O_8 over a project life of 20 years amount to U.S.$8.70/lb U_3O_8. For the base case analysis, the after tax net present value of the project at a discount rate of 15 percent is U.S.$9.8 million, and the after tax internal rate of return is 21% percent. Both analyses are based on a forecast of future uranium prices in the general range of US$20 to US$30 /lb U_3O_8, a range which may be conservative in light of current prices in the range of approximately US$60/lb U_3O_8.

Taxation is an important element in the assessment of uranium projects in Kazakhstan. The three major elements are: corporate tax, excess profits tax, and dividend tax. Corporate tax is levied at a rate of 30% on operating margin less amortization. Excess Profits Tax (EPT) is based on the ratio between sales and operating costs as set forth in the following table. The application of the EPT is a complex issue and RPA has attempted to address this issue in the cash flows based on current information. RPA notes that the maximum rate of 60% becomes applicable upon reaching full production based on current costs and the long term price assumption.

The excess profits tax rate is applied to net profits after corporate tax less 20 percent of operating costs. A dividend tax of 15% is payable on the balance of profits remaining after excess profits tax.

TABLE 2 EXCESS PROFITS TAX RATE

Sales to Operating Cost Ratio	Tax Rate
<1.2	0%
1.2 – 1.3	10%
1.3 – 1.4	20%
1.4 – 1.5	30%
1.5 – 1.6	40%
1.6 – 1.7	50%
>1.7	60%

RPA has compiled a number of sensitivities as illustrated in the following tables. The projected base case price used is from Figure 2 (refer to Item 3.1) and averages U.S.$23.81 per pound U_3O_8 over the life of the mine.

TABLE 3 SENSITIVITY-TO-PRICE ANALYSIS

Average Price $/lb U_3O_8 (U.S.$)	IRR	Net Cash Flow (M U.S.$)	Net Present Value* (M U.S.$)
Base Case ($23.81)	21%	180.5	9.8
$25.00	24%	187.1	13.6
$30.00	29%	243.4	21.4
$35.00	32%	299.7	29.2
$40.00	36%	356.1	37.1

*Note: 15% Discount Rate

On the basis of a simplified cash flow model for the project, the base case, net present value of the project at a discount rate of 15 percent is U.S.$9.8 million. It should be emphasized that the Kharassan project can be expected to produce substantial quantities of uranium at costs well below anticipated market prices.

TABLE 4 SENSITIVITY TO DISCOUNT RATE	
Discount Rate	**Net Present Value* (M U.S.$)**
0%	180.5
5%	69.5
10%	27.6
15%*	9.8
20%	1.5

Note *Base Case

The steep decline in NPV with increasing discounts is, to some degree, reflective of the relatively long life (25 years) of the project and to the impact of compound interest over that long life.

TABLE 5 SENSITIVITY-TO-CAPITAL COST				
Capital Cost Increase	**IRR**	**Net Cash Flow (M U.S.$)**	**Net Present Value* (M U.S.$)**	**Capex**
0%	21%	180.5	9.8	121.2
25%	16%	150.2	2.3	151.5
50%	12%	119.9	(5.3)	181.8
75%	9%	89.6	(12.8)	212.1
100%	6%	59.3	(20.3)	242.5

*Base Case 15% discount rate

Life of mine capital costs are higher than the South Inkai project due to the higher cost of the well field development due to the requirement for deeper drill holes.

The North Kharasan project can produce uranium at all-in costs (U.S.$8.70 per pound U3O8) below current and projected market prices if the current estimates are confirmed through the subsequent drilling and feasibility work program. Based on a simplified cash flow analysis, the base case after tax Net Present Value of the project is US$9.8 million at a discount rate of 15%. The tax regime in Kazakhstan is somewhat onerous in comparison to other jurisdictions and RPA understands that UrAsia is in the process of negotiating a tax-stability agreement with the government that may reduce the overall impact of taxes on the Project. The Kharassan Report uses an effective tax rate of 66%.

RPA has recommended that the drill program as proposed by Kazatomprom be carried out to both increase the resource base and upgrade the classification of resources. RPA recommends that a feasibility study be carried out to confirm the technical, operating, and cost performance factors used in this preliminary assessment.

Environmental Considerations

RPA did not carry out an environmental audit at the properties. There is no infrastructure, the property is located in a sparsely populated area and the aquifers are not used for drinking or livestock. There will be surface disturbance during exploration and production and reclamation will be required. Contaminated equipment will be buried, capped, and revegetated. The aquifers affected currently contain radium and other total dissolved solids well above drinking standards. Under the current mining agreements at other projects, the underground waters will be left to attenuate the acid levels which are anticipated to occur over a period of 10 to 20 years based on results from similar operations. Monitor wells will be used to observe the process. Until a feasibility study is completed, the ultimate cost of reclamation is unknown.

Interpretation and Conclusions

RPA has reviewed the Kazatomprom resource estimate based on a cut-off of 0.01% U and 0.06 m% and is of the opinion that the classification of Mineral Resources as reported in Table 1 meets the definitions as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves definitions and guidelines as adopted by the CIM Council on November 14, 2004. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Based on a preliminary assessment completed by Mining Economical Consulting LLP, on behalf of Kazatomprom, the project has a NPV of U.S.$9.8 million at a 15% discount rate and a 21% ROR based on a long term price average of U.S.$23.81 /lb U_3O_8 over the life of the mine. **RPA notes that cash flows and other estimates derived from the preliminary assessment are preliminary in nature as they are based on inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.**

RPA has not investigated the property potential in detail but suggests that based on the drilling completed to date and the existence of stacked mineralized horizons, that the potential could be in the order of an additional 20 to 40 million t at a grade of 0.1% to 0.15% U containing in the order of 40,000 t U. As these roll fronts are continuous for many kilometres along strike, Kazatomprom has had success in delineating additional resources and upgrading the classification as infill drilling is carried out. RPA notes that on some of the properties, Kazatomprom has exceeded the initial estimates. **The potential quantity and grade of these exploration targets are conceptual in nature at the present time, and there is no assurance that they will be defined by further exploration drilling.**

Recommendations

RPA recommends that the program of drilling as proposed by Kazatomprom be carried out to upgrade the resource classification from inferred to indicated. This will be accomplished by infill drilling on 200 m fences with drill holes spaced at 100 m to 50 m to a depth of 640 m. The estimated cost of the initial year's program which includes 192,000 m in 300 holes is U.S.$3.2 million.

RPA recommends that upon completion of the phase one drilling, a feasibility study, be developed in conjunction with a phase two program of definition drilling (153,000 m), to evaluate in detail, the

production rates, capacities, capital and operating costs for the Kharassan property. The program is estimated to cost U.S.$6.0 million.

Some quantity of below cut-off grade material is included in the current inferred resource estimates. RPA recommends that this quantity be assessed in the feasibility study in order to fully understand the impact of this material on the economics of the project.

Depending on further laboratory test work, a formal pilot plant test may not be required and it may be run as part of the full scale production as suggested by Kazatomprom.

RPA is of the opinion that the property is of sufficient merit to warrant the proposed program and budget.

Akdala Uranium Field

The following description of the Akdala Uranium Field has been extracted from the Akdala Report. All maps and figures from the Akadala Report are hereby incorporated by reference. A complete copy of the Akdala Report is available on SEDAR at www.sedar.com.

Property Description and Location

The Akdala Uranium Field is located in the Suzak region of the South-Kazakhstan Oblast, 500 km north of Chymkent, Kazakhstan (Akdala Report - Figure 4.1). The property is comprised of three non-contiguous adjacent blocks, totalling 31.54 km^2 and centered on Longitude $68^{O}37'$E, Latitude $45^{O}30'$. The Akdala Contract gives Betpak Dala the right to mine uranium deposits to a depth of 220 m.

The Corporation's counsel in Kazakhstan has confirmed that the Akdala Contract is currently in full force and effect.

Accessibility, Climate, Local Resources, Physiography and Infrastructure

The property is accessible by a 240 km paved road which runs northeast from Suzak, and by a 470 km road, some of which is unimproved, from Chymkent (Akdala Report – Figures 4.1 and 4.2). The railway passes through Suzak. The closest airports with scheduled local service are at Chymkent or Kyzylorda. The Stepnoye Mining Company town site, Kyzymshek, 45 km south of the mine, provides housing for the workers and their families for all the nearby mining activities. A 35 kV power line is connected to the site. Both mill and potable water is obtained from the local aquifers.

On site are several office buildings, a cafeteria, a work shop, and a processing plant with associated pregnant and barren solution ponds, well fields, and pump houses connected with the in-situ uranium leach mine.

The property is located in the Betpak-Dala desert plateau with elevations of 245 m to 265 m. The ground consists of extensive sand deposits. There are no significant rivers in the area and vegetation is limited to grasses and occasional low bushes. The climate is continental, with precipitation amounting to 130 mm to 170 mm, occurring mostly in winter and spring. There are extreme temperature fluctuations, both daily and annually, reaching from -40° C in January to 40° C in July. The climate does not unduly affect production, although during extreme cold, if the solutions are not continually pumped, there is a chance of freezing the pipes and losing production until the pipes are thawed.

History

In 1956, geologists studying uranium deposits in Uzbekistan established a model based on the spatial relation of uranium ore to the boundaries between yellow oxidized sands and unoxidized grey sands. In the late 1950s exploration commenced in the Chu-Sarysu basin based on the presence of young uplifted mountains adjacent to the basin. Initial reconnaissance drilling was carried out at a line spacing of 25.6 km, often reduced to 6.4 km to 12.8 km depending on the results of reconnaissance work. A line spacing of 3.2 km to 1.6 km is used to increase the possibility of discovering an orebody once the roll front has been identified. Spacing of the drill holes is reduced as discoveries are made, with resource estimation requiring a line spacing of 400 m to 800 m with holes 50 m to 200 m apart.

Drilling in the region began in 1961 and resulted in the discovery of a few small deposits, and in 1963 Uvanas was discovered (8,100 tons of U reserves as of 2004). The Mynkuduk deposit, which extends over a 65 km length, was explored between 1975 and 1989. The Inkai deposit, which covers an area of 55 km in length and up to 17 km wide, was explored between 1976 and 1991. Parts of this deposit are currently being prepared for production.

Akdala was initially discovered in 1982 as part of the Mynkuduk deposit, which was actively explored during the period 1982 to 1987. The Akdala deposit was considered a separate entity by 1999, and detailed drilling was carried out between 2001 and 2003. Total drilling on the deposit during the period 1982 to 2003 is reported to amount to 207,165 m in 1,439 drill holes. Exploration work included the implementation of a pilot plant for the in-situ leaching of the uranium which resulted in the extraction of 1,027.7 t (2.67 million lbs) of uranium over a period of two years and three months. The mine commenced official production in January 2004 and reported extraction of 654 tons of uranium during 2004.

Regional Geology

The Akdala deposit is located in the Chu-Sarysu depression (Akdala Report - Figures 7.1 and 7.2) which represents a large Cretaceous age basin up to 250 km wide and which extends northward for more than 1,000 km from the foothills of the Tien Shan Mountains. The basin is underlain by folded Proterozoic and Early Paleozoic formations which flank the basin and are exposed at the southwest margin, where the Karatau Mountains separate the Chu-Sarysu basin from the parallel Syr Darya basin. The platform sediments are continental sediments up to 320 m thick and marine Palaeogene sediments of up to 200 m that are overlain by red-coloured sandy-clay Oligocene to Quaternary sediments.

The basin is an asymmetric syncline with a broad gently sloping northeast limb and an uplifted south limb which form the Karatau Mountains. The axis of the basin is parallel to its southwest margin.

Property Geology

The mineralized horizons extend for over 45 km along strike. As the mineralized horizons occur as sinuous structures, the lineal length is much greater. The three Akdala licences cover a minimum strike length of approximately 25 km and are underlain by Cretaceous to Cenozoic sediments, predominately sands, with occasional pebble and gravel layers, clay and loamy soils up to 190 m thick. The sediments are gently dipping to the southeast. The various plans and sections observed by RPA do not indicate the presence of any significant faulting.

The local stratigraphy is divided into eight main units as follows:

- N^2_1 N^2_2 -Middle Miocene to Lower Pliocene, sands, gravel, clay, 0 m to 45 m thick.

- P^2_3-N^1_1 -Upper Oligocene to Lower Miocene, clays, sands, 20 m to 35 m thick.

- $P^{2}_{2}{}^{3}$ -Middle to Upper Eocene, Intymak horizon, greenish-grey to dark grey clays intercalated with sands to the east, 40 m to 50 m thick, contains minor mineralization on Akdala.

- $P^{1}_{1}{}^{2}$ -Lower to Upper Paleocene, Uvanas horizon, grey to greenish grey sands with interbedded clays.

- K_2km-P^1_1 zp_2 -Lower Paleocene to Upper Paleocene, Upper zone, Jalpak horizon, light grey to greenish grey to yellow fine to medium grained sands with interbedded dark grey clays and lignites 20 m to 40 m thick.

- zp_1 -Lower Paleocene, Jalpak Horizon, sands, interbedded clays and siltstones, 20 m to 35 m thick, principal mineralized horizon on Akdala.

- K_2t_2-st -Cretaceous, Inkuduk horizon, greenish to yellowish white sandy gravels, interbedded with clays and carbonated sandstones, 25 m to 50 m thick, may contain mineralization.

- K_2t_1-mk -Cretaceous, Mynkuduk horizon, grey to greenish grey, varied sized sands interbedded with gravels, contains mineral resources on Akdala.

- P_1 -Lower Permian, folded basement rocks, siltstones, limestones, salt, and gypsum found at a depth of 230 m to 250 m in the area.

The lower Jalpak horizon consists of medium-grained grey sand and gravel with an average of 85% silica content. Thickness varies from 15 m to 20 m. The upper horizon consists of fine- to medium-grained sands, intercalated with mottled clays up to 2 m in thickness and densely cemented carbonaceous sandstones. Thickness of the upper horizon varies from 40 m to 45 m. Organic content varies between 0.05% and 0.5%.

Mineralization

Mineralization on the Akdala licence occurs at depths varying between 136 m to 190 m over a distance of 25 km. The Jalpak horizon hosts the two main deposits Blizhni and Letni which contain 97% of the Indicated Resources and 90% of the Inferred Resources and all of the Probable Reserves. At least one other mineralized occurrence has been discovered to date on this horizon. The mineralized body I 7 (Akdala Report - Figure 9.1), hosted in the finer grained Intymak horizon at a depth of 70 m to 90 contains approximately 10% of the Inferred Resources. Mineralization has also been intersected in wide-spaced drilling on the Mynkuduk horizon in three areas at a depth of about 220 m. The #1 Deposit in the Blizhni mine area is currently in production from several resource blocks (Akdala Report - Figures 9.2 and 9.3).

Roll fronts are continuous along strike and have widths from 30 m to 60 m. The uranium content varies from 0.01% to 0.3% U with an overall average of 0.058% U. Thickness varies between 0.5 m to 12 m at the thickest part of the roll front, averaging 7 m (Akdala Report - Figure 9.4).

The principal ore minerals are pitchblende (36%) and coffinite (64%), often accompanied by selenium, rhenium, yttrium, molybdenum, arsenic, and phosphorus.

Exploration

The Corporation has not carried out any exploration on the property. Previous exploration by the Soviet Union and the government of Kazakhstan is disclosed under the heading "History" above.

Exploration consisted of diamond drilling to discover mineralization at depths of 100 m to 250 m. RPA has reviewed sample drill logs, electric logs, plan maps and cross sections which were originally developed under the guidelines of the Ministry of Geology of the former USSR. Exploration proceeds with a series of widely spaced fences, 1.0 kilometre or so, with widely spaced, 200 metres or so, drill holes on each fence. As mineralized areas are encountered, both fence and drill hole spacing are progressively reduced.

Drilling

The Corporation has not carried out any drilling on the property. Previous drilling to establish the resource was carried out under the direction of the Soviet Union exploration company, by the state government of Kazakhstan, and other entities. Rotary mud drilling, using Russian equipment, is supplemented by core drilling using the same rigs. The core produced by these rigs is about 9 cm in diameter. About 50% to 70% of the holes drilled on the property are cored through the mineralized horizons. All holes are electrically logged.

The Akdala deposit was considered a separate entity by 1999, and detailed drilling was carried out between 2001 and 2003. Total drilling on the deposit during the period 1982 to 2003 is reported to amount to 252,531 m in 1,433 drill holes. This figure includes exploration drilling along the mineralized horizon and as such may include some drilling beyond the current licence boundaries. Stated exploration drill hole totals on the Blizhnii and Letnii deposits amount to 595 holes totalling 110,984 m and 482 holes totalling 77,871 m respectively. Total length of core recovered is reported to be 2,868 m. In addition, 49 hydrological holes totalling 8,652 m were completed on the two deposits and 205 technological holes totalling 36,714 m were drilled for well field exploitation within the currently producing licence.

Sampling Method and Approach

The Corporation has not carried out any sampling on the property. RPA was provided with a summary of the sampling methods carried out by previous workers. Kazatomprom reports that mineralized intervals (greater than 40 microroentgens per hour) in the core portions of the holes were split in half. The sample intervals ranged in length from 0.15 m up to 1.2 m, averaging 0.4 m in length. Both halves of the core were sent to different laboratories for assays by chemical methods. Samples submitted for uranium and radium chemical assays for the Blizhnii deposit amounted to 4,173 samples totalling 1,994 m and 504 samples totalling 172 m for the Letnii deposit.

All the holes drilled on the property have been logged in their entirety with electric logging tools as disclosed under the heading "Sample Preparation, Analyses, Security and Protocols" below.

Sample Preparation, Analyses, Security and Protocols

Some 50% to 70% of all exploration drill holes are cored through the mineralized zones. Mineralized core is chemically assayed for uranium, radium, rhenium, yttrium, scandium, and total rare earths. Kazatomprom reports that chemical analyses on mineralized intervals in the diamond drill holes were carried out at the Central Analytical Laboratory PGO "Volkovgeologia" using the roentgen-spectral method on a fluorescent roentgen analyzer. On the entire Akdala exploration project, a total of 11,041 samples were analysed for uranium and radium. Protocols for internal standards and external control

assays at other laboratories were in place. A total of 756 uranium analyses were rerun for internal control and 563 samples were submitted to other laboratories in Kazakhstan; Central Analytical Laboratory VIMS and the Central Scientific Research Laboratory KGRK. Reproducibility on both internal and external controls is shown to be well within standard limits, but RPA has not verified this statement.

All drill holes are probed with electric logs, with results including gamma counts, calliper, deviation measurements, and self potential. Chemical assay results are used to calibrate the gamma data to account for possible disequilibrium. All reserves and resource calculations are then based on calibrated gamma data.

The gamma calibration process is detailed and exhaustive. Each portion of approximately six sectors of the mineralized uranium roll front is assigned a specific chemical to gamma correction factor based on statistical analysis of the chemical assay data. Overall correlation between corrected gamma and chemical values is reported to be within approximately five percent. RPA has not verified this raw data associated with this statement but considers the results to be satisfactory and the data suitable for use in a database used to estimate resources and reserves.

Data Verification

RPA did not collect any independent samples as no core was available from the property and themineralization occurs at depth. RPA has reviewed sample drill logs, electric logs, plan maps and cross sections of the Akdala geologic database. The Akdala geologic database was originally developed under the guidelines of the Ministry of Geology of the former USSR and more recently by the Commission on Mineral Resources for the Republic of Kazakhstan.

Based on past experience with data collection in the USSR and the former Soviet Union, in the opinion of RPA, there is no more exhaustive process of uranium drill hole data collection and evaluation in use anywhere in the world than the process developed and used in the former Soviet Union and its now independent states, such as Kazakhstan. RPA has accepted the basic drill hole data upon which reserves and resources are calculated.

Mineral Resources and Mineral Reserves

Mineral Resources

The original Resource Estimate as estimated by RPA and included in the Akdala Report contained a table of resources as at January, 2004.

The Akdala Resource Estimate has been updated and revised by Scott Wilson RPA, to take into consideration the loss of reserves due to production during the period January 1, 2004 through July 31, 2006. The revised Resource Estimate as at July 31, 2006, is shown in Table 6.

TABLE 6 AKDALA RESOURCE ESTIMATE JULY 31, 2006

Mineralized Lens	Resource Category	Tonnage (tonnes)	Grade (% U)	Contained U (tonnes)
Jalpak horizon	Indicated	17,158,000	0.057	9,780
	Inferred	9,683,000	0.062	6,020

Scott Wilson RPA is of the opinion that the classification of Mineral Resources as reported in Table 6 meets the definitions as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves definitions and guidelines as defined by the CIM Council on December 11, 2005.

Mineral Reserves

Cut-off criteria for uranium production in Kazakhstan is specified by the State Commission in accordance with the criteria developed in the former Soviet Union relative to the reserve calculation methodology termed "method of geological blocks." These criteria are as follows.

- Minimum grade = 0.01%U.
- Minimum grade – thickness product (GxT) for a drill hole within a reserve/resource block = 0.06 m% U.
- Minimum grade – thickness product (GxT) for a reserve/resource block = 0.10 m% U.
- Minimum transmissivity = 1.0 m per day.

Historically, within the former Soviet Union and its satellite states, resource recovery was much more important than the economics of recovery. Hence, cut-off criteria were set by law to maximize resource recovery with no regard for whether or not such recovery was economic. This practice remains unchanged in Kazakhstan today. It is the opinion of RPA that the cut-off criteria used for reserve/resource calculations at Akdala is too low and that some portion of the reserves/resources included in the project totals is uneconomic under current market conditions. This is particularly true for grade. The grade cut-off of 0.01% U does not represent an economic cut-off. Nevertheless, the total resource/reserve at Akdala is, on average, economic based on a total cost of $7.34 and offers an opportunity for economic optimization should it be possible to amend or adjust the existing legislation. RPA believes that the uneconomic portion of the Akdala reserve/resource is relatively small; probably less than 5 percent, and perhaps as low 1 or 2 %.

Considering that 1) the cut-off criteria has been set by legislation; 2) the reserve/resource base, on average, is economic under current market conditions; and 3) the potential correction is well within the potential margin or error for the overall calculation; RPA believes that an adjustment in the reserve/resource base is not warranted at this time.

RPA originally produced a Reserve Estimate as at June 30, 2005 and adjusted the statement of reserves to account for production in 2004 and the first half of 2005 which amounts to 990 t U. As the actual recovery rate has not been provided, RPA has back calculated the tonnage assuming a constant grade.

The Reserve Estimate has since been updated and revised by Scott Wilson RPA to take into consideration production during the period July 1, 2005 to July 31, 2006 and any increase in reserves due to the conversion of resources to reserves as the result of production drilling. The mineral reserves as at July 31, 2006 are shown in Table 7.

The reserves stated in Table 7 are included in the total estimate of Mineral Resources as stated in Table 6. Since those resources were approved by the State Committee, additional production drilling increased the drill hole density to 50 m centres. RPA considers that this spacing is sufficient to classify the resulting resource as measured and as it meets the criteria above, it can be classified as a Proven Reserve.

TABLE 7 AKDALA RESERVES JULY 31, 2006				
Mineralized Lens	**Resource Category**	**Tonnage (tonnes)**	**Grade (% U)**	**Contained U (tonnes)**
Jalpak horizon	Proven	3,981,000	0.057	2,270
	Probable	12,809,000	0.057	7,300
TOTAL	Prov & Prob	16,790,000	0.057	9,570

Scott Wilson RPA is of the opinion that the classification of Mineral Reserves as reported in Table 7 meets the definitions as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves definitions and guidelines as defined by the CIM Council on December 11, 2005.

Mining Operations

Historical Operations

Akdala is an operating acid in situ leach uranium project which produces an intermediate concentrated uranium solution product. Commercial operations commenced on January 1, 2004, following a 2.25 year pilot plant testing program conducted during the period from October 1, 2000 through to December 31, 2002. Uranium production during the pilot plant program totalled 1,027.7 t U. Uranium production in 2004 amounted to 654 t U during 2004. During the first half 2005, production was 344.8 t U. Actual production for 2005 was 732 t U.

Life of Mine Plan

Akdala has expanded production from 600 t U per year to 1,000 t U per year. Production in 2005 was expected to total 760 t U and actual production was 732t U. Construction has been completed to increase production to reach the nominal expanded capacity of 1,000 t U per year in 2006 and to continue at that rate until exhaustion of current resources of 10,700 t U in approximately 2015. In addition to increased production, the expansion program will also provide for the necessary equipment to produce a wet yellowcake (~40% U) product on site and thereby eliminate the transportation of uranium solution to other facilities for processing.

Processing

Uranium production at Akdala is by means of acid in situ leaching. Well field patterns for injection and production may be either hexagonal or a series of rows. Hexagonal patterns have a radius of 45 to 50 m, while the row patterns are on a spacing of 60 m between rows and 30 m between wells. Leaching proceeds in three stages:

- An oxidation stage utilizing a sulphuric acid solution with a concentration of 20 g/l;
- A leaching stage utilizing a sulphuric acid solution with a concentration of 6 to 10 g/l; and
- A final stage within which no acid is added to the leaching solution.

During the first half of 2005, 63 extraction and 173 injection wells were in operation. Leaching solution is injected into the uranium-bearing formation at maximum depths of about 220 m through a series of injection wells, solution passes through uranium-bearing material, and is recovered through a series of production wells. The ratio of injection to production wells is 2.5:1. Approximately 138 extraction wells

are in operation with an average pumping rate of about 7.5 to 8.0 m^3 per hour per well. Production wells are screened through an interval generally on the order of 8 m to 12 m. The flow capacity to the process plant is currently 1500 m^3 per hour at an average uranium concentration of 112 mg/l.

Recoverability of the Akdala uranium reserve/resource has been demonstrated during both pilot plant and commercial operations. Akdala management has indicated that a recovery factor of 90% is specified in the contract documents for the project. During a visit to the Akdala plant, RPA was shown a decline curve for the pilot plant operation that confirmed that this degree of recovery had been obtained. RPA, however, has been unable to acquire a copy of that information. It was also indicated that commercial recovery operations were proceeding in accordance with the recovery requirement.

A recovery factor of 90% is high in relation to western recovery factors which are typically on the order of 70%. It may be postulated that higher recovery in Kazakhstan is due to well completion intervals which may often exceed ore thicknesses and which may therefore recover additional low-grade material throughout the mineral-bearing horizon. Higher permeability's, certain conservatism in inclusion of high-grade zones in ore reserve calculations, and increased kinetics of acid leaching over western alkaline leaching may also contribute to this difference.

Uranium-bearing solutions are pumped from the well fields into sedimentation ponds and onward to the processing plant where these solutions are passed through a series of 50 m^3 ion exchange columns loaded with a uranium-selective resin. Uranium from the solutions is adsorbed onto the resin until a loading of about 20 kg U per m^3 of resin is reached. Uranium-bearing resin is transferred to 100 m^3 desorption columns where uranium is stripped from the resin with an ammonium nitrate solution. Currently, this strip solution (55-70gU/l) is shipped in tank trucks to the Taukent uranium production facility for precipitation and excess fluid removal. Upon completion of the current expansion project strip solution will be treated on-site with sodium hydroxide to precipitate a sodium uranate ($Na_2U_2O_7$). Excess fluids in the precipitate will be removed in a filter press and the resultant wet yellowcake (~40% U) product will be loaded into 2.0 m^3 containers for shipment to final processing and refining facilities.

Stripped resin is regenerated with sulphuric acid and returned to the ion exchange columns.

Further processing of the wet yellowcake product is necessary in order to produce a product which meets international commercial specifications. Western fuel cycle facilities typically require a product with a minimum uranium content of about 70% U_3O_8. This content is easily reached by most in situ leach producers with a simple vacuum drying process which is always accomplished at the initial production facility. Certain Russian fuel cycle facilities require a product of much higher purity, ~98% U_3O_8, which can only be achieved by calcining. Calcining facilities available to in situ leach uranium producers in Kazakhstan are located at Stepnogorsk and Ustkamenogorsk, Kazakhstan, and at Kara Balta in the Kyrgyz Republic.

Wet yellowcake produced at the expanded Akdala facility will be further processed by solvent extraction, reprecipitation, and drying to a dry yellowcake product at the Taukent facility operated by the Centralnoye Mining Group and then shipped to either Ustkamenogorsk or Tselinni (Stepnogorsk) for calcining to a dry U_3O_8 concentrate product.

Reclamation procedures in Kazakhstan are currently focused on a natural attenuation process over a period of a decade or more after which the Kazakh government accepts custody of the site.

Capital Costs

Projected costs for the expansion to a capacity of 1,000 t U per year was U.S.$37 million.. This expansion provides for an increased flow rate through the plant of 1,500 m^3 per hour, substantially above the current rate of 560 m^3 per hour, in anticipation of lower head grades. RPA considers the cost of the expansion to be relatively high in comparison to other similar projects in Kazakhstan; but within the envelope of current experience. For example, projected total capital costs for the 1,000 t U per year Zarechnoe project have been estimated by Kazatomprom to be U.S.$33.5 million. Capital costs for Cameco's initial 1,000 t U per year Inkai project were projected to be approximately U.S.$38 million in April 2004. More recent estimates for the current 2,000 t U per year Inkai project now approach U.S.$100 million.

Additional infrastructure costs may be assessed in the future to account for railways, road, and power line construction to the various uranium production projects in the region, but it is not clear how such costs might be allocated to the Akdala project. Other similar projects in the region might also be faced with costs such as: railroad construction - U.S.$25 million, access road construction - U.S.$20 million, and power line construction - U.S.$2 million.

Operating Costs

Operating costs for the Akdala project are available from an analysis of the first quarter 2005 costs provided by Kazatomprom (Table 8). For purposes of ease of understanding, the provided costs in tenge and tenge per kilogram uranium are presented herein in terms of US dollars and US dollars per pound U_3O_8. The exchange rate used is 1U.S.$=130 tenge.

RPA used a planned operating cost of U.S.$7.34 per pound U_3O_8 for the cash flow statements and financial analysis. This cost was derived from the planned costs during the first quarter of 2005 and was accepted as a reasonable expectation of costs to be incurred in the near term. Longer term costs can be expected to be influenced by inflation and exchange rate factors beyond the scope of this report.

For the nine month period ending July 31, 2006, production costs were approximately U.S.$11.76 per pound U_3O_8 sold. This cost does not include depletion and depreciation of U.S.$6.29 per pound of U_3O_8 sold, based on the purchase price of the mineable reserves.. The unit cost of depletion and depreciation is higher than the figure used in 2005 as a result of the value of the depletable asset being increased on finalization of the allocation of the purchase price paid for mineral properties. In addition, as sales to nuclear facilities are dependent on variable delivery dates, sales in the last quarter were nominal and resulted in a build-up of inventory. This inventory is anticipated to be sold before year end, effectively lowering the production cost for the period.

Notes:

- Unit costs are based on production of 454,480 pounds U_3O_8 for the quarter.
- Exchange rate: 130 tenge = 1.00 U.S.$.
- Planned royalty payments were based on a projected selling price of U.S.$16.00 per pound U_3O_8. Because no sales occurred during the period, actual royalty was based on production costs pending later adjustment to sales price. It is understood that future royalties payable by the Akdala project will be calculated on the basis of 1.5% of sales revenue.
- Social object payments were not made in the first quarter due to a lack of funds.

On an overall basis, RPA accepts this planned, adjusted operating cost (U.S.$7.34 per pound U_3O_8) for the first quarter of 2005 as a reasonable expectation of costs to be incurred in the near term. Longer term costs can be expected to be influenced by inflation and exchange rate factors beyond the scope of this report.

Actual operating costs for the period up to July 31, 2006 are US$11.76 per pound U_3O_8.

Economic Analysis

RPA has compiled a simplified pro forma cash flow analysis from which to judge the economic merits of the Akdala project. This analysis utilizes a capital cost of U.S.$37 million, an operating cost of U.S.$7.34 per pound U_3O_8, a recoverable resource of 10,700t U and an average long-term price of U.S.$21.59 per pound U_3O_8. Decommissioning and long-term care costs of U.S.$4.0 million have been included in the final year of operation. Revenue expectations are based on a December 2004 analysis of worldwide uranium supply, demand and prices compiled by International Nuclear, Inc.

Taxation is an important element in the assessment of uranium projects in Kazakhstan. The three major elements are: corporate tax, excess profits tax, and dividend tax. Corporate tax is levied at a rate of 30% on operating margin less amortization. Excess profits tax is based on the internal rate of return of operating cash flows from the inception of production through the current year (Table 9). RPA has been informed by Kazatomprom that this IRR is expected to be in the maximum bracket as set forth in the following table from 2006 onwards.

TABLE 9 EXCESS PROFITS TAX RATE

IRR of Operating Cash Flows	Tax Rate
<20%	0%
20 – 22%	4%
22 – 24%	9%
24 – 26%	12%
26 – 28%	18%
28 – 30%	24%
>30%	30%

The excess profits tax rate is applied to net profits after corporate tax less 20 percent of operating costs. A dividend tax of 15% is payable on the balance of profits remaining after excess profits tax.

Cash Flow Analysis

RPA has compiled simplified cash flow analyses for three different views of the Akdala project: a base case wherein production is maintained at the current level of approximately 600 t U per year; a case which considers only the merits of a proposed 400 t U/year incremental expansion; and a combined case which considers expanded production to 1,000 t U per year. On the basis of these cash flow models, the net present value of the project is shown in Table 10. Please note that certain cash flow models may not be amenable to IRR analysis since there may be no initial negative cash flows. This situation derives from the ongoing nature of the Akdala project.

The cash flow analyses has been compiled utilizing information provided by Kazatomprom on the current tax regime, including corporate tax rate, excess profits tax rates and dividend tax rates.

These analyses utilize the variable price scenario set forth in Figure 2 (refer to Item 3.1) as the best available current assessment of future market conditions. It is well-established within the industry that static prices do not prevail and the ebb and flow of supply, demand, and prices can be modeled with the marginal producer concept utilized by International Nuclear, Inc.

TABLE 10 NET PRESENT VALUE AKDALA PROJECT (All Calculations Based on a Discount Rate of 12% per Year)	
Scenario	**Net Present Value (M U.S.$)**
Base Case (600 t U/yr)	71.7
Expansion Increment (400 t U/yr)	20.1
Base Case plus Expansion (1,000 t U/yr)	77.1

It should be emphasized that the Akdala project can be expected to produce substantial quantities of uranium at costs well below anticipated market prices. The degree to which profits from this production can be exported by a potential foreign investor will be subject to negotiation and to the completion of a definitive contract between the investor and Government of Kazakhstan.

Expansion Project Analysis

Since Akdala is an operating mine with current, ongoing profits, the basic cash flow analysis and the standard IRR equation do not provide an appropriate view of the merits of the current expansion plan. It has been necessary, instead, to compile a cash flow to reflect only the expansion increment and to base the IRR only on that increment. The result is an IRR of 31%. Thus, the 400 t U per year expansion now underway from 600 t U to 1,000 t U per year is soundly based in the context of the current and projected market for uranium.

Sensitivities

In order to provide a perspective on the degree to which the Akdala project might benefit from stronger-than-expected uranium prices, RPA has reviewed the sensitivity of the project to a series of price scenarios as set forth in the following table.

TABLE 11 SENSITIVITY TO PRICE – AKDALA PROJECT (Base Case plus Expansion Scenario – 1,000 t U per Year)	
Average Price Over Project Life (U.S.$ per pound U_3O_8)	**Net Present Value (million U.S.$)**
Base Case $21.59	$77.1
$25.00	$98.2
$30.00	$129.0
$35.00	$159.9
$40.00	$190.8

It should be emphasized that price scenarios higher than the base case are presented only for purposes of illustration and do not necessarily correspond to any uranium price forecast recognized within the industry. Please note, however, that current prices for uranium (approximately U.S.$60 per pound U_3O_8) are well in excess of forecast near-term prices and, therefore, near-term prices in the forecast may be considered conservative.

Economic Conclusions

On a project basis, the Akdala project can produce uranium at all-in costs (U.S.$8.67 per pound U_3O_8, - U.S.$7.34 operating cost plus U.S.$1.33 for expansion capital) well below current and projected market prices. Based on a simplified cash flow analysis, the project has an after tax Net Present Value of U.S.$71 million at a discount value of 12%. The tax regime in Kazakhstan is somewhat onerous in comparison to other jurisdictions and RPA understands that Urasia is in the process of negotitating a tax-stability agreement with the government that may reduce the overall impact of taxes on the Project. The Akdala Report uses an effective tax rate of 56%.

Environmental Considerations

RPA did not carry out an environmental audit at the properties. The general impression during the visit was that the operations were clean and well run. The mine is in a sparsely populated desert area and the aquifers are not used for drinking or livestock. There will be surface disturbance during production, and reclamation is required. Contaminated equipment will be buried, capped, and revegetated. The underground waters will be left to attenuate the acid levels which are anticipated to occur over a period of 10 years based on results from similar operations. The aquifers affected contain radium and other total dissolved solids well above drinking standards. Monitor wells will be used to observe the process.

RPA noted that the pregnant and barren ponds outside the mill were not netted or fenced as would be required under western operating standards.

Decommissioning and long-term care costs are estimated by RPA at U.S.$4.0 million.

SRK Consulting has completed a recent environmental audit and the following comments are taken directly from their report:

An HDPE-lined pond is off-line and adjacent to the active process ponds. This pond was used for recovery of rare earth metals. At some point in the production history, rare earth processing was discontinued and the pond was removed from service. During the site visit, severe heaving of the pond bottom below the HDPE liner is apparent. The heaving is likely due to release of sulphuric acid into the subsurface and subsequent formation of gypsum (causing expansion of gypsum crystals into the pore space and heaving). The pond will require proper decommissioning prior to formal closure. Some excavation and disposal of impacted soil will be required.

Two active process ponds are constructed with multi-media liner systems included compacted subgrade, compacted clay, bentonite-geosynthetic liner, acid-resistant sand, HDPE liner and an acid-resistant sand/gravel overliner. No leak detection system is currently in-place.

Well field controls include automated flow data collection and routine indicator parameter monitoring. The operator is required to balance the volume of injection with the volume of extraction over time. The data record starts with the beginning of injection and recovery. The operator is in compliance with this performance parameter.

Acid injection varies from 50 grams/litre during start-up of an injection well drops to 5 grams/litre after 3 months of injection and gradually diminishes during well operation.

Akdala operates under an approved Environmental Impact Assessment that defines the closure plan for the pilot-scale in-situ operation. Closure of a well block will consist of continued pumping from the recovery well without injection for 3 months. Based on observations at a nearby in-situ operation which was closed for approximately 25 years, the approved EIA for Akdala allows 38 years of "natural attenuation (25 years + 50%). If the water quality in the water-bearing ore zone is not acceptable in 38 years, the government-run reclamation fund will assume responsibility.

Pre-mining water quality in the water-bearing ore zone is pH circum-neutral, sulphate of approximately 3,000 mg/litre. Given that this is an approved plan, the risk of additional environmental liability for closure of the pilot plant at Akdala appears negligible. A new EIA will be required for full-scale operation – there is a risk that the approved closure plan will change. Some provision for extended ground water recovery should be included in the cost model (assume one year after production is over).

Interpretation And Conclusions

RPA has reviewed the Kazatomprom resource estimate and supporting documentation and is of the opinion that the classification of Mineral Resources as reported in Table 6 meets the definitions as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves definitions and guidelines as defined by the CIM Council on December 11, 2005.

There is potential to expand the resources with additional drilling. In particular, drilling areas #2 and #3 in the Letni area is most likely to increase the Indicated Resources in the near term. Based on the previous drilling on the mineralized horizons, RPA is of the opinion that there is the potential of establishing additional measured and indicated resources of 12 million to 13 million tonnes at a grade of 0.05% U to 0.06 %U containing 6,000 to 7,000 t U by drilling out the inferred resources and extensions of the roll fronts within the current licences. **The potential quantity and grade of these exploration targets are conceptual in nature at the present time and there is no assurance that they will be defined by further exploration drilling.**

Based on the current operating costs of U.S.$7.34 per pound U_3O_8, a reserve block GT cut-off of 0.10m%U, RPA has estimated the reserves at the Akdala project as of June 30, 2005, to be as reported in Table 7.

RPA has reviewed the Kazatomprom documentation and is of the opinion that the classification of Mineral Reserves as reported in Table 7 meets the definitions as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves definitions and guidelines as adopted by the CIM Council on Deember 11, 2005.

Based on a simplified cash flow analyses, the project has a Net Present Value of U.S.$71.1 million at a discount value of 12%. The current expansion project shows a 31% IRR.

RPA is of the opinion that the current expansion costs from 600 t U per year to 1,000 t U (67% increase) per year are somewhat high relative to other known projects but the increase in solution flow rate from 560 m^3 per hour to 1500 m^3 per hour (268% increase) may account for the difference.

Recommendations

RPA recommends that consideration be given to improving productivity of the drill contractor. This could be accomplished by providing modern drill rigs and training.

The current plan for off site processing to dry yellowcake and then to calcined UO_2 is not an optimum economic plan for the project. A calcined product is not necessary for any western conversion facility. Every effort should be made to create a commercially acceptable U_3O_8 final product on site in order to reduce costs for shipping and treatment.

South Inkai Uranium Field

The following description of the South Inkai Uranium Field has been extracted from the South Inkai Report. All maps and figures from the South Inkai Report are hereby incorporated by reference. A complete copy of the South Inkai Report is available on SEDAR at www.sedar.com.

Property Description and Location

The South Inkai Uranium Field, sometimes referred to as Section 4, is located in the Suzak region of the South Kazakhstan Oblast, approximately 250 km northwest of Shymkent, Kazakhstan, covers a total area of 192.2 km^2 and is centered at approximately Longitude 67°30'E, Latitude 45°07'. (South Inkai Report - Figures 4.1 and 4.2)

The Corporation's counsel in Kazakhstan has confirmed that the South Inkai Contract is currently in full force and effect.

Accessibility, Climate, Local Resources, Physiography and Infrastructure

The deposit site is located 7 km from an unimproved road, approximately180 km from Shieli, which is on the main paved highway and railroad that joins Shymkent with Kyzyl-Orda. The nearest town is Taikonur, the headquarters of the Seventh Unit of Volkovgeologia, 100 km to the north. The closest airports with scheduled local service are at Shymkent or Kyzyl-Orda. A power line parallels the road, and water is readily available from local aquifers. Fuel and supplies are transported by truck or rail from Almaty or northern Kazakhstan through Shymkent. There is currently no infrastructure on the property.

The area is divided into two morphologically diverse regions; the sandy brackish delta of the Shu and Sarysu Rivers and the Betpakdala desert plateau. The delta is characterized by a maximum relief of 5 m to 25 m, with numerous lacustrine basins, dry rivers, and Aeolian sands. The area underlain by water is not extensive and is not expected to hinder development of the well fields required for ISL mining (South Inkai Report - Figure 4.3). The desert plateau represents a gently sloping plain with a maximum relief of 150 m to 200 m. The ground consists of extensive sand deposits, with vegetation limited to grasses and occasional low bushes. The climate is continental, with precipitation amounting to 130 mm to 140 mm and occurring mostly in winter and spring. There are extreme temperature fluctuations, both daily and annually, reaching from -35° C in January to 40° C in July. The region is also characterized by strong winds. The climatic conditions are not expected to unduly hinder exploration and mining programs.

History

In 1956 geologists studying uranium deposits in Uzbekistan established a model based on the spatial relation of uranium mineralization to the boundaries between yellow oxidized sands and unoxidized grey sands. In the late 1950s exploration commenced in the Chu-Sarysu basin based on the presence of young

uplifted mountains adjacent to the basin. Initial reconnaissance drilling was carried out on lines spaced 25.6 km apart. Depending on results of the reconnaissance work, this spacing was often reduced to 6.4 km to 12.8 km. A line spacing of 3.2 km to 1.6 km was used to increase the possibility of discovering a mineralized body once the roll front had been identified. Spacing of the drill holes was reduced as discoveries were made, with resource estimation requiring line spacing of 400 m to 800 m with holes 50 m to 200 m apart.

The Inkai mineralization was discovered in 1978. During the period from 1979 to 1984, detailed exploration and drilling were carried out over the length of the mineralized horizon which extends for 55 km from north to south and is 17 km wide. Between 1984 and 1991 detailed drilling and a pilot plant test were carried out on Section 1 which adjoined South Inkai (section 4) to the north. Cameco's Inkai Joint Venture is currently in the construction stage for an in-situ leach (ISL) mine on Section 1.

Drilling was carried out on a northeast-trending grid of 800 m with holes spaced 100 m to 50 m apart. Total drilling on the Inkai Uranium Field is reported to be 2,027,382 m. Seventy percent of the holes were cored through the mineralized zone, which amounted to fifteen percent extraction, amounting to approximately 300,000 m of core, with core recovery of 82%. All holes were logged with geophysical equipment. Urasia management notes that the drilling statistics reported above include drilling statistics for the entire Inkai Uranium Field. Drilling on Urasia's South Inkai Section 4 property consisted of 600 holes totalling 294,000m.

The resource calculation reported by the Kazakh State Commission and RPA accurately reflects the resources presented at South Inkai, Section 4.

Regional Geology

The South Inkai deposit is located in the Chu-Sarysu depression (South Inkai Report - Figures 7.1 and 7.2) which represents a large Cretaceous age basin up to 250 km wide and which extends northward from the foothills of the Tien Shan Mountains for more than 1,000 km. The basin is underlain and flanked by folded Proterozoic and early Paleozoic formations which are exposed at the southwest margin where the Karatau Mountains separate the Chu-Sarysu basin from the parallel Syr Darya basin. The platform sediments are represented by continental sediments up to 320 m thick and marine Palaeogene sediments of up to 200 m, and are overlain by red-coloured sandy-clay Oligocene to Quaternary sediments.

The basin is an asymmetric syncline with a broad gently sloping northeast limb and an uplifted south limb, which form the Karatau Mountains. The axis of the basin is parallel to its southwest margin.

Property Geology

Overlying the basement rocks are the Cretaceous sediments that host the mineralization. They are comprised of fine-grained sands to gravels, 10% to 20% clays as narrow beds. The late Cretaceous rocks have been subdivided into three horizons. The lowest Mynkuduk horizon is located about 500 m below surface and consists of coarse-grained grey alluvial sediments at the base, where it hosts the uranium mineralization, grading upward to fine-grained sands (South Inkai Report - Figure 7.2). Total thickness of the horizon is 40 m to 90 m. The Mynkuduk horizon is host to the #3 and #4 deposits at South Inkai.

The Inkuduk horizon is comprised of lower coarse gravels grading up to fine- to medium-grained sands with interbedded clays totalling 105 m to 130 m. Overlying it is the Jalpak horizon, consisting of medium-grained grey to green sands grading upwards to red and brown clays totalling 20 m to 80 m. The Jalpak horizon hosts mineralization at the Akdala deposit, 80 km to the east.

The overlying Paleogene sediments consist of 140 m to 220 m of grey to green clays and siltstones overlain by 200 m of Neogene sands and clays. There is up to 60 m of Quaternary alluvial sands, clays, and loam.

Mineralization

The South Inkai deposit is located at the southern end of the Inkai deposit which extends over a strike length of 55 km and a width of 17 km. The South Inkai deposit covers a 17 km length of the trend. There are eight mineralized beds identified to date; three are in the Mynkuduk horizon (South Inkai Report - Figure 9.1) and five are in the Inkuduk horizon. Not all of the mineralized areas have been drilled in sufficient detail to establish resources.

Two resource areas, #3 and #4, (South Inkai Report - Figure 9.1) have been delineated in the Mynkuduk horizon by drilling on 800 m fences with drill hole spacing of 50 m to 100 m. The mineralization is found at depths of 450 to 510 m below surface. The mineralization in the Mynkuduk horizon is in the form of pitchblende and coffinite occurring interstitially in the sandstones and to a lesser extent, the clay layers. The main roll fronts may reach a thickness of 20 m, but more commonly they average 7 m to 10 m at their thickest and 1m to 2 m on the limbs (South Inkai Report - Figure 9.2). The rolls may be a simple C-shape or may form irregular amoeboid shapes throughout the favourable horizon, which results in stacked bodies. The grade ranges from 0.02 % to 0.07% U, averaging 0.043% U for the deposit.

Mineralization has also been found in the Inkuduk horizon at depths of 425 m to 450 m below the surface but insufficient drilling has been completed to establish resources. The grades are similar to that in the Mynkuduk horizon.

Exploration

The Corporation has not carried out any exploration on the property. Previous exploration by the Soviet Union and the government of Kazakhstan is disclosed under "History" above.

Exploration has consisted of diamond drilling to discover mineralization at depths of 400 m to 600 m. RPA has reviewed geological drill logs, plan maps, cross sections and representative ectectric logs from the South Inkai geologic database, which was originally developed under the guidelines of the Ministry of Geology of the former USSR. Exploration proceeds with a series of widely spaced (~1.0 km) fences with widely spaced (~200 m) drill holes on each fence. As mineralized areas are encountered, both fence and drill hole spacing are progressively reduced.

Drilling

The Corporation has not carried out any drilling on the property. Previous drilling to establish the resource was carried out under the direction of the Soviet Union exploration company, by the state government of Kazakhstan and other entities. Rotary mud drilling is supplemented by core drilling. through the mineralized zones. Both techniques use the same Russian rigs, and the core produced is about 9 cm in diameter.

During the exploration and drilling programs the Kazakhstan geological expedition that completed the work did not subdivide the work into the various licences that now exist and a digital database of the work is not available. Based on recently obtained information by RPA from the joint venture company, it is reported that drilling specifically on Section 4 which is the subject of this report, has amounted to 600 holes totalling 294,000 m. Approximately 70% of the holes drilled on the property are cored through the mineralized zones with an average core recovery of 82%. Based on the total statistics, RPA has estimated

that about 420 holes would have been cored on Section 4 and would result in about 31,000 m of core. Unfortunately none of this core is available as the entire mineralized sections are used for analyses and Quality Assurance/Quality Control.

The Corporation is currently drilling at South Inkai to convert 8000 metric tonnes U of Inferred Mineral Resource to Indicated Mineral Resource. The resource conversion will require the completion of 140 drill holes at South Inkai.

Sampling Method and Approach

The Corporation has not carried out any sampling on the property. Kazatomprom reports that all holes are logged with electrical logs that include gamma counts, calliper, deviation and self potential measurements as discussed below under the heading "Sample, Preparation, Analyses, Security and Protocols". About 70% of the holes are cored through the mineralized zones which are sampled for chemical assays in addition to the geophysical logging.

Kazatomprom reports that mineralized intervals with greater than 70% core recovery and radioactivity greater than 40 microroentgens per hour are split in half. The sample intervals range in length from 0.15 m up to 1.2 m, averaging 0.4 m in length. Both halves of the core are taken and sent to different laboratories for chemical analyses. The exact number of samples submitted for the #4 area was not provided but is in the order of several thousands.

Sample, Preparation, Analyses, Security and Protocols

RPA was not provided with information on the sample preparation and methodology for the South Inkai Some 70 percent of all exploration drill holes are cored through the mineralized horizon. RPA was not provided with detailed information on the sample preparation and methodology for the South Inkai Project but based on information obtained from Kazatomprom the analyses were carried out all their analyses at the Central Analytical Laboratory PGO "Volkovgeologia" using the roentgen-spectral method on a fluorescent roentgen analyzer. The core is sent through a jaw crusher and then a roll crusher for pulverization. Mineralized core is chemically assayed for uranium, radium, rhenium, yttrium, scandium, and total rare earths. Internal standards and external control assays at other laboratories including the Central Analytical Laboratories VIMS, Nevski PGO and the Central Scientific Research Laboratory KGRK, were used to ensure proper quality control which met industry standards at the time. Geological reports document exhaustive statistics that evaluate the results of the control samples. RPA considers the database suitable for use in the estimation of Mineral Resources.

All drill holes are probed with electric logs, with results including gamma counts, calliper, deviation measurements, and self potential. For QC purposes, about 15% of the holes are relogged. Assay results are used to calibrate the gamma data to account for possible disequilibrium. All reserves and resource calculations are based on calibrated gamma data.

The gamma calibration process is detailed and exhaustive. Each portion of the six sectors that the mineralized uranium roll front is divided into is assigned a specific chemical to gamma correction factor based on statistical analysis of the chemical assay data. It is reported that overall the disequilibrium factor varies from 0.6 to 0.8, that is, the chemical uranium content is 60% to 80% of the radiometric measurement.

Data Verification

RPA did not collect any independent samples as no core was available from the property and the mineralization occurs at depth. As discussed above, the entire mineralized core is submitted for chemical analyses and QA/QC protocols

RPA has reviewed sample drill logs, cross sections, plan maps, and electric logs for the South Inkai geologic database. The geologic database was originally developed under the guidelines of the Ministry of Geology of the former USSR and more recently taken over by the Commission on Mineral Resources for the Republic of Kazakhstan.

Unfortunately the database is not digital and time prevented RPA from verifying the complete database. However, based on past experience with data collection in the USSR and the former Soviet Union, in the opinion of RPA, there is no more exhaustive process of uranium drill hole data collection and evaluation in use anywhere in the world than the process developed and used in the former Soviet Union and its now independent States, such as Kazakhstan. RPA has accepted the basic drill hole data upon which reserves and resources are calculated. For the resource estimates RPA verified the methodology and compared the reported resource estimates with RPA estimates for selected resource blocks.

Mineral Resources and Mineral Reserves

TABLE 12 SOUTH INKAI RESOURCE ESTIMATE OCTOBER 2, 2006

Mineralized Lens	Resource Category	Tonnage (tonnes)	Grade (% U)	Contained U (tonnes)
Deposit 3 - 2005	Inferred	14,154,000	0.043	6,120
Deposit 4 - 2005	Inferred	18,555,000	0.043	7,950
Deposit 4 - 2006	Inferred	24,992,000	0.039	9,810
Total	Inferred	57,701,000	0.043	23,880

Scott Wilson RPA is of the opinion that the classification of Mineral Resources as reported in Table 12 meets the definitions as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves definitions and guidelines as defined by the CIM Council on December 11, 2005. *Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.*

Scott Wilson RPA understands that the recent increase in resource is the result of certification of resources from an area within the property that was drilled during the period 1991 to 1993. Scott Wilson has confirmed that the drill holes that are included in the 'new' resource blocks are shown on sections received from the Republic of Kazakhstan last year, but were not included in the resources audited by RPA at the time.

It is the opinion of RPA that the cut-off criteria used for resource calculations at South Inkai is too low and that some portion of the resources outlined in this project may be uneconomic under current market conditions. RPA does not have sufficient information currently available to accurately assess the uneconomic portion of the South Inkai reserve/resource. Nevertheless, the total resource at South Inkai does offer an opportunity for economic optimization should it be possible to amend or adjust the existing legislation that requires a low cut-off.

Given that: 1) cut-off criteria has been set by legislation; 2) the resource base, on average, is economic under current market conditions; and 3) the potential correction is likely to be within the potential margin or error for the overall resource estimation, RPA does not consider this situation to be of major concern.

Preliminary Economic Assessment

Kazatomprom has provided RPA with a financial and economic study completed by Mining Economical Consulting LLP on behalf of Kazatomprom. As this study uses inferred resources in its analysis, it should be termed a preliminary assessment. **RPA notes that cash flows and other estimates derived from the preliminary assessment are preliminary in nature as they are based on inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.**

As outlined in the preliminary assessment, South Inkai is to be mined by an acid in situ leaching process. It is proposed that the mine be developed on the basis of an annual production rate of 600 t U with the potential to increase that rate to 1000 t U at some time in the future

Capital costs as projected by the preliminary assessment show a life-of-mine capital cost for a 600 mt U per year production rate at South Inkai to total U.S.$24.8 million. Preproduction capital expenditures are estimated to be approximately U.S.$18 million, including a pilot plant operation designed to provide data for final design. It is to be noted that the South Inkai deposit is contiguous with the Inkai deposit which has been the subject of extensive pilot testing and is now proceeding into a commercial production phase. The similar character of the two deposits coupled with extensive testing at Inkai may negate the necessity for pilot testing at South Inkai. A final decision on a pilot testing program may not be forthcoming for some time.

These capital costs as projected by a "Financial and Economic Model" provided by Kazatomprom are quite low in relation to other ISL projects in Kazakhstan of which RPA is aware. For example: (1) an expansion from 600 to 1,000 t U per year at the Akdala project has been projected by Kazatomprom to cost approximately U.S.$37 million; (2) Cameco's 2,000 t U per year Inkai project is expected to cost nearly U.S.$100 million; and (3) Cogema's 1,500 t U per year Muyunkum project will require an investment of U.S.$90 million. Although minimal on-site processing is proposed to be carried out at South Inkai and this will reduce the capital outlay, but RPA suggest that the capital budget be reviewed in detail in the feasibility study. Many uranium projects in Kazakhstan are based on plans for off site processing to produce dry yellowcake and then to produce calcined UO_2. Off site processing to a final commercial product is not an optimum economic plan for this project. A calcined product is not necessary for any western conversion facility. RPA recommends that a commercially acceptable U_3O_8 final product be made on site.

For purposes of ease of understanding, the provided costs in tenge and tenge per kilogram uranium are presented herein in terms of US dollars and US dollars per pound U_3O_8. The exchange rate used is U.S.$ 1=130 tenge. Operating costs for a 600 t U per operation at South Inkai are estimated by Kazatomprom to amount U.S.$8.49 per pound U_3O_8. These costs are similar to costs being, and to be incurred, on other similar projects in Kazakhstan and are accepted by RPA as a reasonable representation of the outlook for the project.

Based on the preliminary assessment, total production costs for 30.16 million pounds U_3O_8 over a project life of 24 years amount to U.S.$12.47 per pound U_3O_8. For the base case analysis, the after tax net present value of the project at a discount rate of 15 percent is U.S.$9.4 million, and the after tax internal rate of return is 26% percent. Both analyses are based on a forecast of future uranium prices in the general range

of U.S.$20 to U.S.$30 per pound U_3O_8; a range which may be conservative in light of current prices in the range of approximately U.S.$60 per pound U_3O_8.

Taxation is an important element in the assessment of uranium projects in Kazakhstan. The three major elements are: corporate tax, excess profits tax, and dividend tax. Corporate tax is levied at a rate of 30% on operating margin less amortization. Excess profits tax is based on the ratio between sales and operating osts as set forth in the following table.

TABLE 13 EXCESS PROFITS TAX RATE	
Sales to Operating Cost Ratio	**Tax Rate**
<1.2	0%
1.2 – 1.3	10%
1.3 – 1.4	20%
1.4 – 1.5	30%
1.5 – 1.6	40%
1.6 – 1.7	50%
>1.7	60%

The excess profits tax rate is applied to net profits after corporate tax less 20 percent of operating costs. A dividend tax of 15% is payable on the balance of profits remaining after excess profits tax.

RPA has compiled a number of sensitivities as illustrated in the following tables. The projected base case price used is from Figure 2 (refer to section 3.1) and averages U.S.$23.85 over the life of the mine.

TABLE 14 SENSITIVITY-TO-PRICE ANALYSIS			
Average Price $/lb U_3O_8 (U.S.$)	**IRR**	**Net Cash Flow (M U.S.$)**	**Net Present Value* (M U.S.$)**
Base Case ($23.85)	26%	106.7	9.4
$25.00	28%	115.1	10.8
$30.00	35%	152.4	17.4
$35.00	40%	188.7	23.4
$40.00	45%	224.4	29.1

***Note: 15% Discount Rate**

On the basis of a simplified cash flow model for the project, the base case, net present value of the project at a discount rate of 15 percent is U.S.$9.4 million. The NPV of the project is relatively insensitive to price due to the taxation regime. It should be emphasized that the South Inkai project can be expected to produce substantial quantities of uranium at costs well below anticipated market prices.

TABLE 15 SENSITIVITY TO DISCOUNT RATE

Discount Rate	Net Present Value* (M U.S.$)
0%	$106.7
5%	$46.5
10%	$21.1
15%*	$9.4
20%	$3.6
25%	$0.6

***Note: Base Case**

The steep decline in NPV with increasing discounts is, to some degree, reflective of the relatively long life (22 years) of the project and to the impact of compound interest over that long life.

TABLE 16 SENSITIVITY-TO-CAPITAL COST

Capital Cost Increase	IRR	Net Cash Flow (M U.S.$)	Net Present Value* (M U.S.$)
0% *	26%	106.7	9.4
25%	24%	103.0	7.8
50%	21%	99.2	6.3
75%	19%	95.5	4.7
100%	18%	91.7	3.1
150%	15%	84.2	(0.1)

***Note: Base Case 15% discount rate**

South Inkai is relatively insensitive to capital cost increases because initial capital requirements are quite low and are also low in proportion to the overall cash flow.

The South Inkai project can produce uranium at all-in costs (U.S. $12.47 per pound U_3O_8) below current and projected market prices. Based on a simplified cash flow analysis, the base case after tax Net Present Value of the project is US$9.4 million at a discount rate of 15%. The tax regime in Kazakhstan is somewhat onerous in comparison to other jurisdictions and RPA understands that UrAsia is in the process of negotiating a tax-stability agreement with the government that may reduce the overall impact of taxes on the Project. The South Inkai report uses an effective tax rate of 62%.

RPA has recommended that the drill program as proposed by Kazatomprom be carried out to both increase the resource base and upgrade the classification of resources. RPA also recommends that a pilot plant test program be completed as proposed and that a feasibility study be carried out.

Environmental Considerations

RPA did not carry an environmental audit at the properties. There is no infrastructure, the property is located in a sparsely populated area and the aquifers are not used for drinking or livestock. There will be surface disturbance during exploration and production and reclamation will be required. Contaminated

equipment will be buried, capped, and revegetated. The aquifers affected currently contain radium and other total dissolved solids well above drinking standards. Under the current mining agreements at other projects, the underground waters will be left to attenuate the acid levels which are anticipated to occur over a period of 10 to 20 years based on results from similar operations. Monitor wells will be used to observe the process. Until a feasibility study is completed, the ultimate cost of reclamation is unknown.

Interpretation and Conclusions

RPA has reviewed the Kazatomprom resource estimate based on a cut-off of 0.01% U and 0.06 m% and is of the opinion that the classification of Mineral Resources as reported in Table 12 meets the definitions as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves definitions and guidelines as defined by the CIM Council on December 11, 2005. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Based on a Preliminary Economic Assessment completed by Mining Economical Consulting LLP, on behalf of Kazatomprom, the project has a NPV of U.S.$9.4 million at a 15% discount rate and a 26% ROR based on a long term price average of U.S.$23.85 /lb U_3O_8 over the life of the mine **RPA notes that cash flows and other estimates derived from the preliminary assessment are preliminary in nature as they are based on inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.**

RPA has reviewed the interpretation of the roll fronts outside of the mineralized area and based on the drilling information at 3.2 km spacing, and the fact that less than half the licence has been drilled at 800 m spacing, RPA suggests that the potential in the Mynkuduk and Inkuduk horizons could be in the order of 80 to 90 million tonnes at a grade of 0.04% to 0.045% U containing in the order of 32,000 to 40,000 t U. As these roll fronts are continuous for many kilometres along strike, Kazatomprom has historically had success in delineating additional resources and upgrading the classification as infill drilling is carried out. RPA notes that on some of the properties, Kazatomprom has exceeded the initial estimates. The potential quantity and grade of these exploration targets are conceptual in nature at the present time, and there is no assurance that they will be discovered by further exploration.

Recommendations

RPA recommends that the program of drilling as proposed by Kazatomprom be carried out to upgrade the resource classification from inferred to indicated. This will be accomplished by infill drilling on 400 m fences with drill holes spaced at 100 m to 50 m. The estimated cost of the initial year's program which includes 100,000 m in 200 holes is U.S.$1,509,000.

RPA recommends that upon completion of the phase one drilling, a feasibility study , be developed in conjunction with a phase two program of definition drilling (20,000 m), to evaluate in detail, the production rates, capacities, capital and operating costs for the South Inkai property. Some quantity of below cut-off grade material is included in the current inferred resource estimates. RPA recommends that this quantity be assessed in the feasibility in order to fully understand the impact of this material on the economics of the project.

Contingent on the results of the feasibility study, commencement of a pilot plant leach test should be carried out as proposed at an estimated cost of U.S.$4,342,000. The leach test is planned to run for three years. It is to be noted that the South Inkai deposit is contiguous with the Inkai deposit which has been the subject of extensive pilot testing and is now proceeding into a commercial production phase. The similar

character of the two deposits coupled with extensive testing at Inkai may negate the necessity for pilot testing at South Inkai. A final decision on a pilot testing program may not be forthcoming for some time.

RPA is of the opinion that the property is of sufficient merit to warrant the proposed program and budget.

Kyrgyz Exploration Licences

The following description of the Kyrgyz Uranium Field has been extracted from the Kyrgyz Report. All maps and figures from the Kyrgyz Report are hereby incorporated by reference. A complete copy of the Kyrgyz Report is available on SEDAR at www.sedar.com.

Property Description and Location

Five of the properties are located in the Fergana Valley of eastern Kyrgyz Republic, close to the Uzbekistan border (Kyrgyz Report - Figure 4.1). The other two properties are located in eastern Kyrgyz Republic, on the east and west ends of Lake Issyk-Kul (Kyrgyz Report – Figure 4.2). The property details are listed in Table 17.

TABLE 17 KYRGYZ EXPLORATION LICENCES				
URASIA ENERGY LTD. KYRGYZ REPUBLIC PROPERTIES				
Licence	**Granted**	**Validity Date**	**Number**	**Area (ha)**
Mayluyskaya	3/10/2005	6/30/2005	MII-42	91,800
Kurshab	3/10/2005	6/30/2005	MII-43	91,200
Kyzylbulak	3/10/2005	6/30/2005	MII-44	95,300
Santash	4/26/2005	7/31/2005	MII-96	109,700
Kyzyl-Ompul	4/14/2005	7/31/2005	MII-81	92,200
Changet	7/11/2005	9/30/2005	MI-170	55,100
Surentube	7/11/2005	9/30/2005	MI-171	92,600

Each licence, although identified by a series of map co-ordinates, has not been surveyed on the ground. The licences are specifically granted for uranium exploration and are valid for an initial period of two years, providing the following items are submitted in a report to the State Agency for Geology and Mineral Resources by the validity date:

1. Proposed exploration program and budget
2. Evaluation of ecological risks, technical safety, environmental issues
3. Surface landowner's (Forestry Ministry) permission to carryout the proposed program

An agreement with a licenced exploration company (Kyrgyz Geological Expedition) to carry-out the proposed program.

The projects and the proposed work programs are also reviewed and must be approved by the Ecology and Environment Department of the Ministry of Ecology and Emergency Situations, the State Forestry Service and the State Inspection on Industrial and Mining Safety. The company has the right to use the surface as necessary, once the project is approved.

All of the licences have been approved and are valid for two years.

After the initial two years, the licences may be renewed annually for up to eight more years by proposing and completing work programs on an annual basis. If, at the end of 10 years there are positive results demonstrated by a feasibility study, the company may apply for an Extraction Licence.

The Mayli-Su Licence is located 240 km southwest of Bishkek and is centered at Latitude 41° 10' N and Longitude 72° 30' E.

The Kurshab licence is located in the Kara-Suy district in Osh Oblast, 270 km southwest of Bishkek and about 80 km southeast of Mayli-Su, adjacent to the Kyzylbulak licence and very close to the eastern border of Uzbekistan. The property is centered at Latitude 40° 35' N and Longitude 73° 15' E.

The Kyzylbulak licence adjoins the Kurshab licence and is centered at Latitude 40° 30' N and Longitude 73° 30' E.

The Santash licence is located at the east end of Lake Issyk-Kul, in Issyk-Kul Oblast, 320 km east of Bishkek, and is centered at Latitude 42° 40' N and Longitude 78° 45' E.

The Kyzyl-Ompul licence is located at the west end of Lake Issyk-Kul, in Narn Oblast, 120 km east of Bishkek, and is centered at Latitude 42° 24' N and Longitude 76° 00' E.

The Changet licence is located in Jalalabad Oblast, 210 km south-southeast of Bishkek and is centered at Latitude 41° 05' N and Longitude 73° 20' E.

The Surentube licence adjoins Changet to the south and is centered at Latitude 41° 00' N and Longitude 73° 18' E.

Accessibility, Climate, Local Resources, Physiography And Infrastructure

Mayli-Su

The Mayli-Su property is located in the Fergana Valley Jalal-Abad Oblast of eastern Kyrgyz Republic. The western part of the property is accessed by a paved road through the town of Mayli-Su, a former uranium mining and processing site. Dirt and gravel roads provide limited access to the rest of property along the valley floors. Roads will have to be constructed for drill access.

There is currently no mining in the area, and the former processing plants at the town of Mayli-Su west of the licence, are in general disrepair and probably non-functional. Labour is readily available, and housing could be provided in Mayli-Su if the apartment buildings are repaired. Power and water are readily available.

The area is dissected by south-flowing rivers with elevations ranging from 700 m to 1200 m. The area is marked by cuestas rising from the river valleys. The vegetation ranges from hardwood shrubs and trees to low grasses, and there is some cultivation of wheat and other cash crops in the river bottoms.

The climate is continental semi-desert. The average temperature is 27° C in summer and -6°C in winter. Snow cover totals 37 cm but should not unduly hamper mining and exploration.

Kurshab

Kurshab is accessible from the road joining Leninskoye, located in the centre of the licence, with Kara-Su and Osh 30 miles to the west. Poor dirt roads and trails provide access to the property, but there are only horse trails in the more mountainous parts of the area. The nearest railway station is at Osh.

The property is located in the foothills of the Alay range and partly in the Fergana Valley, including the low hills forming the bank of the Kurshab River. The area is characterized by dry gorges and valleys with relief of 100 m to 200 m. The elevation does not exceed 2,200 m. The climate is continental, and at lower elevations the average temperature is $12^{O}C$ with highs of 25° C in the summer and lows in the winter of $-3^{O}C$. The average precipitation is 572 mm with up to 1.5 m of snow but should not unduly hamper mining and exploration. At higher elevations, the average temperature is 7° C with highs of 21° C in summer and lows of -14° C in winter. Precipitation varies from 573 mm to 1009 mm and includes up to 0.5 m of snow.

The vegetation ranges from hardwood shrubs and trees to low grasses and there is some cultivation of wheat and other cash crops in the river bottoms

There is currently no mining in the area, but semi-skilled labour is available locally. Power and water are readily available.

Kyzylbulak

The property is accessible through a network of gravel and dirt roads extending eastwards from Osh and Leninskoye. Trails provide access to the more mountainous areas. The Paleozoic rocks form a series of rounded mountain ridges in the southwest part of the licence with elevations ranging from 1,250 m to 2,900 m.

The climate is continental with an average temperature of -5° C in January and a summer range of 15° C to 35° C. Precipitation varies between 450 and 900 mm, with up to 1 m of snow at higher elevations but should not unduly hamper mining and exploration.

Vegetation ranges from shrubs and grasses at lower elevations to sparse trees and bushes in the mountains. There is some cultivated land in the valleys, with cash crops and private gardens predominating.

There is currently no mining in the area, but semi-skilled labour is available locally. Power and water are readily available.

Santash

The property is easily accessed by paved roads on either side of Lake Issyk-Kul extending eastward from Balykchi, and trails in the more mountainous areas. Elevation ranges up to 2,300 m in the north, where the relief is represented by steep slopes and wide valleys. In the eastern part of the licence, the area is characterized by a flat plain in the south, rising to the north to reach elevations of 1,800 m to 2,700 m. Relief in the dissected valleys is about 150 m.

The climate is continental. The highest annual average temperature range reported is 14° C, with the lowest being to -2^{O} C. The annual precipitation amounts to 350 mm, with snow occurring from November to April but this should not unduly hamper mining and exploration. Vegetation consists of grasses and shrubs at the lower elevations with sparse trees at the higher elevations.

There is currently no mining in the area, but semi-skilled labour is available locally. Most of the population lives in the Tyup River Valley. Power and water are readily available.

Kyzyl-Ompul

The property is easily accessed by a combination of paved and dirt roads. The Bishkek-Balykchi road and the railway pass through the northern part of the property. The port of Balykchi on the shores of Lake Issyk-Kul, several kilometres east of the property is the largest settlement in the area. Power and water are readily available.

The licence is located in the eastern part of the Kyrgyz range. The relief is mountainous, with elevations ranging from 1,800 m to 2,700 m. The river Chu flows northeast through the property and has been dammed to form a reservoir in the southern part of the property.

The climate is continental with severe winters and rainy summers but should not unduly hamper mining and exploration. Precipitation amounts to 300 mm. Temperatures reach as high as 30° C in the summer. Vegetation is scarce and consists of mainly grasses, which dry up in summer, and some trees along the major rivers

There is currently no mining in the area, and very little industry has been developed. Semi-skilled labour is available locally.

Changet, Surentube

The properties are located on the southwest slope of the Fergana range, within the western Tien-Shan Mountains with elevations ranging from 1,100 m to 3,300 m. Access to the property is on roads extending northeast from Jalalabad. The largest town in the Surentube area is Kok-Yangak, which has a railway station and is on the main highway 30 km northeast of Jalalabad. There are seasonal dirt roads in the Kugart and Changet River valleys but they may be impassable in rainy weather.

The climate is semi-desert at lower elevations, with hot summers and an average temperature in January of -3° C. Precipitation ranges from 450 mm to 660 mm, with 0.3 m of snow between November and March. At higher elevations, the temperatures are somewhat lower, -10° C in January and 10° C in July. Precipitation is from 800 mm to 1200 mm depending on the elevation, with 0.8 m of snow between October and May but this should not unduly hamper mining and exploration.

In the lower river valleys, birch, aspen, and poplar are common, with walnut and fruit trees also available. Meadows and shrubs predominate on the higher slopes. The area is densely populated with agriculture and forestry being the main economic activities. There is currently no mining in the area, and industry has not been developed. Semi-skilled labour is available locally.

History

Mayli-Su Region

It is reported that uranium was discovered in 1935, and between 1935 and 1945 exploration consisting of trenching, pitting, drilling and underground exploration was carried out in the area west of the current licence. The underground mines at Mayli-Su were in production from 1945 to 1956. No information is available on production but grades are reported to range from 0.1% U to >0.5% U with an average of 0.25% U. Two uranium processing facilities exist at Mayli-Su, but their exact function is unknown and they have been idle since about 1992.

The area was prospected in the 1940s for oil potential and mapped in detail in 1945-1947. Additional mapping was carried out in 1965 and hydro geological studies were carried out in 1959. Seismic surveys were completed during the period from 1969 to 1972.

Two radioactive anomalies have been defined on the Mayli-Su licence. Seven drill holes totalling 858 m have been drilled by the Kyrgyz Geological Expedition on the Pistamazar anomaly, but dates of the drilling and the results are not available.

RPA was not provided with detailed data or exact locations for the previous work on the property. However it is reported (personal communication) that no exploration has been carried out in recent years over the area of interest.

Kurshab

The area has been mapped at various scales in the 1950s. Regional aeromagnetic surveys were carried out in 1958, and regional gravimetric surveys in 1964. Hydro geological surveys were completed in the early 1980s. Lithogeochemical studies indicated anomalous base metal values, but it is reported that no bedrock occurrences have been found to date. The geological mapping included radiometric measurements, and there are three reported anomalies as described later in this report, but no details on the amount of work carried out on the prospects has been provided.

Kyzylbulak

Geological mapping, hydro geological studies, and regional airborne magnetic surveys have been completed in the area. In 1974 a regional airborne radiometric survey was completed, and it is reported (Karpachev, 2005) that eight showings and seven anomalies were found. Prospecting was carried out on selected uranium showings in the mid 1950s, but the only significant historical resources, dated 1956, were under the Russian classifications. In 1964, 240 m of drilling was carried out on the Chiliast showing, but details were not made available.

Santash

Geological mapping, seismic studies, regional airborne magnetic and radiometric surveys, and gravity studies have been completed in the area. The area was mapped as recently as 1985. Two uranium showings are located in the general Santash area, one of which is located within the licence. The Santash deposit has been trenched and drilled on fences spaced 500 m to 1000 m apart. Out of 20 trenches, three intersected mineralization, and out of 12 holes drilled to 250 m to 300 m, one intersected mineralization. No historic resources are reported.

Kyzyl-Ompul

During the 1960s, airborne magnetic and radiometric surveys were carried out. Additional radiometric surveys were carried out in 1975-78. The magnetic surveys identified syenites and faults containing magnetic sulphides. A number of radiometric anomalies were identified and followed up with prospecting, drilling, and pitting. Work on several of the placer deposits included a considerable amount of drilling and pitting that resulted in the reporting of historical resources under the Russian classification.

Work from 1953 to 1957 on Kok-Moynok, a hydrothermal vein, included trenching, 50,000 m of drilling, and 3,500 m of underground drifting. Drilling was carried out on 50 m centres, with holes from 190 m to 550 m in depth. This deposit is not considered amenable to ISL leaching.

The Kapchigay vein deposit was explored by open-pit mining, surface drilling to 300 m depth, and underground drilling with 100 m drill holes.

Changet

During the 1960s and 1970s, the area was mapped and uranium showings were investigated. Regional airborne magnetic and radiometric surveys were carried out in 1985 and 1986 by the government. Of the four reported uranium anomalies in the area, the Kalma-Kirchik and Kandja showings have been trenched and pitted.

Surentube

During the 1960s and 1970s, the area was mapped and a number of uranium showings were investigated. Regional airborne magnetic and radiometric surveys were carried out in 1985 and 1986 by the government. Uranium mineralization has been identified in the Silurian shales and Cretaceous sediments in six areas. The anomalies have been prospected and trenched. The Changet occurrence has been explored by ground radiometric and radon gas surveys, trenches, pits, and 1,936 m of core drilling completed in 1951. There are no historic resources reported.

Regional Geology

The stratigraphic column for the Fergana Valley shows continuous sedimentation during the early Paleozoic to middle Carboniferous period followed by carbonaceous sediments interbedded with terrigenous sediments during the Devonian to Carboniferous period (Kyrgyz Report - Figure 7.1). Intrusive activity is limited and includes serpentinized peridotite in the Kurshab area and isolated granites and diorites on the Kyzylbulak property.

Jurassic sediments form isolated occurrences and are comprised of red terrigenous sands up to several hundreds of metres thick. The overlying Cretaceous sediments comprised of predominately red sands and clays are more widespread and overlie the Jurassic with an angular unconformity.

The Cenozoic age rocks conformably overlie the Cretaceous sediment and are divided into two groups; Paleogene marine sediments of the Sogdiana and Fergana Series and Late Paleogene continental sediments of the Chagatay Series. The sedimentary hosted uranium mineralization is associated with the Fergana Series.

Property Geology

Mayli-Su

The southern part of the licence is comprised of dissected terrain which exposes gently southerly dipping Neogene sediments on the edges of the valleys (Kyrgyz Report - Figure 7.2). The valley floors and the tops of the questas are underlain by extensive Quaternary deposits which obscure the subcropping sediments. In the northern part of the licence, the Paleogene sediments are exposed in contact with the older basement rocks including Cretaceous Jurassic and Carboniferous sediments.

The Cenozoic rocks are divided into two formations; Paleogene marine sediments comprising the Sogdian and Fergana Series, and Late Paleogene continental rocks of the Chagatay Series.

The Sogdian sandstones contain minor clay and limestone, totalling about 15 m to 35 m in thickness. Overlying these units is the Fergana Series which is divided into lower and upper members totalling 145

m to 210 m in thickness. The lower member comprises three carbonaceous layers composed of limestone and dolomite interbedded with brown-red and greenish-grey sandstone, siltstones, marls, and coarse- to fine-pebble conglomerate totalling 75 m to 90 m in thickness. The carbonaceous rocks are host to the uranium mineralization.

The upper unit consists of sandy-marl rocks which are also known to host uranium mineralization close to the lower contact. Overlying the marls are siliceous clays containing jarosite, green clays, interbedded with red and green sandstone totalling 65 m to 90 m.

The overlying Chagatay series consists of sandstones alternating with clays and pebble conglomerate.

Kurshab

The central part of the licence is underlain by basement rocks including Proterozoic age metamorphosed shales and quartzites which are in turn overlain by metamorphosed Silurian black shales, grey sandstones, siltstones, and limestones area (Kyrgyz Report - Figure 7.3). The Devonian is comprised of up to 450 m of tuffs, and sandstones, overlain by Carboniferous sandstones, limestones, siltstones, and conglomerates totalling up to 1700 m in thickness.

The Cretaceous age rocks surrounding this central core have been divided into a lower and upper unit. The lower unit consists of grey to dark red conglomerates sandstones and reddish-brown clays overlain by clays, sandstones, and siltstones totalling 270 m to 400 m in thickness. The host for the known uranium mineralization occurs about 30 m to 70 m above the lower contact and consists of "blue" horizons comprised of thin bedded light-grey, grey-blue and green-yellow clays, micro-laminated siltstones, and fine-grained sandstones totalling 102 m to 142 m in thickness. The Upper Cretaceous consists of red sandstones, fossiliferous limestones, clays and siltstones totalling from 335 m to 555 m in thickness.

Overlying the Cretaceous in the north part of the property is a thick sequence of Cenozoic limestones, gypsum deposits, sandstones, siltstones, and limestones ranging from 500 m to 900 m in thickness. Quaternary sediments commonly form terraces above the floodplains, and up to 45 m of overburden locally covers the bedrock.

The rocks are gently folded, with dips ranging from 2^{O} to 10°.

Kyzylbulak

The geology of the licence is similar to the Kurshab licence which adjoins it to the west, but the Proterzoic sediments do not outcrop and the southern part of the licence is underlain by the Silurian, Devonian, and Carboniferous rocks as previously described. Overlying the Carboniferous are 1,200 m to 1,600 m of Permian red sandstones, conglomerates, and siltstones with interbedded argillites, bituminous limestones, and felsic volcanic flows and tuffs (Kyrgyz Report - Figure 7.3).

The early Cretaceous rocks described above under the heading "Kurshab" are also host to the known uranium mineralization on the Kyzylbulak licence.

Overlying the Cretaceous in the north part of the property is a thick sequence of Cenozoic limestones, gypsum deposits, sandstones, siltstones, and limestones ranging from 500 m to 900 m in thickness. Quaternary sediments commonly form terraces above the floodplains, and up to 45 m of overburden locally covers the bedrock.

Initial folding of the sediments took place in late Paleozoic and continued during the Neogene resulting in a series of folded structures. Several faults have been mapped with relatively small displacements up to 200 m.

Santash

The oldest sediments exposed in the northern part of the licence are 300 m of Ordovician, conglomerates, and shales intruded by granodiorites and overlain by up to 600 m of Carboniferous limestones, sandstones, and conglomerates (Kyrgyz Report - Figure 7.4). The Cenozoic sediments are extensive and are comprised of up to 3,000 m of siltstones, sandstones, and minor conglomerates overlain by quaternary sediments. The lower Paleogene which host uranium mineralization consists of light to dark brown to red massive sandy siltstones with occasional lenses of gypsum.

The Issyk-Kul basin represents an asymmetric synclinorium, with shallow dips on the north limb, -15° to-25°, and steeper dips on the south limb, -60° to -70°. The steeper dips will limit the mining of any mineralization by the ISL method as shallow depths are preferred.

Kyzyl-Ompul

The central part of the map area consists of the Late Paleozoic intrusives of alaskite granites and syenites (Kyrgyz Report - Figure 7.5). The oldest sediments are the Devonian basal conglomerates and red sandstones up to 2,600 m in thickness, overlain by up to 500 m of greenish-grey and pinkish-grey Cretaceous tuffaceous siltstones interbedded with dark shales. The youngest sediments are over 1,000 m of Cenozoic red siltstones, sandstones, and mudstones which are overlain by pale yellow to brown boulder to pebble conglomerates and sandstones, and later Quaternary sediments.

Changet

The oldest rocks on the property are 250 m of Silurian siltstones and argillites that have a thrust fault as the lower contact (Kyrgyz Report - Figure 7.6). Conformably overlying the Silurian are Devonian limestones, cherts, argillites, amygdaloidal basalts totaling about 900 m in thickness. Undifferentiated Devonian-Carboniferous rocks are comprised of 850 m of cherts, argillites, tuffs, siltstones, limestones, and sandstones. Carboniferous rocks include 1,720 m of limestones, cherts, sandstones, and siltstones. The Permian sequence consists of terrigenous sandstones and siltstones totaling 1,400 m in thickness. Jurassic rocks include basal conglomerates, sandstones, argillites, siltstones, and occasional coal beds.

Cretaceous sediments outcrop in the western part of the area and include up to 1,700 m of conglomerates, red to pink sandstones, clays, carbonaceous clays, sandstones with organic material. The known uranium occurrences are hosted by sandstones in this sequence. The Paleogene and Neogene systems are comprised of 150 m of yellowish-green clays, gypsum deposits, yellow-brown limestones, pinkish-grey sandstones, and soils containing light-grey carbonaceous concretions. Quaternary soils, sand and gravels overlie the previous units.

Surentube

Surentube adjoins Changet. The oldest rocks are basement siltstones and argillites of Silurian age which host some of the uranium occurrences identified on the property (Kyrgyz Report - Figure 7.7). Conformably overlying these rocks are up to 400 m of Devonian cherts and limestones. The Carboniferous is comprised of basalt lavas, breccias, and tuffs up to 250 m thick overlain by 500 m of siltstones, argillites, and sandstones. The Permian consists of terrigenous facies, sandstone, conglomerates, and argillites totalling about 1300 m in thickness. Jurassic sediments overlie the

Paleozoic units with an angular unconformity and include terrigenous facies including siltstones, conglomerates, sandstones, and argillites up to 1,300 m thick.

The Cretaceous sediments that host uranium occurrences underlie a significant area of the property and consist of continental conglomerates and sandstones grading upwards to red, lilac, and purple sandstones, siltstones, and clays interbedded with brown to yellow sandstones and clays up to 1,400 m in thickness. Uranium mineralization is associated with the lower units of calcareous red sandstone and siltstone. The Paleogene to Neogene units including gypsum, limestone, and clays up to 110 m in thickness are overlain by Quaternary sediments of varying thickness.

Mineralization

Information is scarce regarding mineralization and its exact location on the properties as uranium resources were considered top secret during the Soviet era. Significant occurrences are marked on the geology maps and are considered accurate to the scale of the maps.

Mayli-Su

The Pistamazar anomaly is confined to Paleogene sandstones with radioactivity ranging from 0.5 to 1.04 micro seiverts per hour (mkSv/hr). Mineralization occurs as a thin bed in fine-grained sandstone and clay. No grades are reported.

The Chardak Anomaly is hosted by coarse-grained Cretaceous sandstones and exhibits above background radioactivity of up to 2.5 mkSv/hr over a strike length of 700 m.

Kurshab

Uranium mineralization is reported hosted by Cretaceous sediments within the "blue" horizons comprised of bluish-green and bluish-grey thin-laminated calcareous sandstones, siltstones, and clays. Grade is generally low but ranges as high as 0.28% U. The thickness of the mineralized lenses varies from 1 m to 8 m. Uranium minerals include pitchblende, uraninite, carnotite, and turanite (copper vanadium hydroxide.

Kyzlbulak

Seventeen uranium occurrences hosted in early Cretaceous sediments have been reported in the area. Most of the exploration work was carried out in the mid 1950s, and no exploration work on the showings has been reported since 1964. The information suggests that most occurrences are very small and generally low grade. The Chilisay showing occurs in coarse-grained hematized sandstones containing from 0.007% U to 0.4% U. Several lenses, 7 m to 100 m in length and 0.8 m thick occur over a 750 m strike length. Copper and vanadium have been reported associated with the uranium mineralization, and at the Arpa-Tektyr showing grades of 0.6% to 2.96% Cu and 0.08% vanadium are reported.

The Kyzyl-Bulak showing is found in early Cretaceous light-grey sandstones over an area of 400 $m^{2.}$ The grade is reported to be 0.045% U over 1.7 m.

Santash

The Santash deposit is located at elevations of 2,050 to 2,200 m on the northern limb of the Issyk-Kul syncline. Uranium has been identified in greenish-grey to dark grey siltstones and gritstones and is characterized by sporadic layers of mineralization over a kilometre strike length. The three individual

layers range from 0.2 m to 2 m in thickness. The lower two thin layers are hosted by greenish-grey sandstones containing glauconite and Cu carbonates. The uranium grade is very low, averaging 0.007% U. The upper, thicker layer overlies a gypsum bed and consists of greenish-grey siltstones and purple sandstones containing up to 0.01% U, with grab samples of 0.28% U. The sediments dip at -35° to -40°, increasing down dip to -65° where they are displaced by a series of faults.

Kyzyl-Ompul

In addition to the uranium mineralization, there are several copper, lead, and gold veins, as well as molybdenum occurrences in the late Paleozoic intrusives and bismuth mineralization associated with quartz hematite breccias. None of these occurrences are considered significant.

Of the five placer deposits shown in Kyrgyz Report - Figure 7.5, three contain historic resources under the Russian classification.

The Tashbulak placer covers an area of 5.8 km^2 and ranges in thickness from 10 m to 20 m at the edges and up to 180 m in the centre of the deposit. The minerals are distributed unevenly through the deposit and there are three main NE trending channels, 50, 100, and 15 m wide respectively. The principal mineral is uranothorianite with an average grade of 80 g/m^3. The average uranium grade is reported to be 25.9 g/m^3.

The Bakhe placer is 6 km southeast of Tashbulak and covers an area of 5 km^2. The productive horizon overlies sandy clays and ranges in thickness from 5 m to 10 m in the north to 150 m to 200 m in the south (Kyrgyz Report - Figure 9.1). The uranium grade ranges from 3.1 g/m^3 to 19 g/m^3 with an average of 12.7 g/m^3. The thorium grade is reported to range from 6.2 g/m^3 to 48 g/m^3.

The Tunduk placer is located northwest of Tashbulak and covers an area of 2 km^2. The uranothorianite occurs in the Quaternary and Paleogene alluvial sediments as thin layers of heavy metal concentrates. Uranium grades vary from 0.1 g/m^3 to 1,323 g/m^3 with thorium grades of 1.4 g/m^3 to 3,082 g/m^3.

The Kok-Moynok vein occurrence is hosted in pink granosyenite. The main mineralized zone is associated with a low temperature system hosted within a chlorite-sericite zone which ranges from a few cm to 40 m in thickness at a grade ranging from 0.01% U up to 0.18% U. Two smaller occurrences have also been discovered nearby. The main mineral is pitchblende.

There are a number of other vein style uranium occurrences associated with intrusive rocks that are in the 0.03% to 0.08 % U grade range over narrow intervals, generally 3 m or less. The Kapchigay occurrence consists of mineralization confined to a fault zone in Carboniferous sandstones, argillites, and conglomerates. Grades range from 0.02% U to 0.09% U over widths of 0.06 m to 12 m.

Changet

There is no evidence of metallic mineralization in the area, but there are several small manganese showings in Cretaceous rocks. There are four uranium anomalies hosted by Cretaceous bluish-grey sandstones, often associated with coaly layers and oxidized copper, which have been explored by prospecting, radiometric surveys, and trenching. Grades are low, ranging from 0.007% U to 0.036% U over widths of 1 m to 2 m.

Surentube

There are no known mineral occurrences in the area other than a Jurassic coal deposit and the uranium showings discussed below. Uranium mineralization is hosted in both Silurian and Cretaceous sediments. The Silurian occurrences are hosted by black siliceous shales associated with fractures cemented with siliceous material. Carnotite and phosphorite are the dominant minerals. Uranium grade varies from 0.01% U to 0.054% U over narrow intervals, less than 1 m.

Mineralization in the Cretaceous sediments includes the Changet showing which was extensively explored in 1951. The occurrence is on a steep limb of the Changet syncline, hosted by red sandstones, argillites, and siltstones containing carbonaceous material. The mineralization is reported to be up to 3,800 m in length but very narrow, 0.2 m in thickness, with grades of 0.01% U to 0.032% U as reported in drill holes up to 400 m in length.

Exploration

The Corporation has not carried out any exploration on the properties. Its work to date has been confined to data collection and compilation.

Drilling

The Corporation has not carried out any drilling on the properties. Previous limited drilling on some of the properties has been discussed above under the heading "History".

Sampling Method and Approach

The Corporation has not carried out any sampling on the property and previous sampling methods are unknown.

Sample Preparation, Analyses, Security and Protocols

Details on the previous work have not been made available to RPA, and sample preparation and analysis methods are unknown. As previous work was carried out during the Soviet Era, security would have been greater than current western standards for an exploration program. In general, the technical standards of the Russian mining industry meet or exceed western standards.

Data Verification

Time constraints prevented site visits to the properties other than Mayli-Su, but the geology for the five properties in the Fergana Valley and Santash in eastern Kyrgyz Republic is similar and all of them are considered exploration stage properties and are not necessarily material to UrAsia. No independent samples were taken as the mineralization expected in the favourable stratigraphy is several hundred metres below surface and no dumps are available for sampling. RPA has not verified the data contained in the Kyrgyz Report and has relied on previous reports. RPA has no reason to doubt the reported work.

Mineral Resources And Mineral Reserves

There are no mineral resources or reserves on the properties.

Environmental Considerations

RPA noted a number of tailings deposits and dumps in the Mayli-Su area on the western side of the river valley opposite the licence area. It is reported (personnel communication) that radioactive material was imported and disposed of within these tailings area. The areas appeared to have been reclaimed. RPA did not observe any dumps on the Mayli-Su licence.

A Forest Reserve adjoins the Mayli-Su licence on the northeast boundary.

Under the licence agreement, all surface disturbances must be reclaimed. In addition, compensation in the amount of 0.2% of the field costs is paid to the Kyrgyz government.

Interpretation and Conclusions

The Corporation has indirectly acquired seven exploration licences that are considered to have potential for the discovery of uranium deposits. The rocks that underlie the Fergana Valley licences and the Santash licence east of Issyk-Kul Lake contain known uranium occurrences hosted in Cretaceous sediments. They are considered to hold the potential for discovering large scale uranium deposits that would be amenable to in-situ leaching. Previous exploration in the 1950s did not consider the potential in the Kyrgyz Republic, and the Cretaceous basins remain relatively unexplored for these types of deposits.

The uranothorianite placers at Kyzyl-Ompul contain known historical resources that may be amenable to recovery using gravity concentration. The uranium content is considered low, and these deposits are of lower priority at this time.

Recommendations

Under the licensing agreement with the Kyrgyz government, UrAsia Holdings submitted a report on each licence outlining a program and budget for further work. UrAsia Holdings proposes a two stage program of exploration. The initial stage will consist of data compilation geological review, site visits, and sampling where required. It is anticipated that work in the Fergana Valley will be carried out by the southern Kyrgyz Geological Expedition based in Osh and work at Kyzyl-Ompul and Santash will be carried out by the Northern Kyrgyz Geological Expedition.

The first phase program is estimated to cost U.S.$350,000 for all the properties (Table 18).

The second phase program (Table 18) is contingent on positive results from the first phase and will consist of evaluation of known showings and reconnaissance drilling on widely spaced fences designed to discover oxidation fronts in the Cretaceous sandstones at a depth of 100 to 250 m. The initial fences of drill holes should be 6 km to 8 km apart with drill hole spacing 500 m along the fences. Based on recent local drill costs in Kazakhstan, each drill hole would cost about U.S.$10,000 and the total cost is estimated at U.S.$1.5 million.

PRA is of the opinion that the properties are of sufficient merit to warrant the proposed program and budget.

TABLE 18 PROPOSED BUDGET PHASE 1 ($U.S.)		
Phase 1	**Unit Cost**	**Total Cost**
Mayli-Su		
Data compilation	10 man months @ $1,000	$ 10,000
Prospecting, mapping	30 man months @ $1,000	$ 30,000
Field expenses, supplies		$ 5,000
Assays	250 @ $20	$ 5,000
Kurshab, Kyzylbulak		
Data compilation	20 man months @ $1,000	$ 20,000
Prospecting, mapping	60 man months @ $1,000	$ 60,000
Field expenses, supplies		$ 10,000
Assays	500 @ $20	$ 10,000
Changet, Surentube		
Data compilation	20 man months @ $1,000	$ 20,000
Prospecting, mapping	60 man months @ $1,000	$ 60,000
Field expenses, supplies		$ 10,000
Assays	500 @ $20	$ 10,000
Santash		
Data compilation	10 man months @ $1,000	$ 10,000
Prospecting, mapping	30 man months @ $1,000	$ 30,000
Field expenses, supplies		$ 5,000
Assays	250 @ $20	$ 5,000
Kyzyl-Ompul		
Data compilation	10 man months @ $1,000	$ 10,000
Mapping, sampling	20 man months @ $1;000	$ 20,000
Field expenses, supplies		$ 5,000
Bulk samples		$ 10,000
Assays	1,000 @ $20	$ 5,000
TOTAL		**$ 350,000**

TABLE 19 PROPOSED BUDGET PHASE 2 ($U.S.)		
Phase 2	**Unit Cost**	**Total Cost**
Fergana Valley		
Geology	60 man months @ $1,000	$ 60,000
Expenses	50 man months @ $1,000	$ 50,000
Drilling	20,000 m. 80 holes @ $10,000	$ 800,000
Samples	2,000 @ $20	$ 40,000
Geophysical Logging	85 holes @ $500	$ 42,500
Supplies		$ 7,500
Subtotal		**$ 1,000,000**
Santash		
Geology	6 man months @ $1,000	$ 6,000
Expenses	4 man months @ $1,000	$ 4,000
Drilling	5,000 m. 10 holes @ $10,000	$ 100,000
Samples	2,000 @ $20	$ 40,000
Geophysical Logging	10 holes @ $500	$ 5,000
Supplies		$ 5,000
Subtotal		**$ 160,000**
Kyzl-Ompul		
Geology	6 man months @ $1,000	$ 6,000
Expenses	4 man months @ $1,000	$ 4,000
Diamond Drilling	3,000 m. 15 holes @ $10,000	$ 150,000
Churn Drilling	4 holes, 60m	$ 15,000
Samples	300 @ $20	$ 6,000
Geophysical Logging	15 holes @ $500	$ 6,500
Supplies		$ 2,500
Subtotal		**$ 190,000**
Contingency		$ 150,000
TOTAL		**$ 1,500,000**

ITEM 4. DIVIDENDS

No dividends on the Common Shares have been paid by the Corporation. Management anticipates that the Corporation will retain all future earnings and other cash resources for the future operation and development of its business. The Corporation does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Corporation's board of directors after taking into account many factors including the Corporation's operating results, financial condition and current and anticipated cash needs.

ITEM 5. DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares of which 480,240,704 Common Shares are issued as of the date hereof. No preferred shares have been issued. The holders of the Common Shares of the Corporation will be entitled to one vote for each share held, and will be entitled to dividends if and as when declared by the board of directors. Holders of the Common Shares of the Corporation will be entitled, on liquidation, to receive such assets of the Corporation as are distributed to the holders of the Common Shares of the Corporation.

ITEM 6. MARKET FOR SECURITIES

The following table sets out the high and low daily closing prices and the volumes of trading of the Corporation's Common Shares on the Exchange for the periods indicated, as reported by the Exchange.

	Price Range		**Trading Volume**
	High ($)	Low ($)	
December 1 to 20, 2006	5.09	3.81	42,020,600
November 2006	3.98	2.95	38,607,500
October 2006	3.21	2.30	39,034,855
September 2006	3.09	2.41	14,139,551
August 2006	2.95	2.53	10,280,875
July 2006	3.02	2.45	10,488,800
June 2006	3.00	1.95	13,343,942
May 2006	3.57	2.54	41,074,998
April 2006	4.01	3.00	30,652,816
March 2006	3.30	2.73	46,859,022
February 2006	3.04	2.38	48,397,725
January 2006	3.16	2.14	57,977,977
December 2005	2.24	1.60	34,394,687
November 2005 (1)	1.74	1.45	37,868,687
October 2005 (1)	Nil	Nil	Nil
September 2005 (1)(2)	0.72	0.60	8,600
August 2005(2)	0.70	0.49	44,750

(1) The Corporation's Common Shares were halted from trading on the Exchange effective September 14, 2005 pending completion of the merger between Signature Acquisition and UrAsia BVI and were reinstated for trading on November 8, 2005.

(2) The Corporation completed a share consolidation on a two new shares for one old share basis on November 7, 2005. These figures are all post-consolidation.

ITEM 7. ESCROWED SECURITIES

Pursuant to various agreements dated June 15, 2005, 34,500,000 Common Shares of the Corporation are held in pool. Of these Common Shares, 8,625,000 shares will be released from pool on each of May 7, 2007; November 7, 2007; May 7, 2008 and November 7, 2008.

ITEM 8. DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holdings

The following are the names and municipalities of residence of the directors and officers of the Corporation, the positions and offices they hold with the Corporation and their principal occupations. Each director will hold office until the next annual general meeting of the Corporation unless his office is earlier vacated in accordance with the *Business Corporations Act* (British Columbia) and the Articles of the Corporation.

Name, Age and Municipality of Residence	Position Held	Principal Occupation and Positions During the Last Five Years
Ian Telfer W. Vancouver, British Columbia	Non-Executive Chairman and Director,	Chairman of Goldcorp Inc.; Prior thereto Chairman and CEO of Wheaton River Minerals Ltd.;
Phillip Shirvington San Francisco, California	President, CEO and Director	CEO of UrAsia since May, 2005; Managing Director of Beacon Star Pty Ltd. since 2000;
Gordon Keep Vancouver, British Columbia	Senior Vice President and Corporate Secretary	Managing Director, Corporate Finance of Endeavour Financial since January 2001;
Robin Merrifield N. Vancouver, British Columbia	Senior Vice President and Chief Financial Officer	Joined UrAsia in April 2006; Mr. Merrifield was formerly Vice President of Finance for Kumtor Operating Company for the period 1997 – 2001 and previously Controller for Cameco.
Frank Giustra W. Vancouver, British Columbia	Director	Chairman of Endeavour Financial since January 2001;
Robert Cross W. Vancouver, British Columbia	Director	Non Executive Chairman of Bankers Petroleum Ltd. since June 2004 and Northern Orion Resources Inc. since July 2002; prior thereto Managing Director of Vencourt Capital Inc.
Douglas Holtby W. Vancouver, British Columbia	Director	Vice Chairman of Goldcorp Inc. and President and CEO of Arbutus Road Investments Inc. and MKC Capital Inc.; prior thereto a private investor and former director of Wheaton River.

Name, Age and Municipality of Residence	Position Held	Principal Occupation and Positions During the Last Five Years
Dr. Massimo Carello London, England	Director	Non-executive director of Anker PLC from 2004 - August 2005; prior thereto Chairman and CEO of Diners Club U.K. Ltd. from 2001 – 2004; prior thereto Chairman and CEO of Fiat U.K. Ltd. from 1990 to 2001.
Dr. Sally Eyre Vancouver, British Columbia	Vice President Corporate Affairs	Vice President Corporate Affairs of the Corporation since November 2005; President, CEO and Director of TLC Ventures Corp. March 2004 – October 2005; Vice President Corporate Affairs of Southernera Resources Ltd. May 2002 – March 2004; Manager Corporate Communications of Manhatten Minerals Corp. Sept 2001 – April 2002; Manager Corporate Development of Southern Rio Resources Ltd. May 2000 – September 2001.
Vitaly Melnikov Vancouver, British Columbia	Vice President Finance and Administration	Vice-President Finance of the Corporation since January 2006; Financial Manager of PetroKazakhstan Inc. 2002 – Sept 2005; Chief Operations Accountant and Financial Superintendent of Kumtor Operating Company 1997 - 2002
Susan Speight Castle Rock, Colorado	Vice President Marketing and Sales	Vice President Marketing and Sales of the Corporation since May 2006; Vice President Marketing and Sales of Nuclear Fuels Corporation August 2000 – April 2006; Director North American Sales for the United States Enrichment Corporation January 1999 – July 2000; Manager Marketing for ConverDyn August 1996 – December 1998

The members of the Corporation's Audit Committee are Messrs. Holtby, Cross and Carello.

The members of the Corporation's Corporate Governance and Nominating Committee are Messrs. Telfer, Giustra and Holtby.

The members of the Corporation's Compensation Committee are Messrs. Giustra, Telfer and Cross.

The directors and officers of the Corporation, as a group, own, directly or indirectly, 11,058,167 Common Shares of the Corporation, representing approximately 2.3% of the total issued and outstanding Common Shares of the Corporation.

Directors and Officers

The following sets forth particulars on the directors and officers of the Corporation, including the positions they hold with the Corporation, their responsibilities with the Corporation. Mr. Phillip Shirvington, Mr. Robin Merrifield, Dr. Sally Eyre, Mr. Vitaly Melnikov and Mrs. Susan Speight will be devoting 100% of their time to the Corporation. The other directors and officers will devote their time on an as needed basis.

Mr. Ian Telfer has served as a director of the Corporation since November 7, 2005. He is currently Chairman of Goldcorp, and was formerly President and CEO of Goldcorp.; and formerly Chairman and CEO of Wheaton River Minerals from 2001 until its merger with Goldcorp in 2005. Mr. Telfer has over 20 years experience in the mining industry. As a founding director of TVX Gold, he served as its President and CEO during the first 10 years and also held positions as a director of Lihir Gold and President and CEO of Vengold.

Mr. Phillip Shirvington became CEO of the Corporation on May 5, 2005. He was the Managing Director of Energy Resources of Australia Ltd., the third largest uranium mining company in the world, for a period of six years commencing in 1994. Mr. Shirvington later became a consultant to the mining and energy industry in which he has over 20 years experience. Earlier in his career he was a nuclear scientist and First Secretary Atomic Energy at the Australian Embassy in Washington, D.C.

Mr. Gordon Keep serves as Senior Vice President and Secretary of the corporation. He is Managing Director, Corporate Finance, of Endeavour Financial. Mr. Keep is a former Senior Vice President of Lions Gate Entertainment Corp. and former Vice President of Corporate Finance of Yorkton Securities Inc.

Robin Merrifield joined the Corporation in April 2006. Mr. Merrifield is a Chartered Accountant; he obtained his professional designation while working for Deloitte and Touche LLP in South Africa. Mr. Merrifield has previouosly held the position of Controller for Cameco, as well as the position of Vice President Finance for Cameco's Kumtor Operating Company. During his tenure with Kumtor Operating Company, Mr. Merrifield was a permanent resident in the Kyrgyz Republic.

Mr. Frank Giustra has been a director of the Corporation since October, 2005. He has been Chairman of Endeavour Financial since 2001. In 1990, he became President of Yorkton Securities Inc. and in early 1995 was appointed Chairman and CEO. In 1997, he founded Lions Gate Entertainment Corp., a New York Stock Exchange listed company. He served as Chairman of Lions Gate Entertainment Corp. from 1997 until May 2003.

Mr. Robert Cross has been a director of the Corporation since October, 2005. He has more than 15 years experience in the international resource equity markets. Mr. Cross has been Chairman of Northern Orion Resources Inc. since 2001 and is Chairman of Bankers Petroleum Ltd. From 1987 to 1994 Mr. Cross was a Partner of Gordon Capital Corporation and from 1996 to 1998 he was Chairman and CEO of Yorkton Securities.

Mr. Douglas Holtby has been a director of the Corporation since November, 2005. He is currently the Vice Chairman of Goldcorp Inc., and is the President and CEO of two private investment companies, Arbutus Road and MKC Capital. Mr. Holtby was formerly a Director of Wheaton River and former President, CEO and Director of WIC Western International Communications Ltd., as well as Trustee/Director for CanWest Communications, ROB.TV and CKVU.

Dr. Massimo Carello has been a director of the Corporation since November, 2005. He has over 30 years of international senior management and board level experience. Dr. Carello has been a former Chairman and CEO of Fiat UK (1990 – 2001) and Diners Club UK (2001 – 2004) and was a former Vice President of the Italian Chamber of Commerce in London. Currently he is an International Adviser to Aksia Group Spa.

Dr. Sally Eyre holds a B.Sc. (Hons) degree in Geology from Kingston University, England and was awarded her Ph.D. (Economic Geology) from the Royal School of Mines, Imperial College, London, in 1998. Dr. Eyre joined UrAsia Energy Ltd. in November, 2005 as Vice President Corporate Affairs. She has held executive poisitons with a number of mineral exploration and mining development companies, including most recently, TLC Ventures Corp., where she was appointed President and Chief Executive Officer and Director; and of Southernera Resources Ltd., where she held the position of Vice President Corporate Affairs and was a member of the Company's Executive Committee. Dr. Eyre is a member of the Society of Economic Geologists, the Institute of Mining and Metallurgy and the National Association of Corporate Directors.

Mr. Vitaly Melnikov joined the Corporation in January, 2006 as Vice President Finance. Prior to that, Mr. Melnikov held financial management positions with a number of large international companies operating in Kazakhstan, Kyrgyzstan, Russia and Canada. These included most recently, PetroKazahkstan Inc. (formerly Hurricane Hydrocarbons) an integrated international oil and gas company with major operations in Kazakhstan and Kumtor Operating Company, a company with an operating gold mine in Kyrgyzstan as well as an active exploration program. Mr. Melnikov holds university degrees (B.Sc and M.Sc) in Economics from SibSUTI, Russia and an M.B.A. degree from American University in Central Asia. Mr. Melnikov is also a Certified Public Accountant (USA).

Mrs. Susan Speight joined the Corporation in May, 2006 as Vice President, Marketing and Sales. She has 24 years' experience in the nuclear fuel industry. Prior to joining the Company, Mrs. Speight held the position of Vice President, Marketing and Sales for Nuclear Fuels Company, an affiliate of General Atomics, where she managed the international marketing of uranium concentrates. Mrs. Speight also held the position of Director, North American Sales for the United States Enrichment Company and has held executive positions with ConverDyn and Progress Energy. Mrs. Speight is the Vice Chair of the World Nuclear Fuel Market, Board of Governors.

8.2 Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Ian Telfer was a Vice Chairman of itemus Inc. when it made an assignment in bankruptcy on July 31, 2001. Bob Cross joined the board of Livent Inc. ("Livent") in June 1992. In connection with management changes brought about by a U.S. based investment group, accounting irregularities were subsequently uncovered and Livent declared bankruptcy in late 1998. Thereafter, class action suits were filed against Livent and its directors. Mr. Cross was named in one suit which was subsequently dismissed, and he is currently not involved in any legal actions in connection with these proceedings.

During the ten years preceding the date of this Annual Information Form, no other director or officer of the Corporation or a securityholder who holds a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has, to the knowledge of the Corporation, been a director, officer or promoter of any person or company that, while such individual was acting in that capacity:

(i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

During the ten year period preceding the date of this Annual Information Form, no director or officer of the Corporation or a securityholder who holds a sufficient number of securities of the Corporation to affect materially the control of the Corporation has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

8.3 Conflicts of Interest

The directors and officers of the Corporation are directors and officers of other corporations. Conflicts may arise between their duties to the Corporation and their duties to such other corporations. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation.

ITEM 9 LEGAL PROCEEDINGS

The Corporation is not a party to any legal proceedings nor are any such proceedings contemplated.

ITEM 10 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Transaction success fees totalling U.S.$4.2 million were paid to Endeavour Financial International Corporation ("Endeavour") and are included in the costs of mineral properties, plant and equipment as part of the cost of acquiring Betpak and Kyzylkum. Endeavour was also paid a financing fee of US$1.2 million in relation to an underwritten public offering of 56,436,250 common shares of the Company in February, 2006. Mr. Frank Giustra, a director of the Corporation, is the Chairman of Endeavour;. Mr. Gordon Keep is the Managing Director, Corporate Finance of Endeavour and a Senior Vice President and Corporate Secretary of the Corporation; Mr. Bill Koutsouras, a director and officer of UrAsia Holdings Ltd., is the Chief Financial Officer of Endeavour.

ITEM 11 TRANSFER AGENT AND REGISTRAR

The Registrar and Transfer Agent for the Corporation's Common Shares is Pacific Corporate Trust Company of Canada of 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9.

ITEM 12 MATERIAL CONTRACTS

The following is a list of all contracts which the Corporation or its subsidiaries and limited partnership interests are a party to, and which currently can reasonably be regarded as material to a securityholder of the Corporation:

1. UrAsia BVI Acquisition Agreement dated September 13, 2005 between UrAsia BVI and the Corporation. Refer to Item 2.1.

2. Mandate Agreement dated June 1, 2005, as amended November 7, 2005 between UrAsia BVI (now UrAsia Holdings) and Endeavour Financial International Corporaton ("Endeavour") Pursuant to this Agreement, UrAsia Holdings has retained Endeavour to provide financial advisory services. In consideration for those services, Endeavour is entitled to be paid a fee of US$10,000 per month. Endeavour is also entitled to a success fee of 2% on completion of certain transactions by UrAsia Holdings or the Corporation including mergers, debt financings, business combinations, acquisitions of assets and divestitures of assets and a success fee of 1% on equity financings. Endeavour was also granted options to purchase up to 450,000 Common Shares of the Corporation at a price of $1.80 per share exercisable on or before November 7, 2015. Mr. Gordon Keep, Senior Vice President and Corporate Secretary of the Corporation is the Managing Director, Corporate Finance of Endeavour; Mr. Frank Guistra, a director of the Corporation, is the Chairman of Endeavour and Mr. Bill Koutsouras, a director and officer of UrAsia Holdings Ltd., is the Chief Financial Officer of Endeavour.

3. Agency Agreement dated November 1, 2005 between UrAsia BVI, Canaccord International Ltd., BMO Nesbitt Burns Inc. and GMP Securities Limited. Pursuant to this Agreement, Canaccord International Ltd., BMO Nesbitt Burns Inc. and GMP Securities Limited agreed to act as agents under a private placement of 280,000,000 subscription receipts of UrAsia BVI at a price of $1.80 per subscription receipt in consideration for a fee of 5% of the gross proceeds of the Offering.

4. Various Pooling Agreements dated June 15, 2005 between UrAsia and certain of its Shareholders. Refer to Item 7.

5. Canaccord Financial Advisory Agreement dated October 4, 2005 between UrAsia BVI (now UrAsia Holdings) and Canaccord. Pursuant to this agreement, UrAsia BVI agreed to pay Canaccord International a financial advisory fee of US$2,125,000 for services rendered in connection with the Kharassan Acquisition and the Akdala and South Inkai Acquisition.

6. Kharassan Contract dated July 8, 2005, as amended September 15, 2005 between Kyzylkum and the MEMR. Refer to Item 2.1.

7. Kyzylkum Foundation Agreement dated September 2, 2005 between UrAsia London, Kazatomprom and Ulbinsky. Refer to Item 2.1.

8. Akdala Contract dated March 28, 2001 as amended May 23, 2002, June 7, 2004 and April 25, 2005 between Betpak Dala and the MEMR. Refer to Item 2.1.

9. Betpak Dala Foundation Agreement dated February 20, 2004 between Astana and Kazatomprom. Refer to Item 2.1.

10. South Inkai Contract dated July 8, 2005 as amended September 15, 2005 between Betpak Dala and MEMR. Refer to Item 2.1.

11. Akdala and South Inkai Acquisition Agreement dated November 7, 2005 between UrAsia BVI, Widley, Astana and Deanco. Refer to Item 2.1.

12. Astana Pledge Agreement dated November 7, 2005, between Astana and Widley. Refer to Item. 2.1.

13. Deanco Share Pledge Agreement dated November 7, 2005 between UrAsia BVI (now UrAsia Holdings) and Widley. Refer to Item 2.1.

14. Uranium Pledge Agreement dated November 7, 2005 between Betpak Dala and Widley. Refer to Item 2.1.

15. Underwriting Agerement dated February 6, 2006 between the Corporation, Canaccord Adams Limited, GMP Securities Limited, BMO Nesbitt Burns Inc. (the "Underwriters") and Canaccord Capital Corporation pursuant to which the Underwriters agreed to act as Underwriters, on a "bought deal" basis, for a short form prospectus offering of 39,225,000 Common Shares at a price of $2.55 per Common Share (the "Offering Price"). The Underwriters were also granted an option (the "Underwriters' Option") entitling them to purchase up to 9,850,000 Common Shares at the Offering Price exercisable up to twenty-four hours prior to filing of the final prospectus. The Underwriters were also granted an option (the "Greenshoe Option") entitling them to purchase up to 7,361,250 Common Shares at the Offering Price expiring 45 days from closing of the offering. In consideration for their services the Underwriters are entitled to a fee of 5% of the proceeds of the offering (including any Common Shares issuable on exercise of the Underwriters' Option and the Greenshoe Option). Endeavour Financial International Corporation received a fee of 1% of the proceeds of the offering (including any Common Shares issued on exercise of the Underwriters' Option and the Greenshoe Option).

16. Pursuant to the Nominated Adviser and Broker Agreement dated 21 August 2006, between the Company, Canaccord Adams Limited ("Canaccord Adams") and the Directors of the Corporation, Canaccord Adams has agreed to act as nominated adviser and broker to the Corporation as required by the Rules of the Alternative Investment Market of the London Stock Exchange by providing general advice to the Corporation and the Directors of the Corporation as required to ensure compliance with these rules. In consideration for these services, Canaccord Adams will receive an annual fee of £50,000 plus reimbursement of all costs, charges and expenses reasonably and properly incurred in connection therewith. The agreement contains customary warranties, undertakings and indemnities given by the Directors of the Corporation and/or the Corporation in favour of Canaccord Adams. The agreement is for an initial period of twelve months, continuing thereafter unless and until terminated by either party on not less than three months' prior written notice.

ITEM 13 INTERESTS OF EXPERTS

Thomas Poole P.E. and C. Stewart Wallis P.Geo. of Scott Wilson RPA prepared the Akdala Report, the South Inkai Report and the Kharassan Report and C. Stewart Wallis P.Geo. prepared the Kyrgyz Report. To the Corporation's knowledge, none of the foregoing persons or companies is the registered or beneficial owner, directly or indirectly, of an interest in any securities or property of the Corporation or its associates and affiliates.

ITEM 14 ADDITIONAL INFORMATION

Additional information concerning the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Corporation's website at www.urasiaenergy.com or on request without charge from the Corporate Secretary of the Corporation, Suite 3123, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 (Telephone (604) 609-5130.

Additional information, including information as to directors and officers remuneration and indebtedness, principal holders of the Corporation's securities and options to purchase securities under equity compensation plans is contained in the Management Information Circular of the Corporation provided for the Annual Meeting of shareholders of the Corporation held on October 25, 2005. Additional financial information is provided in the Corporation's Financial Statements and the Management's Discussion and Analysis for the year ended July 31, 2006. Copies of such documents may be obtained in the manner set forth above.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario, M5H 2Y2

Item 2 - Date of Material Change:

June 3, 2007

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated via Canadian Newswire on June 4, 2007.

Item 4 – Summary of Material Change:

sxr Uranium One Inc. ("**Uranium One**") and Energy Metals Corporation ("**EMC**") have signed a definitive agreement whereby Uranium One will acquire all of the shares of EMC under a statutory plan of arrangement.

EMC shareholders will receive 1.15 common shares of Uranium One for each issued share of EMC, representing a value of C$19.12 per share based upon the closing price of Uranium One on the TSX on June 1, 2007. This represents a 28% premium to the 20 day volume weighted average trading prices of Uranium One's and EMC's shares on the TSX for the period ending May 17, 2007, the day before EMC announced that it had entered into exclusive negotiations with respect to a potential sale of the company.

The transactions contemplated by the agreement have been unanimously approved by the Boards of Directors of each of Uranium One and EMC. A notice of meeting, management information circular and related materials will be mailed to EMC shareholders and option holders as soon as practicable. Closing of the transaction will require approval by a two-thirds majority of holders of EMC common shares and options, voting together, as well as applicable regulatory approvals. The EMC meeting to be held to obtain these approvals is expected to take place in late July 2007. Assuming timely receipt of all applicable regulatory approvals, closing of the transaction is expected to occur shortly thereafter.

The Board of Directors of EMC has determined that this transaction is in the best interests of EMC shareholders. GMP Securities LP has provided an opinion to the directors of EMC that the consideration offered pursuant to the transaction is fair, from a financial point of view, to the common shareholders of EMC.

EMC has agreed to pay a break fee to Uranium One of C$55 million. EMC has also provided Uranium One with certain other customary rights, including a right to match competing offers.

In addition to customary conditions, Uranium One has a due diligence out in its favour related to title to EMC's material properties ending June 25, 2007.

Senior officers and directors of EMC have agreed to vote their common shares and options, representing 5% of EMC's basic shares outstanding, in favour of the transaction.

In accordance with the terms of its outstanding warrants, EMC has notified holders of such warrants that they are required to exercise those warrants prior to July 6, 2007.

Item 5 – Full Description of Material Change:

See attached Schedule "A" containing the news release dated June 4, 2007.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7 - Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8 – Executive Officer:

The following senior officer of the Company is knowledgeable about the material change:

Chris Sattler, Vice President, Investor Relations
Tel: 1-416-350-3657

Item 9 – Date of Report:

June 8, 2007

Schedule "A"

sxr Uranium One Inc.	**Energy Metals Corporation**
390 Bay Street, Suite 1610	Suite 1238, 200 Granville Street
Toronto, Ontario M5H 2Y2	Vancouver, British Columbia V6C 1S4

Trading Symbols: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)
EMC – Toronto Stock Exchange; EMU – NYSE Arca

NEWS RELEASE

June 4, 2007

Uranium One Announces Definitive Agreement to Acquire Energy Metals Corporation

Toronto, Ontario; Vancouver, British Columbia; Johannesburg, South Africa – sxr Uranium One Inc. ("Uranium One") and Energy Metals Corporation ("EMC") are pleased to announce that the two companies have signed a definitive agreement whereby Uranium One will acquire all of the shares of EMC. The acquisition will dramatically enhance Uranium One's asset portfolio in the United States and solidify the new Uranium One's ability to build a leading U.S. uranium producer.

Under the terms of the agreement, EMC shareholders will receive 1.15 common shares of Uranium One for each issued share of EMC, representing a value of C$19.12 per share based upon the closing price of Uranium One on the TSX on June 1, 2007. This represents a 28% premium to the 20 day volume weighted average trading prices of Uranium One's and EMC's shares on the TSX for the period ending May 17, 2007, the day before EMC announced that it had entered into exclusive negotiations with respect to a potential sale of the company.

The acquisition of EMC is consistent with Uranium One's value-accretive external growth strategy and will consolidate Uranium One's position in the United States. On a pro forma basis, Uranium One will have:

- a fully diluted market capitalization of US$7.8 billion and improved liquidity
- a strong balance sheet with a combined cash balance of US$678 million (includes proceeds from in the money warrants and options)
- a balanced and geographically diversified portfolio of reserves and resources
- the second largest uranium reserve and resource base in the world in terms of publicly traded, pure play uranium companies
- two producing mines and a pipeline of nine projects with the potential to deliver year-on-year growth in production out to 2013
- a low cost production base with 70% of production from in situ recovery (ISR)
- a combined uranium sales contract book that is unhedged and provides investors with significant exposure to any further uranium price increases
- the most comprehensive ISR and conventional mining team with the capacity to deliver on the combined company's production growth profile

Commenting on the proposed acquisition, Neal Froneman, Uranium One President and CEO said:

"With our solid position in Kazakhstan and South Africa, the acquisition of EMC fits in perfectly with our stated strategy of value-accretive external growth and our focus on growth in the United States. The combination of Uranium One and EMC will create a powerhouse in the United States uranium sector with the potential to become the domestic supplier of choice for U.S. utilities. Our combined portfolio of assets will be geographically diversified, with assets in the world's top five uranium jurisdictions. The existing conventional mining and ISR expertise within Uranium One, coupled with the excellent technical team that EMC has built over the past several years will result in one of the industry's leading technical teams, with the necessary expertise to deliver on development and growth opportunities in the United States."

Paul Matysek, President and CEO of EMC added:

"The transaction provides our shareholders immediate exposure to uranium production and cash flow, while at the same time creating new avenues for growth. The addition of Uranium One's technical team will augment our elite ISR staff and provide us with the ability to develop our U.S. conventional uranium assets, which are incremental to our current growth strategy. The new Uranium One's significant resource base, strong balance sheet and proven management team will ensure that the company becomes one of the world's leading diversified uranium producers. My colleagues and I at EMC look forward to continuing to play an important role in what I believe to be the fastest growing and most dynamic uranium company in the world."

Summary of the Transaction

The business combination of Uranium One and EMC is expected to be completed by way of a statutory plan of arrangement under the *Business Corporations Act* (British Columbia). After completion of the transaction, it is expected that current Uranium One shareholders will own approximately 79% of the combined company and current EMC shareholders will own approximately 21%.

The combination has been unanimously approved by the Boards of Directors of each of Uranium One and EMC. A notice of meeting, management information circular and related materials will be mailed to EMC shareholders and option holders as soon as practicable. Closing of the transaction will require approval by a two-thirds majority of holders of EMC common shares and option holders, voting together, as well as applicable regulatory approvals. The EMC shareholder vote is expected to take place in late July 2007, and assuming timely receipt of all applicable regulatory approvals, closing of the transaction is expected to occur shortly thereafter.

The Board of Directors of EMC has determined that this transaction is in the best interests of EMC shareholders. GMP Securities LP has provided an opinion to the Board of Directors of EMC that the consideration offered pursuant to the transaction is fair, from a financial point of view, to the common shareholders of EMC.

EMC has agreed to pay a break fee to Uranium One of C$55 million. EMC has also provided Uranium One with certain other customary rights, including a right to match competing offers.

In addition to customary conditions, Uranium One has a 21-day due diligence out in its favour related to title to EMC's material properties ending June 25, 2007.

Senior officers and directors of EMC have agreed to vote in favour of the transaction, representing 5% of EMC's basic shares outstanding.

Management Team and Board of Directors

Upon completion of the acquisition, EMC Chairman William M. Sheriff will be appointed to the board of directors of Uranium One. Subject to Uranium One shareholder approval to increase the number of directors, EMC will be entitled to nominate a second non-Canadian representative to the board of directors of Uranium One.

In addition, upon completion of the acquisition, Paul Matysek will continue to lead the EMC team and grow Uranium One's business in the United States as Executive Vice President, Americas for Uranium One. William Lupien, a non-executive director of EMC, will be appointed to the board of directors of Aflease Gold.

Advisors and Counsel

Uranium One's exclusive financial advisor is BMO Capital Markets and its legal counsel is Fasken Martineau DuMoulin LLP in Canada and Dorsey & Whitney LLP in the United States. EMC's exclusive financial advisors are GMP Securities LP and its legal counsel is Stikeman Elliott LLP.

Conference Call and Webcast

A conference call will be held on Monday, June 4 2007 at 11:00 AM Eastern time to discuss the proposed transaction. A copy of the presentation will be made available on www.uranium1.com prior to the call.

Via Telephone:

The local dial-in number will be 416-340-2217. The North American toll free dial-in will be 1-866-696-5910. International participants must dial their international access code followed by 800-8989-6336. The passcode for the live call is 3225581 followed by the number sign.

A replay of the conference call will be available for one week at 416-695-5800 (local) or 1-800-408-3053 (North America toll free). The passcode for the replay is 3225581 followed by the number sign.

Via Webcast:

A live audio webcast of the call will be available at http://events.startcast.com/events/50/B0002

Key Assets of Energy Metals Corporation

EMC is a Canadian-based uranium company focused on growth in the United States. The company has embarked upon a growth strategy seeking to commence production from its assets in Texas and Wyoming and has amassed a large portfolio of U.S. uranium resources located throughout the western United States as outlined at the end of this press release.

Uranium One has projected annual production from EMC's asset base in the United States of 8 to 10 million pounds by 2013 from six production centres. The key attributes of EMC include:

- A significant U.S. resource base within a portfolio of advanced uranium projects:
    - Attributable measured resources of 10.7 million pounds U_3O_8
    - Attributable indicated resources of 49.7 million pounds U_3O_8
    - Attributable inferred resources of 7.3 million pounds U_3O_8
    - Attributable historical resources of 196.1 million pounds U_3O_8

  - Significant potential to improve the confidence of existing resources and to expand resources through additional drilling
- The Hobson ISR processing facility, located in Texas, which is currently undergoing refurbishment and an expansion in nameplate yellowcake capacity to approximately 1 million pounds U_3O_8 per year
- Advanced ISR projects with several prospective conventional mining assets
- Near-term ISR production visible assets:
  - Advanced stage projects with expected first production from the Hobson facility in 2008
  - In addition, in Uranium One's view, projected production from Wyoming by 2010
- Potential synergies between Uranium One's Shootaring Mill and EMC's projects in Utah:
  - Three EMC properties within close proximity of the mill containing 2.1 million pounds U_3O_8 of indicated resources at Velvet and 8.8 million pounds U_3O_8 of historical resources

The key NI 43-101 compliant assets of EMC are described below.

South Texas Mining Venture

The South Texas Mining Venture ("STMV") holds EMC's interests in the Hobson ISR processing facility and the La Palangana property located on the South Texas Uranium Belt. EMC owns 99% of STMV and 1% is held by Everest Exploration Inc. The La Palangana wellfield is being prepared as a projected satellite ISR deposit to the Hobson Plant. The Hobson plant is currently being refurbished to make use of modern processing technology, as well as doubling annual throughput capacity to approximately 1 million pounds U_3O_8.

The Hobson plant is located in Karnes County in southern Texas, approximately 80 kilometres southeast of San Antonio. The plant was constructed by Everest Exploration in 1978 and commenced commercial production of U_3O_8 in 1979 at a rate of 250,000 pounds per year from the adjacent Moczygemba ISR deposit. As production from Moczygemba decreased, the Hobson facility was modified to enable it to accept feed in the form of loaded ion exchange resin from satellite deposits. Nameplate capacity was increased to 500,000 pounds U_3O_8 in 1984, with peak production of 600,000 pounds of U_3O_8 achieved in 1986. The Hobson facility was placed on care and maintenance from 1988 due to depressed uranium prices at that time.

The La Palangana deposit is located approximately 160 kilometres south of the Hobson processing facility and consists of two leases covering a total of 2,500 hectares. An inferred resource of 1.9 million tons grading 0.15% U_3O_8 containing 5.7 million pounds has been estimated at La Palangana with the potential to increase this resource base through additional drilling at the property (a technical report on the Palangana and Hobson Uranium In-Situ Leach Project located in Duval and Karnes Counties, Texas was prepared for Standard Uranium Inc, by Robert E. Blackstone, P.G. on November 10, 2005). A confirmatory drill program is underway with six drill rigs at the project. As of April 2, 2007 a total of 474 holes have been drilled since July 2006 totalling 188,619 feet.

CCC Group Inc. of San Antonio has been awarded the construction contract for new and renovated facilities at Hobson. Mobilization and site specific safety training for their crews has commenced. All baseline water quality wells are now installed at La Palangana and water quality sampling of these wells is ongoing.

Wyoming

EMC controls approximately 240,000 acres of uranium claims and leases in the state of Wyoming located in the Great Divide, Powder River and Shirley Basins:

- Over 60% of the Great Divide Basin's uranium deposits are amenable to ISR mining methods
- 10 advanced stage project areas with historical resources within the Great Divide Basin
- 3 advanced stage project areas with historical resources in the Powder River Basin
- 2 projects in the Shirley Basin

Great Divide Basin

The Red Rim property comprises 405 hectares and is located in the southeast portion of the Great Divide Basin, in Carbon County, 32 kilometres southwest of Rawlins. In 1981, Union Carbide conducted an exploration program on the property. Economic studies carried out at that time were conceptual and were based on conventional underground mining techniques. Uranium mineralization on the property is located in the lowest sandstone unit of the Fort Union Formation, bounded by a shale unit above and by the Lance Formation below, and varies from approximately 305 metres to 730 metres below surface. The company has acquired the data logs of the historical exploration work completed on the property and, based on this information, a NI 43-101 compliant resource was estimated at 337,000 tons at 0.17% eU_3O_8 containing 1.1 million pounds of U_3O_8 in the indicated category, and 473,000 tons at 0.16% eU_3O_8 containing 1.5 million pounds of U_3O_8 in the inferred category (43-101 Mineral Resource Report, Red Rim Uranium Project, Sweetwater County, Wyoming. Prepared for Energy Metals Corporation by Douglas Beahm, P.E., P.G., June 14, 2006). These estimates used a 0.25 grade-thickness cut-off. No follow-up drilling by EMC has been conducted on the property to date.

The Jab property is located 19 kilometres from the Sweetwater Mill, in Sweetwater County, and covers approximately 850 hectares. During the 1970's, Union Carbide conducted an extensive exploration program that identified two mineralized zones on the property. Union Carbide completed feasibility studies and intended to construct an open-pit mine and heap leach to extract the uranium. Union Carbide submitted an application for a mining permit from the state regulators but did not proceed with the project due to declining uranium prices. Union Carbide eventually abandoned the property in the early 1980's. The mineralization on the property is comparatively shallow, where the upper zone ranges from 12 metres to 45 metres below surface, and the lower zone ranges from 45 metres to 80 metres below surface. Based on the historical data available, the estimated NI 43-101 compliant measured resource for the project is 2.2 million tons with an average grade of 0.073% containing 3.2 million pounds of U_3O_8 and the estimated NI 43-101 indicated resource for the project is 0.2 million tons with an average grade of 0.070% containing 0.3 million pounds of U_3O_8 at a 0.25 grade-thickness cut-off (43-101 Mineral Resource Report, Jab Uranium Project, Sweetwater County, Wyoming. Prepared for Energy Metals Corporation by Douglas Beahm, P.E., P.G., July 14, 2006).

Powder River Basin

At the Moore Ranch project, a measured resource of 2.95 million tons grading 0.10% eU_3O_8 containing 5.88 million pounds at a 0.25 grade-thickness cut-off has been estimated. An additional inferred resource of 43,600 tons grading 0.102% eU3O8 containing 90,000 pounds has also been estimated (43-101 Mineral Resource Report, Moore Ranch Uranium Project, Campbell County, Wyoming. Prepared for Energy Metals Corporation by Douglas Beahm, P.E., P. G., June 27, 2006). The Moore Ranch project was extensively explored from the 1970's through the mid-1980's with the principal exploratory work and drilling completed by Conoco Minerals Corp. Conoco conducted extensive drilling on the lands

currently held by EMC, including the delineation of three areas of mineralization as planned open pit mines with drilling on 50 foot centers (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes. All baseline studies are on track to be completed by the end of August 2007. Work continues on other portions of the State and NRC License Applications and the final applications are anticipated to be submitted at the end of October 2007.

At the Peterson Ranch project, mineralization occurs as a roll-front type deposit, which is typical of mineralization in this region and is amenable to ISR mining methods. Exploration was previously completed on the property during the late 1970's and into the mid-1980's. All historical drill data is available and has been used to estimate a NI 43-101 measured resource base of 0.9 million tons grading 0.088% U_3O_8 containing 1.6 million pounds and an indicated resource base of 0.1 million tons grading 0.119% U_3O_8 containing 0.3 million pounds at a 0.25 grade thickness cut-off (43-101 Mineral Resource Report, Peterson Uranium Project, Converse County, Wyoming. Prepared for Energy Metals Corporation by Douglas Beahm, P.E., P. G., June 27, 2006). Ore delineation is ongoing at Peterson Ranch with two drill rigs.

New Mexico

The Crownpoint 19 and Crownpoint 29 properties are located in northwestern New Mexico, approximately 125 miles northwest of Albuquerque and just to the west of the small town of Crownpoint. The Crownpoint 24 property is located just to the west of the town of Crownpoint. EMC has an option to acquire up to 80% in Crownpoint 19 and Crownpoint 29 from NZ Uranium, LLC which owns 100% of these properties. EMC also has an option to acquire an 80% interest in NZ Uranium, LLC's 60% stake in Crownpoint 24 which would result in EMC's stake being a 48% interest in this property. Hydro Resources Inc. (HRI) owns the remaining 40% stake in Crownpoint 24. Continental Oil (Conoco) conducted an extensive exploration and evaluation program on the Crownpoint properties in the 1970's, investigating the uranium mineralization with the goal of developing a mining operation. Conoco completed at least 325 rotary and diamond core drill holes on the Crownpoint 19 and Crownpoint 29 properties and at least 157 rotary and diamond drill holes on the Crownpoint 24 property. Conoco and HRI completed a pre-feasibility study defining a significant U_3O_8 resource. Uranium mineralization at the Crownpoint projects is hosted in sandstone beds of the Westwater Canyon Member of the Morrison Formation. The mineralization represents secondarily enriched uranium bodies which are controlled by porous and permeable stratigraphic units and structural zones. The indicated resource calculated in the pre-feasibility study for Crownpoint 19 is 2.8 million tons at a grade of 0.091% containing 5.6 million pounds of U_3O_8 at a 0.04% U_3O_8 cut-off grade on a 100% basis. The indicated resource estimate for the western half of Crownpoint 29 is 4.3 million tons at an average grade of 0.086% containing 8.0 million pounds of U_3O_8 using a 0.04% U_3O_8 cut-off grade on a 100% basis. The indicated resource estimate for Crownpoint 24 is 4.8 million tons at an average grade of 0.104% containing 10.0 million pounds of U_3O_8 using a 0.04% U_3O_8 cut-off grade on a 100% basis. Studies completed by HRI indicate that an in situ leach rate of recovery of 70% to 75% is probable (Technical Report on Section 24 Portion of the Crownpoint Property, McKinley County, New Mexico. Prepared by Gregory Myers, Ph.D., P.Geo., March 2, 2006).

The Hosta Butte project is located in northwestern New Mexico, approximately 125 miles northwest of Albuquerque and approximately 5 miles to the south of the town of Crownpoint. EMC has the option to acquire up to 80% of the Hosta Butte project from NZ Uranium, LLC, the 100% owner of the property. Continental Oil (Conoco) conducted an extensive exploration and evaluation program on the property in the 1970's, investigating the uranium mineralization with the intention of developing a mining operation. Conoco completed at least 133 rotary and diamond core drill holes in the area of the resource. Conoco and Hydro Resources Inc. (HRI) completed a pre-feasibility study defining a significant U_3O_8 resource. Uranium mineralization at Hosta Butte is hosted in sandstone beds of the Westwater Canyon Member of

the Morrison Formation. The mineralization represents secondarily enriched uranium bodies which are controlled by porous and permeable stratigraphic units and structural zones. The indicated resource (on a 100% basis) calculated in this study for the Hosta Butte property is 6.6 million tons at an average grade of 0.112% U_3O_8 containing 14.8 million pounds of U_3O_8, using a 0.04% U_3O_8 cut-off grade (Technical Report of the Hosta Butte Property, McKinley County, New Mexico. Prepared by Gregory Myers, Ph.D., P.Geo., April 18, 2006).

Utah

The Section 2 portion of the Velvet project was extensively explored during the 1970's with the principal exploratory work and drilling completed by Atlas Minerals and additional drilling completed by Minerals Recovery Corporation (MRC). The drilling was completed adjacent to Atlas Minerals' Velvet Mine which was mined in Section 3 up to the property line with EMC's current mineral holdings in Section 2. Atlas and MRC conducted extensive drilling on the lands currently held by EMC including the delineation of four mineralized areas with drilling on a rough grid of approximately 100 foot centers. The available data includes radiometric data from some 173 drill holes completed on the property. The Velvet Mine operated by Atlas Minerals on Section 3 produced approximately 400,000 tons of ore at grades of 0.46% U_3O_8 and 0.64% V_2O_5 (approximately 4 million pounds of U_3O_8 and 5 million pounds V_2O_5) during the period from 1979 to 1984. The indicated resource estimate for EMC's Velvet project is 306,000 tons grading 0.34% U_3O_8 containing 2.1 million pounds of U_3O_8 at a 0.50% grade thickness cut-off (43-101 Mineral Resource Report, Velvet Mine Uranium Project, San Juan County, Utah. Prepared for Energy Metals by BRS Inc., March 19, 2007).

Oregon

The Aurora property is located in southern Oregon approximately three miles from the Nevada border and approximately 10 miles west of the small border town of McDermitt, Nevada. Placer Amex conducted an extensive exploration and evaluation program on the property from 1977 through to 1980, investigating the uranium mineralization with the goal of developing a conventional mining operation. Placer Amex and the previous owner, Locke Jacobs, completed at least 562 rotary and diamond core drill holes, of which 530 are included in the resource calculation. Uranium mineralization is hosted in clay altered volcanic flows and tuffs within the McDermitt Caldera complex. The mineralization represents both primary and secondarily enriched uranium bodies which are controlled by porous and permeable stratigraphic units and structural zones. A NI 43-101 compliant indicated resource has been estimated at 17.69 million tons at an average grade of 0.0518% U_3O_8 containing 18.3 million pounds of uranium using a 0.03% U_3O_8 cutoff grade. The mineralization averages approximately 20 feet in thickness and is distributed amongst multiple, nearly horizontal horizons ranging from 5 to over 100 feet in true thickness. Studies completed by Placer Amex in 1979 indicate recoveries of at least 85% are possible (Technical Report of the Aurora Uranium Project, Malheur County, Oregon. Prepared by Gregory Myers, Ph.D., P.Geo., September 1, 2005).

About Uranium One

sxr Uranium One Inc. is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns 70% of the operating Akdala Uranium Mine in Kazakhstan and is also developing the South Inkai and Kharasan Uranium Projects in Kazakhstan. Uranium One owns the Dominion Uranium Project in South Africa, as well as the Honeymoon Uranium Project in South Australia. The Corporation recently acquired the Shootaring Mill and associated assets in the western United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan, South Africa, Australia and the Kyrgyz Republic.

About Energy Metals Corporation

Energy Metals Corporation is a TSX and NYSE Arca listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently development drilling the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Neal Froneman
Chief Executive Officer
sxr Uranium One Inc.
Tel: + 1 416 350-3657

Chris Sattler
Senior Vice President, Investor Relations
sxr Uranium One Inc.
Tel: + 1 416 350-3657

Paul Matysek, M.Sc., P. Geo.
Chief Executive Officer
Energy Metals Corporation
Tel: + 1 604 684-9007

William M. Sheriff, B.Sc.
Chairman
Energy Metals Corporation
Tel: +1 972 333-2214

Table 1 – Energy Metals NI 43-101 Compliant Resources

		Deposit Totals				EMC Share	NI-43-101 Resources described in News Release or Technical Reports Dated:
Project	**State**	**Tons**	**U_3O_8 Grade**	**U_3O_8**	**Ownership**	**U_3O_8**	
		(000's)	**(%)**	**(lbs 000's)**	**(%)**	**(lbs 000's)**	
Measured Resources							
Moore Ranch	WY	2,950	0.100	5,880	100	5,880	NR, July 20, 2006
Peterson Ranch	WY	896	0.088	1,576	100	1,576	NR, July 19, 2006
Jab	WY	2,210	0.073	3,233	100	3,233	NR ,Oct 13, 2006
Sub-Total Measured		**6,056**	**0.088**	**10,689**		**10,689**	
Indicated Resources							
Peterson Ranch	WY	110	0.119	262	100	262	NR, July 19, 2006
Red Rim	WY	337	0.170	1,142	100	1,142	NR, July 14, 2006
Jab	WY	231	0.070	325	100	325	NR, Oct 13, 2006
Crownpoint 19	NM	2,800	0.091	5,634	80	4,507	TR, April 7, 2006
Crownpoint 29	NM	4,260	0.086	8,038	80	6,430	TR, April 7, 2006
Crownpoint 24	NM	4,750	0.104	9,966	48	4,784	TR, March 2, 2006
Hosta Butte	NM	6,598	0.112	14,822	80	11,858	TR, April 18, 2006
Velvet	UT	306	0.340	2,082	100	2,082	NR, March 20, 2007

Aurora	OR	17,690	0.052	18,300	100	18,300	TR, Sept 1, 2005
Sub-Total Indicated		**37,082**	**0.080**	**60,571**		**49,690**	
Inferred Resources							
Moore Ranch	WY	44	0.102	89	100	89	NR, July 20, 2006
Red Rim	WY	473	0.163	1,539	100	1,539	NR, July 14, 2006
La Palangana	TX	1,906	0.150	5,701	99	5,643	TR, Nov 10, 2005
Sub-Total Inferred		**2,423**	**0.152**	**7,329**		**7,271**	

Table 2 – Energy Metals Historical Resources (see Cautionary Statement)

	Deposit Total		**EMC Share**	**Described in News Release Dated:**
Project	**U_3O_8 (lbs 000's)**	**Ownership (%)**	**(U_3O_8 lbs 000's)**	
Wyoming				
Allemand-Ross	7,800	100	7,800	Jul 20, 2006
AC Block	9,000	100	9,000	Feb 23, 2005
Antelope	15,000	100	15,000	Oct 25, 2004
Barge	9,000	100	9,000	Mar 26, 2007
BL Block	700	100	700	Feb 18, 2005
CD Block	1,500	100	1,500	Feb 18, 2005
Cyclone	2,100	100	2,100	Oct 25, 2004
DW Block	12,000	100	12,000	Feb 23, 2005
EC Block	4,000	100	4,000	Feb 23, 2005
JK Block	3,500	100	3,500	Feb 23, 2005
KM & KME Blocks	3,000	100	3,000	Feb 18, 2005
OZ Block	2,000	100	2,000	Feb 23, 2005
RM Block	4,000	100	4,000	Feb 18, 2005
Twin Buttes	5,000	100	5,000	Oct 25, 2004
Western Sheep	3,000	100	3,000	Oct 25, 2004
Nine Mile	9,000	100	9,000	June 9, 2005
Total Wyoming	**90,600**		**90,600**	
Utah				
San Rafael	2,000	100	2,000	Aug 22, 2006
Velvet	3,300	100	3,300	Jul 20, 2004
Frank M	3,500	100	3,500	Sep 26, 2004
Total Utah	**8,800**		**8,800**	
New Mexico				
Nose Rock	8,000	100	8,000	Dec 6, 2005
Total New Mexico	**8,000**		**8,000**	
Colorado				
Hanson Creek	28,970	39	11,298	Jul 11, 2006

Coyote Basin	35,400	100	35,400	Oct 5, 2006
Maybell	40,000	100	40,000	April 6, 2005
Total Colorado	**104,370**		**86,698**	
Arizona				
Wate	2,000	100	2,000	
Total Arizona	**2,000**		**2,000**	
Total Historical Resources	**213,770**		**196,098**	

All historical resource estimates quoted herein are based on prior data and reports obtained and prepared by previous operators and certain other information. The historical estimates should not be relied upon. No qualified person (as defined by NI 43-101) has done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. Neither EMC nor Uranium One has completed the work necessary to verify the classification of the mineral resource estimates. Neither EMC nor Uranium One is treating the historical estimates as current mineral resources or mineral reserves as defined in sections 1.2 and 1.3 of NI 43-101. Properties containing historical resource estimates will require further evaluation.

Where to Find Additional Information About the Proposed Transaction

Subject to the terms and conditions set forth in the definitive agreement, EMC intends to file a notice of meeting, management information circular and related materials with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the "SEC") relating to the proposed transaction, and Uranium One intends to file a registration statement and prospectus with the SEC, including the EMC management information circular and related materials, relating to the proposed transaction. Investors and shareholders are strongly advised to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information. At that time, investors and shareholders may obtain a free copy of the EMC management information circular and related documents at the Canadian securities regulators' website at www.sedar.com and a free copy of the registration statement and prospectus and related documents at the SEC's website at www.sec.gov. At that time, free copies of these documents can also be obtained by directing a request to Uranium One at the address for Uranium One set forth in this press release. **YOU SHOULD READ THE MANAGEMENT INFORMATION CIRCULAR, PROSPECTUS AND RELATED MATERIALS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED TRANSACTION.**

Other Matters and Cautionary Statement

Readers are advised to refer to independent technical reports containing detailed information with respect to the material properties of Uranium One and EMC. These technical reports are available under the profiles of Uranium One and UrAsia Energy Ltd., in the case of Uranium One, and EMC at www.sedar.com and provide the date of each resource or reserve estimate, details of the key assumptions, methods and parameters used in the estimates, details of quality and grade or quality of each resource or reserve and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. The technical reports also provide information with respect to data verification in the estimation.

This press release uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States readers are advised that while these terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Readers are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Scientific and technical information contained herein with respect to EMC's resources has been reviewed on behalf of EMC by Dr. Art Ettlinger M.Sc., Ph.D., P. Geo. and, Chief Geologist for EMC and a Qualified Person for the purposes of NI 43-101.

Certain of the statements made herein, including any information as to the timing and completion of the proposed transaction, the potential benefits thereof, the future activities of and developments related to EMC and Uranium One prior to the proposed transaction and the combined company after the proposed transaction, market position, and future financial or operating performance of Uranium One or EMC,are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations' ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: uranium and gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia, Kazakhstan or other countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of uranium and gold exploration, development and mining, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of uranium and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled "Risk factors" in Uranium One's Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and the section entitled "Risk factors" in EMC's Annual Information Form for the year ended June 30, 2006 which is available on SEDAR at www.sedar.com and from the SEC at www.sec.gov and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Uranium One, please visit www.uranium1.com. For further information about EMC, please visit www.energymetalscorp.com.

BUSINESS ACQUISITION REPORT
Form 51-102F4

Item 1 - Identity of Company

1.1 Name and Address of Company

The name and address of the principal office in Canada of the Company is as follows:

Uranium One Inc.
(formerly sxr Uranium One Inc.)
390 Bay Street, Suite 1610
Toronto, Ontario
M5H 2Y2

1.2 Executive Officer

The name and business telephone number of the executive officer of the Company who is knowledgeable about the significant acquisition and this report are as follows:

John Sibley, Executive Vice-President, General Counsel and Secretary of Uranium One Inc.
(604) 643-1737

Item 2 - Details of the Acquisition

2.1 Nature of Business Acquired

On April 20, 2007 (the "**Effective Time**"), Uranium One Inc. ("**Uranium One**") acquired all of the issued and outstanding common shares of UrAsia Energy Ltd. ("**UrAsia**") pursuant to a plan of arrangement (the "**Arrangement**") under the *Business Corporations Act* (British Columbia) (the "**BCBCA**") in accordance with an arrangement agreement between Uranium One and UrAsia dated February 11, 2007 (the "**Arrangement Agreement**").

UrAsia is a Canadian-based company in the business of mining and exploring for uranium. UrAsia has interests in the following mineral properties:

(a) an indirect 30% equity interest in the Kharassan Uranium Field located in south central Kazakhstan;

(b) an indirect 70% equity interest in each of the Akdala Uranium Field and South Inkai Uranium Field, both of which are located in south central Kazakhstan; and

(c) an indirect 100% interest in seven uranium exploration licenses located in Kyrgyzstan.

The common shares of UrAsia were listed on the TSX Venture Exchange and the Alternative Investment Market ("**AIM**") of the London Stock Exchange, trading under the symbol "UUU" on both exchanges. UrAsia was delisted from the TSX Venture Exchange and from AIM following the Effective Time.

The principal and registered office of UrAsia is located at 595 Burrard Street, Suite 3123, P.O. Box 49139 - Three Bentall Centre, Vancouver, British Columbia, V7X 1J1.

2.2 Date of Acquisition

On April 20, 2007, Uranium One acquired all of the issued and outstanding common shares of UrAsia by way of the Arrangement.

2.3 Consideration

At the Effective Time, each UrAsia common share was exchanged for 0.45 of a Uranium One common share (rounded down to the nearest whole share). Uranium One issued 217,164,830 common shares as consideration for the UrAsia common shares acquired under the Arrangement.

In addition, Uranium One assumed all of the obligations of UrAsia arising under the outstanding stock options of UrAsia (the "**UrAsia Options**"). The UrAsia Options were amended such that each outstanding UrAsia Option is exercisable for that number of Uranium One common shares that is equal to (A) the number of UrAsia common shares that are issuable upon the exercise of the UrAsia Option multiplied by (B) 0.45, at an exercise price per share equal to (C) the exercise price of the UrAsia Option divided by (D) 0.45.

Uranium One has reserved a total of 9,763,502 common shares of Uranium One for issuance on the exercise of the assumed UrAsia Options.

Prior to the completion of the Arrangement, a warrant which was exercisable for no additional consideration for 15,476,000 UrAsia common shares, was amended. As of the Effective Time it became exercisable, for no additional consideration, for 6,964,200 common shares of Uranium One. Uranium one has reserved 6,964,200 common shares of Uranium One for issuance on the exercise of the warrant.

2.4 Effect on Financial Position

As a result of the Arrangement, UrAsia has become a wholly-owned subsidiary of Uranium One. Uranium One does not have any current plans for material changes to UrAsia's business affairs or the affairs of UrAsia that may have a significant effect on the results of operations and financial position of Uranium One.

As a result of the transaction, the Company is held approximately 60% by UrAsia shareholders and approximately 40% by Uranium One shareholders. Accordingly, this business combination will be accounted for as a reverse takeover under Canadian generally accepted accounting principles with UrAsia being identified as the acquirer and Uranium One as the acquiree.

2.5 Prior Valuations

Not applicable.

2.6 Parties to Transaction

The transaction was not with an informed person, associate or affiliate of Uranium One.

2.7 Date of Report

This report is dated as of the 7th day of June, 2007.

Item 3 - Financial Statements

The financial statements required to be included with this report pursuant to Part 8 of National Instrument 51-102 are attached hereto and are as follows:

(a) audited consolidated financial statements of UrAsia for the five month period ended December 31, 2006 and the year ended July 31, 2006 and the notes thereto and the auditors' report thereon (Schedule "A");

(b) audited consolidated financial statements of UrAsia for the year ended July 31, 2006 and the period from April 19, 2005 (inception) to July 31, 2005 and the notes thereto and the auditors' report thereon (Schedule "B");

(c) unaudited interim consolidated financial statements of UrAsia for the three month periods ended March 31, 2007 and April 30, 2006 and the notes thereto (Schedule "C"); and

(d) unaudited pro forma condensed consolidated financial statements of Uranium One Inc., which include (i) the unaudited pro forma condensed consolidated balance sheet as at March 31, 2007; (ii) the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2007; and (iii) the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006 (Schedule "D").

SCHEDULE "A"
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF URASIA
FOR
THE FIVE MONTH PERIOD ENDED DECEMBER 31, 2006 AND
THE YEAR ENDED JULY 31, 2006

URASIA ENERGY

URASIA ENERGY LTD.

Consolidated Financial Statements

December 31, 2006

AUDITORS' REPORT

To the Shareholders of UrAsia Energy Ltd.

We have audited the consolidated balance sheets of UrAsia Energy Ltd. as at December 31, 2006 and July 31, 2006, and the consolidated statements of operations and deficit and of cash flows for the five month period ended December 31, 2006 and the year ended July 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and July 31, 2006, and the results of its operations and its cash flows for the five month period ended December 31, 2006 and the year ended July 31, 2006 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 27, 2007

URASIA ENERGY LTD.

Consolidated Balance Sheets

(United States dollars in thousands)

	Note	As at December 31, 2006	July 31, 2006
Assets			
Current assets			
Cash and cash equivalents	4	$ 61,838	$ 128,328
Restricted cash		500	2,500
Accounts receivable		48,311	10,173
Current portion of loans to joint ventures	5(b)	13,488	4,440
Inventory	6	12,044	11,940
Prepaid expenses and other		875	1,177
		137,056	158,558
Loans to joint ventures	5(b)	39,850	21,000
Mineral properties, plant and equipment	7	768,887	762,547
Other assets	8	25,825	8,920
		$ 971,618	$ 951,025
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities		$ 12,947	$ 6,095
Income taxes payable		1,018	3,080
		13,965	9,175
Due to Republic of Kazakhstan	9	1,466	1,046
Future income taxes	13	337,642	365,491
Asset retirement obligation	16	2,856	1,953
		355,929	377,665
Shareholders' equity			
Share capital	10(b)	613,607	612,941
Contributed surplus	10(b)	31,286	9,307
Deficit		(29,204)	(48,888)
		615,689	573,360
		$ 971,618	$ 951,025

Commitments and contingencies (Notes 10(e), 12, 18)
Subsequent events (Note 18)

Approved by the Board:

"Ian Telfer" Director

"Phillip Shirvington" Director

URASIA ENERGY LTD.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(United States dollars in thousands, except per share amounts)

	Note	Five months ended December 31, 2006	Year ended July 31, 2006
Mine operations			
Revenue from uranium sales		$ 50,449	$ 23,507
Production costs		9,289	9,548
Depreciation and depletion		8,449	5,107
Earnings from mine operations		32,711	8,852
Expenses			
General and administration		2,637	5,493
Stock-based compensation	10(f)	22,162	9,370
Exploration		2,914	2,648
Other		552	169
		28,265	17,680
Income (loss) from operations		4,446	(8,828)
Other income			
Interest and other income		3,742	4,408
Foreign exchange gain (loss)	15	23,507	(41,120)
		27,249	(36,712)
Income (loss) before income taxes		31,695	(45,540)
Provision for (recovery of) income taxes	13		
Current		15,984	5,304
Future		(3,973)	(1,905)
		12,011	3,399
Net income (loss) for the period		19,684	(48,939)
Retained earnings (deficit), beginning of period		(48,888)	51
Deficit, end of period		$ (29,204)	$ (48,888)
Earnings (loss) per share:			
Basic		$ 0.04	$ (0.12)
Diluted	10(g)	$ 0.04	$ (0.12)
Weighted average number of shares outstanding (000's):			
Basic		479,998	406,239
Diluted	10(g)	484,390	406,239

URASIA ENERGY LTD.

Consolidated Statements of Cash Flows

(United States dollars in thousands)

	Note	Five months ended December 31, 2006	Year ended July 31, 2006
Operating activities			
Net income (loss) for the period		$ 19,684	$ (48,939)
Items not involving cash:			
Depreciation and depletion		8,449	5,107
Stock-based compensation		22,162	9,370
Future income taxes		(3,973)	(1,905)
Unrealized foreign exchange (gain) loss		(22,622)	42,662
Other		-	120
Changes in non-cash working capital:			
Accounts receivable		(39,068)	(4,743)
Accrued interest receivable on loans to joint ventures		(748)	-
Prepaid expenses and other		309	1,012
Inventory		(475)	(3,042)
Accounts payable and accrued liabilities		7,019	(4,159)
Income taxes payable		(2,112)	3,080
Cash used in operating activities		(11,375)	(1,437)
Financing activities			
Issue of common shares, net of issue costs		483	570,859
Repayment of short-term loan		-	(106)
Cash provided by financing activities		483	570,753
Investing activities			
Acquisition of interest in Betpak, net of cash acquired	3(b)	-	(356,224)
Acquisition of interest in Kyzyklum, net of cash acquired	3(c)	-	(38,925)
Acquisition of Signature, net of cash acquired	3(a)	-	465
Cash advances to joint ventures	5(b)	(27,150)	(25,440)
Acquisitions of mineral properties, plant and equipment		(13,509)	(12,319)
Advance cash payment for other assets		(16,054)	(8,675)
Restricted cash		2,000	(2,500)
Cash used in investing activities		(54,713)	(443,618)
Effect of foreign exchange rate changes on cash and cash equivalents		(885)	-
Net cash (outflow) inflow for the period		(66,490)	125,698
Cash and cash equivalents, beginning of period		128,328	2,630
Cash and cash equivalents, end of period		$ 61,838	$ 128,328
Supplemental Information:			
Income taxes paid		$ 13,530	$ 6,136
Interest paid		$ -	$ 45
Non-cash transactions:			
Common shares, warrants and options issued to acquire Signature	3(a)	$ -	$ 424
Common shares issued to acquire the Kharassan project	3(c)	$ -	$ 37,500

(expressed in United States dollars except where noted, tabular amounts in thousands)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

UrAsia Energy Ltd. ("Company") is a Canadian-based uranium mining and development company that is focused on the development and operation of low cost, in situ leach uranium projects in Central Asia. The Company's shares trade on the TSX – Venture Exchange and the AIM, both under the symbol "UUU".

These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company has changed its year end from July 31, to December 31. This has resulted in these financial statements covering a five month period to December 31, 2006. Comparative figures are shown for the preceding financial year to July 31, 2006. Comparative results for the prior period, from the date the Company was incorporated on April 19, 2005, to July 31, 2005, have not been shown as they are insignificant.

These consolidated financial statements include the accounts of the Company, its subsidiaries and the Company's indirect 70% joint venture interest in Betpak Dala LLP ("Betpak") and indirect 30% joint venture interest in Kyzylkum LLP ("Kyzylkum"). The Company's interests in Betpak and Kyzylkum are accounted for by the proportionate consolidation method, as the Company shares joint control over these entities. Under this method, the Company includes in its financial statements its proportionate share of Betpak's and Kyzylkum's assets, liabilities, revenues and expenses (see Note 18(a)).

The principal mineral properties of the Company are listed below:

Mineral properties	Location	Ownership	Status	Operations and projects owned
Betpak	Kazakhstan	70%	Proportionately consolidated	Akdala mine and South Inkai development project
Kyzylkum	Kazakhstan	30%	Proportionately consolidated	Kharassan development project
UrAsia in Kyrgyzstan LLC	Kyrgyzstan	100%	Consolidated	Exploration projects

All intercompany transactions and balances have been eliminated upon consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) *Measurement and reporting currency*

The Company's measurement and reporting currency is the United States dollar. The Company, its subsidiaries and joint ventures operate in Canada, Kazakhstan and Kyrgyzstan.

The financial statements of the joint ventures and subsidiaries have been translated into United States dollars using the temporal method. The temporal method provides for foreign currency denominated monetary assets and liabilities, which includes future income tax, to be translated into United States dollars at rates of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates and revenues and expenses at average rates of exchange during the period. Exchange gains and losses arising on translation are included in the consolidated statements of operations and deficit.

2. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

(b) Cash and cash equivalents

Cash and cash equivalents include cash, and short-term money market instruments and short-term commercial papers that have a term of less than 90 days and are readily convertible to cash.

(c) Inventory

Inventories of solutions and uranium concentrates are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site related overhead expenses and depreciation and depletion of mining interests. Consumable materials and supplies are valued at the lower of average cost or replacement cost.

(d) Mineral properties, plant and equipment

Mineral properties, plant and equipment are recorded at cost less accumulated depreciation and depletion.

Mineral properties represent capitalized expenditures related to the development of mineral properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.

The costs associated with mineral properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mineral properties in Note 7. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves.

Resource value and exploration potential value is noted as non-depletable mineral properties in Note 7. At least annually or when otherwise appropriate, value from the non-depletable category will be transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves. Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable the capitalized costs are written-off. Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. Mine development costs incurred to sustain current production are included in production costs.

Upon sale or abandonment of any mineral property plant and equipment, the cost and related depreciation or depletion, are written off and any gains or losses thereon are included in operations.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Impairment of long-lived assets

Long-lived assets are tested for recoverability annually or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

(f) Environmental protection and asset retirement obligation costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mineral property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the fair value of the liability for an asset retirement obligation is recognized in the period incurred. The net present value of the liability is added to the carrying amount of the associated asset and amortized over the asset's useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of reclamation. The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. Expenditures relating to ongoing environmental programs are charged against operations as incurred.

(g) Revenue recognition

Revenue from uranium sales is recognized, net of value added tax, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured.

(h) Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period in which the change is substantively enacted.

(i) Stock compensation

The Company uses the fair value method of accounting for all stock option awards. Under this method, the Company determines the fair value of the compensation expense for all stock options on the date of grant using an option pricing model. The fair value of the options is expensed over the vesting period of the options.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options and warrants with an average market price that exceeds the average exercise prices of the options and warrants for the year are exercised, and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

(k) Financial instruments

The Company's financial instruments comprise, primarily, cash and cash equivalents, restricted cash, accounts receivable, loans to joint ventures, accounts payable and income taxes payable. The fair value of these financial instruments approximates their carrying values due primarily to their immediate or short-term maturity.

The Company is exposed to fluctuations in interest rates, foreign currency exchange rates and commodity prices. The Company has not entered into any derivative financial instruments to manage fluctuations in these rates.

(l) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the proven and probable reserves and resources and the related depletion and amortization, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

3. ACQUISITIONS

(a) Signature Acquisition

In September 2005, Signature signed a binding letter of agreement with UrAsia BVI pursuant to which Signature agreed to acquire all of the issued and outstanding shares of UrAsia BVI in consideration for the issuance of common shares of Signature. Pursuant to the terms of the agreement, Signature consolidated its common shares on a one for two basis and issued one post-consolidation share of Signature for each issued and outstanding ordinary share of UrAsia BVI.

As the shareholders of UrAsia BVI acquired control of Signature following the UrAsia Acquisition, this transaction was a reverse takeover and has been accounted for as an acquisition of Signature by UrAsia BVI. The purchase price has been determined by reference to the fair value of the net assets acquired from Signature.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. ACQUISITIONS (continued)

(a) Signature Acquisition (continued)

The allocation of the purchase price is summarized in the table below:

Purchase price:		
5,935,621 common shares	$	271
Stock options and warrants of Signature		153
	$	424
Fair value of net assets acquired:		
Cash	$	465
Non-cash working capital deficiency		(41)
	$	424

For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed.

(b) Betpak Acquisition

On November 7, 2005, the Company acquired a 70% joint venture interest in Betpak which has 100% interests in the Akdala Mine and the South Inkai Project, both of which are located in the Republic of Kazakhstan. In consideration for its interest, the Company paid a total of $350 million. The remaining 30% interest in Betpak is held by JSC NAC Kazatomprom ("Kazatomprom")

Under terms of the agreement, a bonus payable in cash or shares, capped at $36.4 million, was due based on the uranium reserves discovered on the Akdala and South Inkai properties and surrounding areas during the 12 month period ended November 7, 2006, in excess of the existing uranium reserves and resources. As at November 7, 2006, no additional uranium reserves and resources were discovered on the Akdala and South Inkai properties. No payment was due at December 31, 2006 (July 31, 2006 - $Nil).

A further bonus payment is payable in cash based on uranium reserves discovered on the South Inkai property in excess of 66,000 tonnes. The payment is based on the Company's share of U_3O_8 in excess of 66,000 tonnes times the average spot price of U_3O_8 times 6.25%. This payment is to be calculated at the end of 2011 and each year thereafter, and paid 60 days after the end of the year in which a payment is due. No payment was due at December 31, 2006 (July 31, 2006 - $Nil).

As security for the bonus payment, the Company has pledged its participatory interest in Betpak (including the shares of a subsidiary) and its share of uranium products produced by Betpak.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. **ACQUISITIONS** (continued)

(b) Betpak Acquisition (continued)

The allocation of the purchase price is summarized in the table below:

Purchase price:		
Cash	$	350,000
Acquisition costs		7,690
	$	357,690
Fair value of net assets acquired:		
Cash	$	1,981
Mineral properties, plant and equipment		614,494
Other net assets		683
Future income taxes		(259,468)
	$	357,690

For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed.

(c) Kyzylkum Acquisition

On November 7, 2005, the Company acquired a 30% joint venture interest in Kyzylkum which has a 100% interest in the Kharassan Project, located in the south central area of the Republic of Kazakhstan. In consideration for its interest, the Company paid a total of $75 million, including $37.5 million in cash with the balance consisting of the issuance of 24,181,250 common shares.

A bonus payment is due upon commencement of commercial production. The seller initially had an option, exercisable until October 31, 2006, to elect to receive this bonus payment as a cash payment of $24 million or receive 15,476,000 shares of the Company. The seller elected under the terms of the arrangement, to receive 15,476,000 shares of the Company upon commencement of commercial production. This fair value of the contingently issuable shares has not been included as part of the purchase price for Kyzylkum as commencement of commercial production could not be reasonably determined at July 31, 2006.

An additional bonus payment of 30% of 12.5% (being an effective 3.75%) of the weighted average spot price of U_3O_8 will be paid on incremental reserves in excess of 55,000 tonnes of U_3O_8 discovered during each fiscal year with payment beginning within 60 days of the end of the 2008 calendar year. No payment was due at December 31, 2006 (July 31, 2006 - $Nil).

The Company is responsible for arranging project financing of $80 million for the construction and commissioning of a mine in respect of the Kharassan Project. As security for this obligation and the obligation to make the bonus payments referred to above, the Company has granted a security interest over the shares of a subsidiary holding the Company's interest in Kharassan.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. ACQUISITIONS (continued)

(c) *Kyzylkum Acquisition (continued)*

The allocation of the purchase price is summarized in the table below:

Purchase price		
Cash	$	37,500
24,181,250 common shares		37,500
Acquisition costs		1,509
	$	76,509
Fair value of net assets acquired:		
Cash	$	84
Mineral properties, plant and equipment		141,487
Other net assets		13
Future income taxes		(65,075)
	$	76,425

For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed.

4. CASH AND CASH EQUIVALENTS

	As at			
	December 31, 2006		July 31, 2006	
Cash	$	21,624	$	61,028
Money market instruments, including cashable Guaranteed Investment Certificates, Bearer Deposit Notes and Commercial Papers		40,214		67,300
Total cash and cash equivalents	$	61,838	$	128,328

(expressed in United States dollars except where noted, tabular amounts in thousands)

5. JOINT VENTURES

(a) Proportionate Interest in Joint Ventures

The Company owns a 70% interest in Betpak and a 30% interest in Kyzylkum. The Company's proportionate shares of assets and liabilities are as follows:

	Betpak	Kyzylkum	Total
As at December 31, 2006:			
Current assets	$ 61,745	$ 5,412	$ 67,157
Mineral properties, plant and equipment	617,740	150,739	768,479
Other assets	10,732	1,679	12,411
Current liabilities	(3,717)	(154)	(3,871)
Loans to joint ventures	(18,986)	(34,352)	(53,338)
Due to Republic of Kazakhstan	(1,466)	-	(1,466)
Future income taxes	(268,938)	(68,662)	(337,600)
Asset retirement obligation	(2,856)	-	(2,856)
Net assets at December 31, 2006	$ 394,254	$ 54,662	$ 448,916
As at July 31, 2006:			
Current assets	$ 24,761	$ 6,923	$ 31,684
Mineral properties, plant and equipment	618,019	143,874	761,893
Other assets	780	-	780
Current liabilities	(6,710)	(160)	(6,870)
Loans to joint ventures	(4,394)	(21,046)	(25,440)
Due to Republic of Kazakhstan	(1,046)	-	(1,046)
Future income taxes	(291,803)	(73,643)	(365,446)
Asset retirement obligation	(1,953)	-	(1,953)
Net assets at July 31, 2006	$ 337,654	$ 55,948	$ 393,602

(expressed in United States dollars except where noted, tabular amounts in thousands)

5. JOINT VENTURES (continued)

(a) Proportionate interest in Joint Ventures (continued)

The Company's proportionate share of Betpak and Kyzylkum's revenue, expenses, net income and cash flows for the five month period ended December 31, 2006 are as follows:

	Five months ended December 31, 2006		
	Betpak	Kyzylkum	Total
Revenue	$ 50,449	$ -	$ 50,449
Expenses	(17,276)	-	(17,276)
Foreign exchange gain	19,337	4,426	23,763
Income before income taxes	52,510	4,426	56,936
(Provision for) recovery of income taxes	(12,117)	106	(12,011)
Net income	$ 40,393	$ 4,532	$ 44,925
Cash (used in) provided by operating activities	(18,215)	(180)	(18,395)
Cash advances to joint ventures	33,950	5,400	39,350
Cash used in investing activities	(15,792)	(8,472)	(24,264)
Net decrease in cash	$ (57)	$ (3,252)	$ (3,309)

The Company's proportionate share of Betpak and Kyzylkum's revenue, expenses, net income and cash flows for the previous year ended July 31, 2006 are as follows:

	Year ended July 31, 2006		
	Betpak	Kyzylkum	Total
Revenue	$ 23,507	$ -	$ 23,507
Expenses	(13,181)	12	(13,169)
Foreign exchange loss	(32,933)	(8,326)	(41,259)
Loss before income taxes	(22,607)	(8,314)	(30,921)
Provision for income taxes	(3,290)	(106)	(3,396)
Net loss	$ (25,897)	$ (8,420)	$ (34,317)
Cash provided by operating activities	6,637	307	6,944
Cash advances to joint ventures	9,870	9,020	18,890
Cash used in investing activities	(13,095)	(2,503)	(15,598)
Net increase in cash	$ 3,412	$ 6,824	$ 10,236

(expressed in United States dollars except where noted, tabular amounts in thousands)

5. **JOINT VENTURES** (continued)

(b) Loans to Joint Ventures

The following loans have been made to Betpak:

	As at	
	December 31, 2006	July 31, 2006
Loan advanced in December 2005. The loan bears interest at LIBOR plus 1.5% per annum, with principal and interest amounts payable before May 31, 2007.	$ 14,100	$ 14,100
Pursuant to its commitment to provide project financing for construction and commissioning of the South Inkai Project, the Company has made the following loans to Betpak:		
Loan advanced in August 2006. The loan bears interest at LIBOR plus 1.5% per annum, with principal and interest amounts payable on a semi-annual basis commencing February 2007.	15,000	-
Loan advanced in November 2006. The loan bears interest at LIBOR plus 1.5% per annum, with principal and interest amounts payable on a semi-annual basis commencing May 2007.	10,000	-
Loan advanced in November 2006. The loan bears interest at LIBOR plus 6% and is payable before February 12, 2007.	23,500	-
	62,600	14,100
Interest accrued	688	548
	63,288	14,648
Less elimination of proportionate share – 70%	(44,302)	(10,254)
	18,986	4,394
Less current portion	(12,736)	(4,394)
Long term portion	$ 6,250	$ -

Subsequent to December 31, 2006, in advance of scheduled payment dates Betpak has repaid to the Company the total principal amount of all loans outstanding at December 31, 2006 together with all accumulated interest.

(expressed in United States dollars except where noted, tabular amounts in thousands)

5. **JOINT VENTURES** (continued)

(b) Loans to Joint Ventures (continued)

The following loans have been made to Kyzylkum:

	As at	
	December 31, 2006	July 31, 2006
Pursuant to its obligation to provide project financing for construction and commissioning of the Kharassan Project in the amount of $80 million on or before December 31, 2007, the Company has made the following loans to Kyzylkum:		
Loan advanced in July 2006. The loan bears interest at LIBOR plus 1.5% per annum, with interest payable on a semi-annual basis commencing January 2007. The principal amount is to be repaid in six equal consecutive amounts on a semi-annual basis commencing July 2008.	$ 30,000	$ 30,000
Loan advanced in November 2006. The loan bears interest at LIBOR plus 1.5% per annum, with interest payable on a semi-annual basis commencing January 2007. The principal amount is payable in six equal consecutive amounts on a semi-annual basis commencing November 2008.	18,000	-
	48,000	30,000
Interest accrued	1,074	65
	49,074	30,065
Less elimination of proportionate share - 30%	(14,722)	(9,019)
	34,352	21,046
Less current portion	(752)	(46)
Long term portion	$ 33,600	$ 21,000

Subsequent to December 31, 2006, the Company advanced $10 million to Kyzylkum in February 2007 under a loan agreement dated February 12, 2007. The loan bears interest at the LIBOR rate plus 1.5% and is repayable in six equal consecutive instalments payable on a semi-annual basis commencing February 2009. The Company will advance an additional $22 million under this loan agreement to complete its obligation to provide financing of $80 million for funding construction and commissioning of the Kharassan Project.

	As at	
	December 31, 2006	July 31, 2006
Current portion		
Betpak	$ 12,736	$ 4,394
Kyzylkum	752	46
	$ 13,488	$ 4,440
Long-term portion		
Betpak	$ 6,250	$ -
Kyzylkum	33,600	21,000
	$ 39,850	$ 21,000

The loans to joint ventures are unsecured.

(expressed in United States dollars except where noted, tabular amounts in thousands)

6. INVENTORY

	As at			
	December 31, 2006		July 31, 2006	
Materials and supplies	$	1,218	$	1,180
Solutions and concentrates in process		5,035		2,088
Finished uranium concentrates		5,791		8,672
	$	12,044	$	11,940

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

The following table summarizes the Company's mineral properties, plant and equipment:

		Cost		Depreciation and depletion		Net book value
As at December 31, 2006:						
Mineral properties	$	761,627	$	(17,539)	$	744,088
Plant and equipment		25,348		(549)		24,799
Total as at December 31, 2006	$	786,975	$	(18,088)	$	768,887
As at July 31, 2006:						
Mineral properties	$	754,605	$	(9,656)	$	744,949
Plant and equipment		18,182		(584)		17,598
Total as at July 31, 2006	$	772,787	$	(10,240)	$	762,547

A summary by property of the net book value is as follows:

	Mineral properties			Plant and equipment	December 31, 2006	July 31, 2006
	Depletable	Non-depletable	Total			
Akdala mine	$ 118,755	$ 74,358	$ 193,113	$ 16,294	$ 209,407	$ 217,827
South Inkai project	-	404,125	404,125	3,312	407,437	400,193
Kharassan project	-	146,717	146,717	4,020	150,737	143,874
Kyrgyzstan exploration	-	133	133	220	353	344
Corporate and other	-	-	-	953	953	309
	$ 118,755	$ 625,333	$ 744,088	$ 24,799	$ 768,887	$ 762,547

The Akdala Contract No. 647 dated March 28, 2001 for exploration and development of the uranium deposit at the Akdala field in Southern Kazakhstan as amended by amendments No. 943 dated May 23, 2002, No. 1423 dated June 7, 2004, which assigned the contract to Betpak, and No. 1712 dated April 25, 2005 (the "Akdala Contract") is for a period of 25 years commencing on March 28, 2001 and expiring on March 27, 2026. The Akdala Contract provides for a commercial discovery bonus of 0.05% of the value of extractable reserves in excess of a defined base reserve and a royalty varying between 1.3% and 2.2% depending on the uranium price. These payments are included in production costs.

(expressed in United States dollars except where noted, tabular amounts in thousands)

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

On September 15, 2005, Kazatomprom, owner of the subsoil use rights to explore and extract uranium from the Plot No. 4 of South Inkai deposit in southern Kazakhstan pursuant to Contract No. 1830, transferred its subsoil use rights to Betpak (the "South Inkai Contract"). The South Inkai Contract for subsoil use rights covers a period of 24 years, commencing July 8, 2005. The South Inkai Contract provides for a commercial discovery bonus of 0.05% of the value of extractable reserves in excess of a defined base reserve and a royalty 0.5% of the average sales price of first commercial product.

Betpak is also required, commencing no later than 2010, to drill up to 240 exploration wells and expend an aggregate of $6.0 million on an exploration program for the South Inkai property. In terms of the South Inkai Contract, Betpak is required to build a pilot production facility at an estimated cost of $5.5 million to produce 300 tonnes of uranium.

The Kharassan Contract No. 1799 dated July 8, 2005, for exploration and production of uranium at the Kharassan-1 field in Southern Kazakhstan (the "Kharassan Contract"), amended by amendment No. 1829 dated September 15, 2005, is for a period of 29 years commencing on July 8, 2005 and expiring on July 7, 2034. The Kharassan Contract contemplates an exploration period of four years and a production period of 25 years. During the exploration period an annual work program must be submitted to the appropriate government body for approval. The contract provides the Republic of Kazakhstan with a priority right to purchase uranium produced from the Kharassan property. A royalty will be charged at a rate of 0.5% of the uranium produced.

The Company owns seven exploration licenses to explore for uranium in Kyrgyzstan.

8. OTHER ASSETS

A summary of other assets is provided below:

	As at	
	December 31, 2006	July 31, 2006
Prepaid drill rigs (Note 12(c))	$ 13,295	$ 8,093
Advances for plant and equipment	9,790	617
Future income tax assets (Note 13)	1,061	210
Other	1,679	-
	$ 25,825	$ 8,920

9. DUE TO REPUBLIC OF KAZAKHSTAN

Pursuant to the Akdala Contract, Betpak is obligated to reimburse the Government of Kazakhstan for the cost of the geologic studies of the region aggregating $1.5 million, of which $1.0 million is proportionally attributable to the Company. The payments are to be made in 40 equal, quarterly instalments, commencing January 1, 2008 and ending December 31, 2017.

Pursuant to the South Inkai Contract, Betpak is obligated to reimburse the Government of Kazakhstan for the cost of geologic studies of the region aggregating $1.7 million, of which $1.2 million is proportionately attributable to the Company. The payments are to be made as to $35,000 on signing of the contract, which has been paid and the remaining amount to be paid as to $66 per tonne of uranium produced.

(expressed in United States dollars except where noted, tabular amounts in thousands)

9. DUE TO REPUBLIC OF KAZAKHSTAN (continued)

Pursant to the Kharassan Contract, Kyzylkum is obligated to reimburse the Government of Kazakhstan for $2.1 million in respect of the historic cost of geologic studies performed in respect of the Kharassan property, of which $0.6 million is proportionately attributable to the Company. The payments are to be made as to $31,000 on signing of the contract, which has been paid and the remaining amount to be paid as to $66 per tonne of uranium produced.

The Company's proportionate share of the present value of the amount due to the Republic of Kazakhstan is $1.5 million (July 31, 2006 - $1.0 million).

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS

(a) Authorized

Unlimited common shares with no par value
Unlimited preference shares with no par value

(b) Issued and fully paid common shares

	Number of Shares	Share Capital	Contributed Surplus
Balance, August 1, 2005	70,400,000	$ 4,094	$ -
Issued pursuant to:			
August private placement (i)	39,000,000	45,787	-
November private placement (ii)	280,000,000	407,044	-
Acquisition of Signature (Note 3(a))	5,935,621	271	153
Acquisition of Kyzylkum (Note 3(c))	24,181,250	37,500	-
February private placement (iii)	56,436,250	116,993	-
Stock options expense	-	-	9,370
Exercise of warrants	3,219,750	673	-
Exercise of options	550,000	579	(216)
Balance, July 31, 2006	479,722,871	612,941	9,307
Exercise of options*	249,833	618	(183)
Stock option expense	-	-	22,162
Exercise of warrants	268,000	48	-
Balance, December 31, 2006	480,240,704	613,607	31,286

* includes cash of $435,000 for options exercised and $183,000 of non-cash charges related to stock based compensation recorded on options exercised.

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(b) Issued and fully paid common shares (continued)

(i) On August 26, 2005, the Company completed a brokered private placement of 39,000,000 subscription receipts of the Company at a price of $1.25 (C$1.50) per subscription receipt, with each subscription receipt exercisable, for no additional consideration, into one common share, subject to the terms and conditions of the subscription receipt agreement. In connection with this private placement, share issue costs of $3.1 million were incurred.

(ii) On November 7, 2005, the Company completed a brokered private placement of 280,000,000 subscription receipts (including the agents' option), each exercisable into one common share for no further consideration pursuant to the private placement at a price of $1.53 (C$1.80) per subscription receipt. In connection with this private placement, share issue costs of $21.4 million were incurred.

(iii) On February 24, 2006, the Company completed an underwritten public offering of 39,225,000 common shares of the Company at a price of $2.22 (C$2.55) per common share (the "Issue Price"). The underwriters exercised their option to purchase an additional 9,850,000 common shares at the Issue Price, resulting in gross proceeds of approximately $108.6 million (C$125.1 million). In connection with this private placement, share issue costs of $8.2 million were incurred.

On February 28, 2006, the lead underwriter exercised in full, a greenshoe option to purchase up to 7,361,250 additional common shares of the Company at the Issue Price. The exercise of the greenshoe option resulted in additional gross proceeds of $16.5 million (C$18.8 million).

The total proceeds from the issuance of 56,436,250 common shares therefore amounted to $125.1 million (C$143.9 million).

(c) Stock options

The Company has a "rolling" Stock Option Plan (the "Plan"). Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares at the date of the grant. The exercise price of each option shall not be less than the market price of the Company's common shares at the date of grant. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price is fixed by the board of directors of the Company at the time of grant, subject to all applicable regulatory requirements.

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(c) Stock options (continued)

A summary of the changes in outstanding stock options is presented below:

	Number of Options	Weighted Average Exercise Price
Balance, August 1, 2005	-	-
Stock options granted on Signature Acquisition (Note 3(a))	500,000	C$0.53
Granted	11,855,000	C$2.16
Exercised	(550,000)	C$0.76
Forfeited or expired	(20,000)	C$1.80
Balance, July 31, 2006	11,785,000	C$2.16
Granted	10,190,000	C$3.74
Exercised	(249,833)	C$1.95
Forfeited or expired	(66,667)	C$3.00
Balance, December 31, 2006	21,658,500	C$2.90

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2006:

Outstanding	Exerciseable	Exercise Price	Expiry Date
50,000	50,000	C$0.56	April 26, 2010
350,000	350,000	C$1.80	November 7, 2007
6,913,500	5,609,000	C$1.80	November 7, 2015
400,000	266,667	C$1.80	December 9, 2015
1,250,000	1,250,000	C$2.90	February 28, 2016
400,000	133,333	C$2.92	March 2, 2016
710,000	236,667	C$3.00	April 3, 2016
525,000	175,000	C$3.20	April 20, 2016
870,000	290,000	C$2.65	July 7, 2016
10,190,000	9,850,000	C$3.74	November 28, 2016
21,658,500	18,210,667		

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(d) Warrants

A summary of the changes in outstanding warrants is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, August 1, 2005	-	-
Warrants issued on Signature Acquisition (Note 3(a))	3,968,750	C$0.23
Exercised	(3,219,750)	C$0.24
Balance, July 31, 2006	749,000	C$0.20
Exercised	(268,000)	C$0.20
Balance, December 31, 2006	481,000	C$0.20

The warrants outstanding at December 31, 2006 expire on April 25, 2007. Subsequently to the five months ended December 31, 2006 all outstanding warrants have been exercised.

(e) Contingently issuable shares

Under the terms of the acquisition agreement for the Kyzylkum JV interest, the Company is obligated to issue 15,476,000 common shares of the Company upon commencement of commercial production from Kyzylkum.

The shares issuable under this agreement have not been included in the fully diluted earnings per share calculation in the financial statements (Note 9(g)) because the conditions for the issuance have not been met.

(f) Stock based compensation

In the five months ended December 31, 2006, stock based compensation expense of $22.2 million was charged to the statement of operations of which $20.4 million was for options granted during the five months ended December 31, 2006 and $1.8 million was in respect of vesting of previously granted options.

The fair value of the 10,190,000 options granted during the five months ended December 31, 2006 was $21.0 million of which $20.4 million was recorded in the statement of operations as stock-based compensation, with a corresponding credit to contributed surplus disclosed separately in shareholders' equity. The remaining fair value will be recorded in the results of operations over the vesting period. The following weighted average assumptions were used for the Black-Scholes valuation model:

	Five months ended December 31, 2006	Year ended July 31, 2006
Risk-free interest rate	3.8%	4.0%
Expected life	10 years	10 years
Annualized volatility	46%	38%
Dividend rate	0%	0%

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(g) Diluted earnings per share

		Five months ended December 31, 2006		Year ended July 31, 2006
Net income (loss) for the period	$	19,684	$	(48,939)
Basic weighted average number of shares outstanding (000's)		479,998		406,239
Effect of dilutive securities:				
Stock options		3,791		-
Warrants		601		-
Diluted weighted average number of shares outstanding (000's)		484,390		406,239
Earnings (loss) per share:				
Basic	$	0.04	$	(0.12)
Diluted	$	0.04	$	(0.12)

In the five months ended December 31, 2006, 2,985,000 stock options were excluded from the computation of diluted earnings per share as the exercise prices exceeded the average fair market value of the common shares for the period; (year ended July 31, 2006 - no diluted earning per share).

11. RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with companies related by way of directors/and or officers in common:

(a) On June 1, 2005, the Company entered into a financial advisory agreement with Endeavour Financial International Corporation ("Endeavour"), a company related by way of a common director. Endeavour is paid $10,000 per month and may also earn success fees on certain transactions. The initial term of the agreement was for 12 months after which it continues in force on a month-to-month basis, subject to termination on 30 days written notice by either party., Endeavour was paid fees for financial advisory services totalling $50,000 (year ended July 31, 2006: transaction success fees - $4,250,000; financing fees related to public offering - $1,253,000; financial advisory services - $120,000; 450,000 stock options granted to Endeavour, exercisable at $1.53 (C$1.80) per share until November 7, 2015 and had a fair value of $386,000). During the five months ended December 31, 2006, Endeavour was paid fees for office rent and overhead totalling $44,200 (year ended July 31, 2006: $26,800). At December 31, 2006, no amounts were owed to Endeavour (July 31, 2006 - $Nil).

(b) A person related to a director received $27,500 for office rent and services (year ended July 31, 2006: $43,500). At December 31, 2006 no amounts were owed to this person (July 31, 2006 - $Nil).

(expressed in United States dollars except where noted, tabular amounts in thousands)

11. RELATED PARTY TRANSACTIONS (continued)

(c) A company controlled by a related party received $11,500 for office rent and services (year ended July 31, 2006: $36,000). At December 31, 2006, no amounts were owed to this company (July 31, 2006 - $Nil).

(d) A company related to a director received $Nil for air transportation services (year ended July 31, 2006: $830,000). At December 31, 2006, no amounts were owed to this company (July 31, 2006 - $383,500).

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. COMMITMENTS AND CONTINGENCIES

(a) Betpak has entered into various agreements for construction and commissioning of the South Inkai Project. Pursuant to these agreements, Betpak had future payment commitments of $37.2 million as of December 31, 2006, of which $26.0 million is the Company's proportionate share.

(b) Kyzylkum has entered into various agreements for construction, infrastructure development and commissioning of the Kharassan Project. Pursuant to these agreements, Kyzylkum had future payment commitments of $47.5 million as of December 31, 2006, of which $14.3 million is the Company's share.

(c) On February 16, 2006, the Company entered into an agreement for the purchase of eight U.S.-built GEFCO drill rigs to supplement the current drill program in Kazakhstan. The contract is for a total of $13.6 million, of which $12.0 million was paid by December 31, 2006. On December 11, 2006, the Company entered into another agreement for the purchase of four U.S.-built GEFCO drill rigs to further supplement the current drill program in Kazakhstan. The contract is for a total amount of $4.3 million, of which $1.3 million was paid by December 31, 2006. The total amount paid under the two agreements and included in other assets is $13.3 million and the balance is payable in 2007.

(d) In accordance with the subsoil contracts, the Company is obliged to carry medical insurance, insurance against accidents during production and occupational diseases to its employees. At December 31, 2006, the Company believes it had sufficient insurance policies in force in respect of public liability and other insurable risks.

(e) On October 20, 2006, the Company concluded an Accession Agreement, which is subject to certain closing conditions which have not been met, with owners of a drilling company in Kazakhstan, Joint Drilling LLP, whereby the Company will acquire a 50% interest for $3.8 million payable in cash. In exchange, it has been agreed that Joint Drilling LLP will purchase at cost two of the US-built GEFCO drill rigs currently being delivered to Kazakhstan.

(f) Due to the complexity and nature of the Company's operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

(expressed in United States dollars except where noted, tabular amounts in thousands)

13. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	Five months ended December 31, 2006	Year ended July 31, 2006
Net income (loss) before income taxes	$ 31,695	$ (45,540)
Combined federal and provincial tax rate	34.12%	34.12%
Expected income tax expense (recovery)	10,814	(15,534)
Increase (decrease) in taxes resulting from:		
Difference between Canadian tax rate and rates applicable to foreign operations	1,229	1,860
Stock-based compensation	7,562	-
Foreign exchange	(10,580)	13,054
Other permanent difference	4,481	2,947
(Decrease) increase in valuation	(495)	1,823
Other	(1,000)	(751)
Income tax provision	$ 12,011	$ 3,399

The significant components of the Company's future income tax assets and liabilities are as follows:

	As at December 31, 2006	As at July 31, 2006
Future income tax assets:		
Non-capital loss carryforwards	$ 503	$ 1,691
Capital assets	1,157	295
Share issue costs	1,869	2,228
Other	1,041	-
Less: valuation allowance	(3,509)	(4,004)
Future income tax assets	$ 1,061	$ 210
Future income tax liabilities:		
Mineral properties, plant and equipment	$ 337,642	$ 365,491

At December 31, 2006, the Company had Canadian non-capital losses available for tax purposes of $0.7 million that will expire in 2026.

(expressed in United States dollars except where noted, tabular amounts in thousands)

14. SEGMENTED INFORMATION

(a) Operating segment – The Company's operations are primarily directed towards the acquisition, exploration and production of uranium in the natural resources sector.

(b) Geographic segments – The Company's assets and mineral properties, plant and equipment by geographic areas are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
As at December 31, 2006:				
Mineral properties, plant and equipment	$ 768,479	$ 352	$ 56	$ 768,887
Total assets, December 31, 2006	$ 850,063	$ 1,271	$ 120,284	$ 971,618
As at July 31, 2006:				
Mineral properties, plant and equipment	$ 762,169	$ 344	$ 34	$ 762,547
Total assets, July 31, 2006	$ 802,901	$ 3,732	$ 144,392	$ 951,025

(c) Geographic segments – The Company's revenue, expenses and mineral properties, plant and equipment expenditures by geographic areas for the five month period ended December 31, 2006 are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
Mineral properties, plant and equipment expenditures	$ 13,482	$ 8	$ 19	$ 13,509
Revenue	50,449	-	-	50,449
Expenses				
Production costs	9,289	-	-	9,289
Depreciation and depletion	8,416	28	5	8,449
General and administration	-	-	2,637	2,637
Stock-based compensation	-	-	22,162	22,162
Exploration	-	2,914	-	2,914
Other	552	-	-	552
	18,257	2,942	24,804	46,003
Income (loss) from operations	32,192	(2,942)	(24,804)	4,446
Other income	24,553	(63)	2,759	27,249
Income (loss) before income taxes	$ 56,745	$ (3,005)	$ (22,045)	$ 31,695

(expressed in United States dollars except where noted, tabular amounts in thousands)

14. SEGMENTED INFORMATION (continued)

Geographic segments – The Company's revenue, expenses and mineral properties, plant and equipment expenditures by geographic areas for the year ended July 31, 2006 are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
Mineral properties, plant and equipment expenditures	$ 11,997	$ 288	$ 34	$ 12,319
Revenue	23,507	-	-	23,507
Expenses				
Production costs	9,548	-	-	9,548
Depreciation and depletion	5,030	76	1	5,107
General and administration	-	-	5,493	5,493
Stock-based compensation	-	-	9,370	9,370
Exploration	-	2,648	-	2,648
Other	169	-	-	169
	14,747	2,724	14,864	32,335
Income (loss) from operations	8,760	(2,724)	(14,864)	(8,828)
Other income	(40,680)	97	3,871	(36,712)
Loss before income taxes	$ (31,920)	$ (2,627)	$ (10,993)	$ (45,540)

(d) The Company derived 88% and 12% of its revenue from sales to two customers during the five month period ended December 31, 2006 (year ended July 31, 2006 – 100% from one customer).

15. FOREIGN EXCHANGE

A summary of foreign exchange gain (loss) by item is as follows:

	Five months ended December 31, 2006	Year ended July 31, 2006
Unrealized foreign exchange gain (loss) on future income tax liability	$ 24,736	$ (42,602)
Foreign exchange (loss) gain on other items	(1,229)	1,482
Total foreign exchange gain (loss)	$ 23,507	$ (41,120)

The amount of $24.7 million of the total foreign exchange gain of $23.5 million recorded for the five month period ended December 31, 2006 relates to an unrealized foreign exchange gain on translation of the future income tax liabilities arising as a consequence of the purchase of participating interests in Betpak and Kyzylkum.

(expressed in United States dollars except where noted, tabular amounts in thousands)

16. ASSET RETIREMENT OBLIGATION

The Company's asset retirement obligation consists of reclamation and closure costs related to its Akdala mine. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The Company's proportionate share of the present value of future obligations is currently estimated to be $2.9 million (July 31, 2006: $2.0 million). The undiscounted value of this liability is $3.8 million (July 31, 2006: $3.8 million). Approximately 25% of the expenditures will occur between 2011 and 2015 with the balance commencing during 2025. Changes to the asset obligation balance are as follows:

	Five months ended December 31, 2006	Year ended July 31, 2006
Asset retirement obligation, beginning of period	$ 1,953	$ 1,875
Accretion expense	604	78
Revision in estimates and liabilities incurred	299	-
Asset retirement obligation, end of period	$ 2,856	$ 1,953

17. ECONOMIC AND OPERATING ENVIRONMENT

The Company's business activities are located in Kazakhstan. Kazakhstan continues to undergo substantial political, economic and social changes. As an emerging market, Kazakhstan does not possess a well-developed business and regulatory infrastructure that would generally exist in a more mature market economy. Furthermore, the government of Kazakhstan has not yet fully implemented the reforms necessary to create efficient banking, judicial, taxation and regulatory systems that usually exist in more developed markets. As a result, operations in this country involve risks that are not typically associated with those in developed markets. Although in recent years inflation has not been significant in Kazakhstan, certain risks persist in the current environment with results that include, but are not limited to, a currency that is not freely convertible outside of the country, certain currency controls and immature debt and equity markets characterised by low liquidity levels.

Uncertainty regarding political, legal, tax or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the Company's ability to operate commercially. It is difficult for management to estimate what changes may occur or the resulting effect of any such changes on the Company's financial position or future results of operations. The accompanying consolidated financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Company's consolidated financial statements in the period when they become known and can be estimated. While the Company has undertaken customary due diligence in the verification of title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

18. SUBSEQUENT EVENT

On February 11, 2007, UrAsia and sxr Uranium One Inc. ("sxr") entered into a definitive arrangement whereby sxr will acquire all of the outstanding common shares of UrAsia, subject to shareholder and regulatory approval. Under the terms of the arrangement, UrAsia shareholders will receive 0.45 sxr common shares for each UrAsia common share. Each UrAsia warrant and stock option, which previously gave the holder the right to acquire common shares of UrAsia, will be exchanged for a warrant or stock option which gives the holder the right to acquire common shares of sxr on the same basis, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.

As a result of the proposed transaction, the combined company will be held approximately 60% by UrAsia shareholders and approximately 40% by sxr shareholders. Accordingly, if approved, this business combination will be accounted for as a reverse takeover under Canadian generally accepted accounting principles, with UrAsia being identified as the acquirer and sxr as the acquiree. The total purchase price is estimated to be $1.9 billion.

The arrangement provides that UrAsia will pay a break fee of $90 million in certain circumstances, including if the arrangement is terminated by UrAsia in connection with an acceptance of a superior proposal. A break fee of $60 million is payable by sxr in certain circumstances if they terminate the arrangement.

SCHEDULE "B"
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF URASIA
FOR
THE YEAR ENDED JULY 31, 2006 AND
THE PERIOD FROM APRIL 19, 2005 (INCEPTION) TO JULY 31, 2005

URASIA
ENERGY

URASIA ENERGY LTD.
(formerly SIGNATURE RESOURCES LTD.)

Consolidated Financial Statements
For the year ended July 31, 2006

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors' report

To the Shareholders of
UrAsia Energy Ltd.

We have audited the consolidated balance sheets of UrAsia Energy Ltd. (formerly Signature Resources Ltd.) as at July 31, 2006 and 2005, and the consolidated statements of operations, (deficit) retained earnings and cash flows for the year ended July 31, 2006 and for the period from April 19, 2005 (inception) to July 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended July 31, 2006 and for the period from April 19, 2005 (inception) to July 31, 2005 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
November 21, 2006

URASIA ENERGY LTD. (formerly Signature Resources Ltd.)
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	July 31, 2006	July 31, 2005
ASSETS		
Current		
Cash and cash equivalents (Note 4)	$ 128,328	$ 2,630
Restricted cash (Note 12(a))	2,500	-
Accounts receivable	10,173	-
Current portion of loans to joint ventures (Note 5(b))	4,440	-
Inventory (Note 6)	11,940	-
Prepaid expenses	1,177	752
	158,558	3,382
Loans to joint ventures (Note 5(b))	21,000	-
Mineral properties, plant and equipment (Note 7)	762,547	82
Other assets (Note 8)	8,920	1,342
	$ 951,025	$ 4,806
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 6,095	$ 555
Income taxes payable	3,080	-
Short-term loan payable	-	106
	9,175	661
Due to Republic of Kazakhstan (Note 9)	1,046	-
Future income taxes (Note 13)	365,491	-
Asset retirement obligation (Note 16)	1,953	-
	377,665	661
Shareholders' equity		
Share capital (Note 10(b))	612,941	4,094
Contributed surplus (Note 10(b))	9,307	-
(Deficit) retained earnings	(48,888)	51
	573,360	4,145
	$ 951,025	$ 4,806

Commitments and contingencies (Notes 7, 9, 12 and 18)
Subsequent events (Notes 12 and 19)

Approved by the Board:

"Ian Telfer" Director

"Phillip Shirvington" Director

URASIA ENERGY LTD. (formerly Signature Resources Ltd.)

Consolidated Statements of Operations and Retained (Deficit) Earnings

(Expressed in thousands of United States dollars, except share amounts)

	Year ended July 31, 2006	April 19, 2005 (inception date) to July 31, 2005
MINE OPERATIONS		
Revenue from uranium sales	$ 23,507	$ -
Production costs	9,548	-
Depreciation and depletion	5,107	-
Earnings from mine operations	8,852	-
EXPENSES		
General and administration	5,493	91
Stock-based compensation (Note 10(e))	9,370	-
Exploration	2,648	-
Other	169	-
	17,680	91
Loss from operations	(8,828)	(91)
OTHER INCOME (EXPENSE)		
Interest and other income	4,408	10
Foreign exchange (loss) gain (Note 15)	(41,120)	132
	(36,712)	142
(Loss) income before income taxes	(45,540)	51
Provision for (recovery of) income taxes (Note 13)		
Current	5,304	-
Future	(1,905)	-
	3,399	-
Net (loss) income for the period	(48,939)	51
Retained earnings, beginning of period	51	-
Retained (deficit) earnings, end of period	$ (48,888)	$ 51
Loss per share, basic and diluted	$ (0.12)	$ 0.00
Weighted average number of common shares outstanding (000's), basic and diluted	406,239	45,902

URASIA ENERGY LTD. (formerly Signature Resources Ltd.)

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

	Year ended July 31, 2006	April 19, 2005 (inception date) to July 31, 2005
OPERATING ACTIVITIES		
Net (loss) income for the period	$ (48,939)	$ 51
Items not involving cash:		
Depreciation and depletion	5,107	-
Stock-based compensation	9,370	-
Future income taxes	(1,905)	-
Foreign exchange loss	42,662	-
Other	120	-
Changes in non-cash working capital		
Accounts receivable	(4,743)	-
Prepaid expenses	1,012	(747)
Inventory	(3,042)	-
Accounts payable and accrued liabilities	(1,079)	40
Cash used in operating activities	(1,437)	(656)
FINANCING ACTIVITIES		
Issue of common shares, net of issue costs	570,859	4,090
(Repayment of) proceeds from short-term loan	(106)	106
Cash provided by financing activities	570,753	4,196
INVESTING ACTIVITIES		
Acquisition of interest in Betpak, net of cash acquired (Note 3 (b))	(358,224)	-
Acquisition of interest in Kyzyklum, net of cash acquired (Note 3 (c))	(38,925)	-
Acquisition of Signature, net of cash acquired (Note 3 (a))	465	-
Deferred acquisition costs	-	(825)
Cash advances to joint ventures (Note 5(b))	(25,440)	-
Acquisitions of mineral properties, plant and equipment	(12,319)	(85)
Advance cash payment for other assets	(8,675)	-
Restricted cash	(2,500)	-
Cash used in investing activities	(443,618)	(910)
Net cash inflow for the period	125,698	2,630
Cash and cash equivalents, beginning of period	2,630	-
Cash and cash equivalents, end of period	$ 128,328	$ 2,630
Supplemental Information		
Income taxes paid	$ 6,136	$ -
Interest paid	$ 45	$ -

Non-cash transactions

The Company issued common shares, warrants and options valued at $424,000 to acquire Signature (Note 3(a)).

The Company issued common shares valued at $37,500,000 to acquire the Kharassan project (Note 3(c)).

(expressed in United States dollars except where noted, tabular amounts in thousands)

1. **NATURE OF OPERATIONS**

UrAsia Energy Ltd. is a Canadian-based uranium mining and development company that is focused on the development and operation of low cost, in situ leach uranium projects in Central Asia.

These consolidated financial statements reflect the acquisition of UrAsia Energy Holdings Ltd. previously known as UrAsia Energy (B.V.I.) Ltd. ("**UrAsia BVI**") by Signature Resources Ltd. ("**Signature**") on November 7, 2005 (the "**UrAsia Acquisition**"). As the shareholders of UrAsia BVI acquired control of Signature following the UrAsia Acquisition, this business combination, described as a reverse takeover, has been accounted for as an acquisition of Signature by UrAsia BVI (Note 3(a)). The name of Signature was changed to UrAsia Energy Ltd. on November 7, 2005, and the shares of Signature were consolidated on a one for two basis. UrAsia Energy Ltd. and UrAsia BVI are referred to collectively herein as the "**Company**".

UrAsia BVI was incorporated in the British Virgin Islands under the International Companies Act of the British Virgin Islands on April 19, 2005. Comparative consolidated statements of operations, retained earnings and cash flows therefore include the period from April 19, 2005 (inception date) to July 31, 2005.
Signature was originally incorporated as Tuxedo Resources Ltd. on March 31, 1988 under the laws of British Columbia and was admitted to the TSX Venture Exchange ("**TSX-V**") on March 18, 2003 as a natural resource company engaged in the acquisition and exploration of mining properties. On April 20, 2004, Tuxedo Resources Ltd. changed its name to Signature.

2. **BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES**

These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("**Canadian GAAP**"). The preparation of the annual financial statements is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements in the prior year.

Unless where otherwise noted, these consolidated financial statements and their accompanying notes are presented in United States dollars. Canadian dollars are referred to as "**C$**".

The Company has adopted the following significant accounting policies:

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries, including its indirect 70% joint venture interest in Betpak Dala LLP ("**Betpak**") and its indirect 30% joint venture interest in Kyzylkum LLP ("**Kyzylkum**"). The Company's interests in Betpak and Kyzylkum are accounted for by the proportionate consolidation method, as the Company shares joint control over these entities. Under this method, the Company includes in its financial statements its proportionate share of Betpak's and Kyzylkum's assets, liabilities, revenues and expenses.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of consolidation (continued)

The principal mineral properties of the Company are listed below:

Mineral properties	Location	Ownership	Status	Operations and projects owned
Betpak	Kazakhstan	70%	Proportionately consolidated	Akdala mine and South Inkai development project
Kyzylkum	Kazakhstan	30%	Proportionately consolidated	Karassan development project
UrAsia in Kyrgyzstan LLC	Kyrgyzstan	100%	Consolidated	Exploration projects

All significant inter-company transactions and balances have been eliminated upon consolidation.

(b) Functional and reporting currency

The Company's functional and reporting currency is the United States dollar. The Company, its subsidiaries and joint ventures operate in Canada, Kazakhstan and Kyrgyzstan.

The financial statements of the joint ventures and subsidiaries have been translated into United States dollars using the temporal method. The temporal method provides for foreign currency denominated monetary assets and liabilities, which includes future income tax, to be translated into United States dollars at rates of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates and revenues and expenses at average rates of exchange during the period. Exchange gains and losses arising on translation are included in the consolidated statements of operations and deficit.

(c) Cash and cash equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash.

(d) Inventory

Inventories of solutions and uranium concentrates are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Consumable materials and supplies are valued at the lower of average cost or replacement cost.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Mineral properties, plant and equipment

Mineral properties, plant and equipment are recorded at cost less accumulated depreciation and depletion.

Mineral properties represent capitalized expenditures related to the development of mineral properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.

The costs associated with mineral properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mineral properties in Note 7. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves.

Resource value and exploration potential value is noted as non-depletable mineral properties in Note 7. At least annually or when otherwise appropriate, value from the non-depletable category will be transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves. Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable the capitalized costs are written-off. Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. Mine development costs incurred to sustain current production are included in production costs.

Upon sale or abandonment of any mineral property plant and equipment, the cost and related depreciation or depletion, are written off and any gains or losses thereon are included in operations.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Impairment of long-lived assets

Long-lived assets are tested for recoverability annually or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

(g) Environmental protection and asset retirement obligation costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mineral property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the fair value of the liability for an asset retirement obligation is recognized in the period incurred. The net present value of the liability is added to the carrying amount of the associated asset and amortized over the asset's useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of reclamation. The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. Expenditures relating to ongoing environmental programs are charged against operations as incurred.

(h) Revenue recognition

Revenue from uranium sales is recognized, net of value added tax, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured.

(i) Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period in which the change is substantively enacted.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Stock compensation

The Company uses the fair value method of accounting for all stock option awards. Under this method, the Company determines the fair value of the compensation expense for all stock options on the date of grant using an option pricing model. The fair value of the options is expensed over the vesting period of the options.

(k) Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options and warrants with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

(l) Financial Instruments

The Company's financial instruments comprise, primarily, cash and cash equivalents, restricted cash, accounts receivable, loans to joint ventures and accounts payable. The fair value of these financial instruments approximates their carrying values due primarily to their immediate or short-term maturity.

The Company is exposed to fluctuations in interest rates, foreign currency exchange rates and commodity prices. The Company has not entered into any derivative financial instruments to manage fluctuations in these rates.

(m) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

3. ACQUISITIONS

(a) Signature Acquisition

In September 2005, Signature signed a binding letter of agreement with UrAsia BVI pursuant to which Signature agreed to acquire all of the issued and outstanding shares of UrAsia BVI in consideration for the issuance of common shares of Signature. Pursuant to the terms of the agreement, Signature consolidated its common shares on a one for two basis and issued one post-consolidation share of Signature for each issued and outstanding ordinary share of UrAsia BVI.

As the shareholders of UrAsia BVI acquired control of Signature following the UrAsia Acquisition, this transaction is a reverse takeover and has been accounted for as an acquisition of Signature by UrAsia BVI. The purchase price has been determined by reference to the fair value of the net assets acquired from Signature.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. **ACQUISITIONS** (continued)

(a) Signature Acquisition (continued)

The allocation of the purchase price is summarized in the table below:

Purchase price:		
5,935,621 common shares	$	271
Stock options and warrants of Signature		153
	$	424
Fair value of net assets acquired:		
Cash	$	465
Non-cash working capital deficiency		(41)
	$	424

For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed.

(b) Betpak Acquisition

On November 7, 2005, the Company acquired a 70% joint venture interest in Betpak which has 100% interests in the Akdala Mine and the South Inkai Project, both of which are located in the Republic of Kazakhstan. In consideration for its interest, the Company paid a total of $350 million. The remaining 30% interest in Betpak is held by JSC NAC Kazatomprom (**"Kazatomprom"**)

Under terms of the agreement, a bonus payable in cash or shares, capped at $36.4 million, is due based on the uranium reserves discovered on the Akdala and South Inkai properties and surrounding areas during the 12 month period ended Nobember 7, 2006, in excess of the existing uranium reserves and resources. As at November 7, 2006, no additional uranium reserves and resources were discovered on the Akdala and South Inkai properties.

A further bonus payment is payable in cash based on uranium reserves discovered on the South Inkai property in excess of 66,000 tonnes. The payment is based on the Company's share of U_3O_8 in excess of 66,000 tonnes times the average spot price of U_3O_8 times 6.25%. This payment is to be calculated at the end of 2011 and each year thereafter, and paid 60 days after the end of the year in which a payment is due. No payment was due at July 31, 2006.

As security for the bonus payment, the Company has pledged its participatory interest in Betpak (including the shares of a subsidiary) and its share of uranium products produced by Betpak.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. ACQUISITIONS (continued)

(b) Betpak Acquisition (continued)

The allocation of the purchase price is summarized in the table below:

Purchase price:		
Cash	$	350,000
Acquisition costs		7,690
	$	357,690
Fair value of net assets acquired:		
Cash	$	1,981
Mineral properties, plant and equipment		614,494
Other net assets		683
Future income taxes		(259,468)
	$	357,690

For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed.

(c) Kyzylkum Acquisition

On November 7, 2005, the Company acquired a 30% joint venture interest in Kyzylkum which has a 100% interest in the Kharassan Project, located in the south central area of the Republic of Kazakhstan. In consideration for its interest, the Company paid a total of $75 million, including $37.5 million in cash with the balance consisting of the issuance of 24,181,250 common shares.

A bonus payment is due upon commencement of commercial production. The seller initially had an option, exercisable until October 31, 2006, to elect to receive this bonus payment as a cash payment of $24 million or receive 15,476,000 shares of the Company. The seller elected under the terms of the arrangement, to receive 15,476,000 shares of the Company upon commencement of commercial production. This fair value of the contingently issuable shares has not been included as part of the purchase price for Kyzylkum as commencement of commercial production cannot be reasonably determined as at July 31, 2006.

An additional bonus payment of 30% of 12.5% (being an effective 3.75%) of the weighted average spot price of U_3O_8 will be paid on incremental reserves in excess of 55,000 tonnes of U_3O_8 discovered during each fiscal year with payment beginning within 60 days of the end of the 2008 calendar year. No payment was due at July 31, 2006.

The Company is responsible for arranging project financing of $80,000,000 for the construction and commissioning of a mine in respect of the Kharassan Project. As security for this obligation and the obligation to make the bonus payments referred to above, the Company has granted a security interest over the shares of a subsidiary holding the Company's interest in Kharassan.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. **ACQUISITIONS** (continued)

(c) Kyzylkum Acquisition (continued)

The allocation of the purchase price is summarized in the table below:

Purchase price		
Cash	$	37,500
24,181,250 common shares		37,500
Acquisition costs		1,509
	$	76,509
Fair value of net assets acquired:		
Cash	$	84
Mineral properties, plant and equipment		141,487
Other net assets		13
Future income taxes		(65,075)
	$	76,425

For the purpose of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed.

4. **CASH AND CASH EQUIVALENTS**

	July 31, 2006	July 31, 2005
Cash	$ 61,028	$ 2,630
Money maket instruments, including cashable Guaranteed Investment Certificates and Bankers Depository Notes	67,300	-
	$ 128,328	$ 2,630

5. **JOINT VENTURES**

(a) Proportionate Interest in Joint Ventures

The Company owns a 70% interest in Betpak and a 30% interest in Kyzylkum. The Company's proportionate shares of assets and liabilities are as follows:

	July 31, 2006		
	Betpak	Kyzylkum	Total
Current assets	$ 24,761	$ 6,923	$ 31,684
Mineral properties, plant and equipment	618,019	143,874	761,893
Other assets	780	-	780
Current liabilities	(6,710)	(160)	(6,870)
Loans to joint ventures	(4,394)	(21,046)	(25,440)
Due to Republic of Kazakhstan	(1,046)	-	(1,046)
Future income taxes	(291,803)	(73,643)	(365,446)
Asset retirement obligation	(1,953)	-	(1,953)
Net assets	$ 337,654	$ 55,948	$ 393,602

(expressed in United States dollars except where noted, tabular amounts in thousands)

5. JOINT VENTURES (continued)

(a) Proportionate Interest in Joint Ventures (continued)

The Company's proportionate share of Betpak and Kyzylkum's revenues, expenses, net loss and cash flows are as follows:

	Year ended July 31, 2006		
	Betpak	Kyzylkum	Total
Revenues	$ 23,507	$ -	$ 23,507
Expenses	(13,181)	12	(13,169)
Foreign exchange loss	(32,933)	(8,326)	(41,259)
Loss before income taxes	(22,607)	(8,314)	(30,921)
Provision for income taxes	(3,290)	(106)	(3,396)
Net loss	$ (25,897)	$ (8,420)	$ (34,317)
Cash provided by operating activities	6,637	307	6,944
Cash advances to joint ventures	9,870	9,020	18,890
Cash used in investing activities	(13,095)	(2,503)	(15,598)
Net increase in cash	$ 3,412	$ 6,824	$ 10,236

(b) Loans to Joint Ventures

Since acquiring Betpak the Company advanced $14.1 million to Betpak in December 2005. The loan bears interest at LIBOR plus 1.5% per annum, and is repayable on May 31, 2007. As at July 31, 2006 the total amount receivable from Betpak was $14,648,000 including interest accrued on the loan (Note 19(b)).

Pursuant to its obligation to provide project financing for construction and commissioning of the Kharassan Project in the amount of $80 million on or before December 31, 2007 the Company has advanced $30 million to Kyzylkum at July 24, 2006. The loan bears interest at LIBOR plus 1.5% per annum, with interest payable on a semi-annual basis commencing December 2006. The principal amount is to be repaid in six equal consecutive amounts on a semi-annual basis commencing in June 2008. As at July 31, 2006 the total amount receivable from Kyzylkum was $30,065,000 including interest accrued (Note 19(b)).

Below is a summary of loans to joint ventures adjusted for the Company's proportionate share of cash advanced:

	July 31, 2006		
	Betpak	Kyzylkum	Total
Principal and interest	$ 4,394	$ 21,046	$ 25,440
Less current portion	(4,394)	(46)	(4,440)
Long-term portion	$ -	$ 21,000	$ 21,000

The Company had no joint venture interests at July 31, 2005.

(expressed in United States dollars except where noted, tabular amounts in thousands)

6. INVENTORY

	July 31, 2006	July 31, 2005
Materials and supplies	$ 1,180	$ -
Solutions and uranium concentrates	10,760	-
	$ 11,940	$ -

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

The following table summarizes the Company's mineral properties, plant and equipment:

	July 31, 2006			July 31, 2005
	Cost	Depreciation and depletion	Net book value	Net book value
Mineral properties	$ 754,605	$ (9,656)	$ 744,949	$ -
Plant and equipment	18,182	(584)	17,598	82
	$ 772,787	$ (10,240)	$ 762,547	$ 82

A summary by property of the net book value is as follows:

	Mineral properties			Plant and equipment	July 31, 2006	July 31, 2005
	Depletable	Non-depletable	Total			
Akdala mine	$ 126,638	$ 74,358	$ 200,996	$ 16,831	$ 217,827	$ -
South Inkai project	-	400,193	400,193	-	400,193	-
Kharassan project	-	143,627	143,627	247	143,874	-
Kyrgyzstan exploration	-	133	133	211	344	-
Corporate and other	-	-	-	309	309	82
	$ 126,638	$ 618,311	$ 744,949	$ 17,598	$ 762,547	$ 82

The Akdala Contract No. 647 dated March 28, 2001 for exploration and development of the uranium deposit at the Akdala field in Southern Kazakhstan as amended by amendments No. 943 dated May 23, 2002, No. 1423 dated June 7, 2004, which assigned the contract to Betpak, and No. 1712 dated April 25, 2005 (the "**Akdala Contract**") is for a period of 25 years commencing on March 28, 2001 and expiring on March 27, 2026. The Akdala Contract provides for a commercial discovery bonus of 0.05% of the value of extractable reserves in excess of a defined base reserve and a royalty varying between 1.3% and 2.2% depending on the uranium price. These payments are included in production costs.

On September 15, 2005, Kazatomprom, owner of the subsoil use rights to explore and extract uranium from the Plot No. 4 of South Inkai deposit in southern Kazakhstan pursuant to Contract No. 1830, transferred its subsoil use rights to Betpak (the "**South Inkai Contract**"). The South Inkai Contract for subsoil use rights covers a period of 24 years, commencing July 8, 2005. The South Inkai Contract provides for a commercial discovery bonus of 0.05% of the value of extractable reserves in excess of a defined base reserve and a royalty 0.5% of the average sales price of first commercial product.

(expressed in United States dollars except where noted, tabular amounts in thousands)

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

Betpak is also required, commencing no later than 2010, to drill up to 240 exploration wells and expend an aggregate of $6.0 million on an exploration program for the South Inkai property. In terms of the South Inkai Contract Betpak is required to build a pilot production facility at an estimated cost of $5.5 million to produce 300 tonnes of uranium.

The Kharassan Contract No. 1799 dated July 8, 2005, for exploration and production of uranium at the Kharassan-1 field in Southern Kazakhstan (the "**Kharassan Contract**"), amended by amendment No. 1829 dated September 15, 2005, is for a period of 29 years commencing on July 8, 2005 and expiring on July 7, 2034. The Kharassan Contract contemplates an exploration period of four years and a production period of 25 years. During the exploration period an annual work program must be submitted to the appropriate government body for approval. The contract provides the Republic of Kazakhstan with a priority right to purchase uranium produced from the Kharassan property. A royalty will be charged at a rate of 0.5% of the uranium produced.

The Company owns seven exploration licenses to explore for uranium in Kyrgyzstan.

8. OTHER ASSETS

A summary of other assets is provided below:

	July 31, 2006	July 31, 2005
Prepaid drill rigs (Note 12 (b))	$ 8,093	$ -
Deferred pre-acquisition costs	-	1,342
Future income tax assets (Note 13)	210	-
Other	617	-
	$ 8,920	$ 1,342

9. DUE TO REPUBLIC OF KAZAKHSTAN

At July 31, 2006, Betpak was obligated to reimburse the Government of Kazakhstan for $1,494,000 in respect of the historical cost of geologic studies performed in respect of the Akdala property, of which $1,046,000 is proportionately attributable to the Company. Pursuant to the Akdala Contract, Betpak is obligated to reimburse the cost of the geologic studies in 40 equal, quarterly instalments, commencing January 1, 2008 and ending

December 31, 2017. Should Betpak default on these payments, Kazatomprom retains the right to seize ownership of the Akdala Contract.

(expressed in United States dollars except where noted, tabular amounts in thousands)

9. DUE TO REPUBLIC OF KAZAKHSTAN (continued)

Pursuant to the South Inkai Contract, Betpak is obligated to reimburse the cost of geologic studies of the region aggregating $1,749,000, of which $1,200,000 is proportionately attributable to the Company. The payments are to be made as to $35,000 on signing of the contract, which has been paid and the remaining $1,714,000 to be paid as to $66.00 per tonne of uranium produced. The remaining balance is a contingent liability and has not been recorded as South Inkai is a development property. Should Betpak default on these payments, Kazatomprom retains the right to seize ownership of the South Inkai contract.

Pursant to the Kharassan Contract, at July 31, 2006, Kyzylkum was obligated to reimburse the Government of Kazakhstan for $2,059,000 in respect of the historic cost of geologic studies performed in respect of the Kharassan property, of which $618,000 is proportionately attributable to the Company. The payments are to be made as to $31,000 on signing of the contract, which occurred during April 2006, and the remaining $2,028,000 to be paid as to $66.00 per tonne of uranium produced. The remaining balance is a contingent liability and has not been recorded as Kharassan is a development property.

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS

(a) Authorized

Unlimited common shares with no par value
Unlimited preference shares with no par value

(b) Issued and fully paid common shares

	Number of shares *	Share capital	Contributed surplus
Issued pursuant to:			
Incorporation	57,500,000	$ 5	$ -
Private placement, net of share issue costs (i)	12,900,000	4,089	-
Balance, July 31, 2005	70,400,000	4,094	-
Issued pursuant to:			
August private placement (ii)	39,000,000	45,787	-
November private placement (iii)	280,000,000	407,044	-
Acquisition of Signature (Note 3(a))	5,935,621	271	153
Acquisition of Kyzylkum (Note 3(c))	24,181,250	37,500	-
February private placement (iv)	56,436,250	116,993	
Grant of stock options	-	-	9,370
Exercise of warrants	3,219,750	673	-
Exercise of options	550,000	579	(216)
Balance, July 31, 2006	479,722,871	$ 612,941	$ 9,307

* After giving effect to the share consolidation (see Note 1).

(i) On June 15, 2005, the Company completed a non-brokered private placement of 12,900,000 common shares at a price of $0.32 (C$0.40) per share. In connection with this private placement, share issue costs of $4,000 were incurred.

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(b) Issued and fully paid common shares (continued)

(ii) On August 26, 2005, the Company completed a brokered private placement of 39,000,000 subscription receipts of the Company at a price of $1.25 (C$1.50) per subscription receipt, with each subscription receipt exercisable, for no additional consideration, into one common share, subject to the terms and conditions of the subscription receipt agreement. In connection with this private placement, share issue costs of $3,138,000 were incurred.

(iii) On November 7, 2005, the Company completed a brokered private placement of 280,000,000 subscription receipts (including the agents' option), each exercisable into one common share for no further consideration pursuant to the private placement at a price of $1.53 (C$1.80) per subscription receipt. In connection with this private placement, share issue costs of $21,357,000 were incurred.

(iv) On February 24, 2006, the Company completed an underwritten public offering of 39,225,000 common shares of the Company at a price of $2.22 (C$2.55) per common share (the "Issue Price"). The underwriters exercised their option to purchase an additional 9,850,000 common shares at the Issue Price, resulting in gross proceeds of approximately $108,648,000 (C$125,141,000). In connection with this private placement, share issue costs of $8,151,000 were incurred.

On February 28, 2006, the lead underwriter exercised in full, a greenshoe option to purchase up to 7,361,250 additional common shares of the Company at the Issue Price. The exercise of the greenshoe option resulted in additional gross proceeds of $16,495,000 (C$18,771,200).

The total proceeds from the issuance of 56,436,250 common shares therefore amounted to $125,143,000 (C$143,912,000).

As at July 31, 2006, there were no shares (July 31, 2005: 112,500) held in escrow.

(c) Stock Options

The Company has a "rolling" Stock Option Plan (the "**Plan**") in compliance with the TSX-V's policy for granting stock options. Under the Plan, the number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding shares at the date of the grant. The exercise price of each option shall not be less than the market price of the Company's common shares at the date of grant. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price is fixed by the board of directors of the Company at the time of grant, subject to all applicable regulatory requirements.

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(c) Stock Options (continued)

A summary of the changes in outstanding stock options is presented below:

	Number of options	Weighted average exercise price
Balance, August 1, 2005	-	-
Stock options issued on Signature		
Acquisition (Note 3(a))	500,000	C$0.53
Granted	11,855,000	C$2.16
Exercised	(550,000)	C$0.76
Forfeited or expired	(20,000)	C$1.80
Balance, July 31, 2006	11,785,000	C$2.16

The following table summarizes information about the stock options outstanding and exercisable at July 31, 2006:

Outstanding	Exercisable	Exercise price	Expiry date
50,000	50,000	C$0.56	April 26, 2010
350,000	262,500	C$1.80	November 7, 2007
7,130,000	4,304,497	C$1.80	November 7, 2015
400,000	133,333	C$1.80	December 9, 2015
1,250,000	1,250,000	C$2.90	February 28, 2016
400,000	133,332	C$2.92	March 2, 2016
810,000	269,999	C$3.00	April 3, 2016
525,000	174,999	C$3.20	April 20, 2016
870,000	289,997	C$2.65	July 7, 2016
11,785,000	6,868,657		

(d) Warrants

A summary of the changes in outstanding warrants is presented below:

	Number of warrants	Weighted average exercise price
Balance, August 1, 2005	-	-
Warrants issued on Signature		
Acquisition (Note 3(a))	3,968,750	C$0.23
Exercised	(3,219,750)	C$0.24
Balance, July 31, 2006	749,000	C$0.20

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(d) Warrants (continued)

The following table summarizes information about the warrants outstanding and exercisable at July 31, 2006:

Number of warrants	Exercise price	Expiry date
749,000	C$0.20	April 25, 2007

(e) Stock based compensation

The fair value of the 11,835,000 options granted was $12,928,000 of which $9,370,000 has been recorded in the statement of operations as stock-based compensation, with a corresponding credit to contributed surplus disclosed separately in shareholders' equity. The remaining fair value will be recorded in the results of operations over the vesting period. The following weighted average assumptions were used for the Black-Scholes valuation of the stock options granted:

Risk-free interest rate	4%
Expected life	10 years
Annualized volatility	38%
Dividend rate	0%

11. RELATED PARTY TRANSACTIONS

During the year ended July 31, 2006, the Company incurred the following expenses with companies related by way of directors/and or officers in common:

(a) Transaction success fees totalling $4,250,000 were paid to Endeavour Financial International Corporation (**"Endeavour"**), a company related by way of a common director, and are included in mineral properties, plant and equipment as part of the cost of acquiring Betpak and Kyzylkum; Endeavour was also paid a financing fee of $1,253,000 in relation to the underwritten public offering of the Company; Endeavour was also paid fees for financial advisory services totalling $120,000 and office rent and overhead totalling $26,837. At July 31, 2006 no amounts were owed to Endeavour (2005 - $Nil).

(b) A company related to a director charged $830,130 for air transportation services; of this amount $383,505 is included in accounts payable at July 31, 2006 (2005 - $Nil).

(c) A person related to a director received $43,500 for office rent and services. At July 31, 2006 no amounts were owed to this person (2005 - $Nil).

(d) A company controlled by a related party received $36,000 for office rent and services. At July 31, 2006 no amounts were owed to this company (2005 - $Nil).

(e) On November 7, 2005, the Company granted 450,000 stock options to Endeavour, exercisable at $1.53 (C$1.80) per share until November 7, 2015, which had a fair value of $386,000.

(expressed in United States dollars except where noted, tabular amounts in thousands)

11. RELATED PARTY TRANSACTIONS (continued)

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. COMMITMENTS

Commitments related to the Akdala, South Inkai and Kharassan mineral properties are disclosed in Notes 3 and 7. In addition, the Company has the following commitments:

(a) On February 10 and May 30, 2006, the Company entered into two sales agreements for the supply of uranium concentrates from the Akdala uranium mine in the Republic of Kazakhstan. These contracts included performance bonds in the form of two Irrevocable Stand-by Letters of Credit for the amount of $2,000,000 and $500,000, which were issued by the Company in favour of a buyer on March 7, 2006 and June 26, 2006. These Letters of Credit will expire on February 7, 2007 and on April 30, 2007 or upon successful performance under the purchase contracts, whichever occurs first. The Company has secured the Stand by Letters of Credit with the cash amount of $2,500,000.

(b) On February 16, 2006, the Company entered into an agreement for the purchase of eight U.S.-built GEFCO drill rigs to supplement the current drill program in Kazakhstan. The contract is for a total of $12,949,000, of which $8,093,000 was paid by July 31, 2006 and is included in other assets. The balance, including the amount of $1,619,000 paid in September 2006, is payable over the next year.

(c) On June 1, 2005, the Company entered into a financial advisory agreement with Endeavour. Endeavour charges $10,000 per month and may also earn success fees on certain transactions. The initial term of the agreement was for 12 months after which it continues in force on a month-to-month basis, subject to termination on 30 days written notice by either party.

(d) Effective November 2005, the Company engaged Vanguard Shareholder Solutions Inc. to provide public relations services to the Company. For its services, Vanguard charges C$10,000 per month plus expenses. The term of the agreement is 12 months. The Company has granted Vanguard 350,000 stock options at a price of C$1.80 per share for a period of 2 years, subject to a 12 month vesting schedule.

(expressed in United States dollars except where noted, tabular amounts in thousands)

13. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	Year ended July 31, 2006	April 19, 2005 to July 31, 2005
(Loss) income before income taxes	$ (45,540)	$ 51
Combined federal and provincial tax rate	34.12%	35.60%
Expected income tax recovery	(15,534)	$ 18
Increase (decrease) in taxes resulting from:		
Difference between Canadian tax rate and rates applicable to subsidiaries in other countries	1,860	-
Increase in valuation allowance	1,823	-
Foreign exchange	13,054	(18)
Permanent difference	(250)	-
Non-deductible expenditures	3,197	-
Other	(751)	-
Income tax provision	$ 3,399	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	July 31, 2006	July 31, 2005
Future income tax assets:		
Non-capital loss carryforwards	$ 1,691	$ -
Share issue costs and other	2,523	
Less: valuation allowance	(4,004)	-
Future income tax assets	$ 210	$ -
Future income tax liabilities:		
Mineral properties, plant and equipment	$ 365,491	$ -

At July 31, 2006, the Company had non-capital losses available for tax purposes of $6,500,000 that expire from 2011 to 2026.

(expressed in United States dollars except where noted, tabular amounts in thousands)

14. SEGMENTED INFORMATION

(a) Operating segment – The Company's operations are primarily directed towards the acquisition, exploration and production of uranium in the natural resources sector.

(b) Geographic segments – The Company's assets, revenues and expenses by geographic areas for the year ended July 31, 2006 are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
Mineral properties, plant and equipment	$ 762,169	$ 344	$ 34	$ 762,547
Total assets	802,901	3,732	144,392	951,025
Plant and equipment expenditures	11,997	288	34	12,319
Revenues	23,507	-	-	23,507
Expenses				
Production costs	9,548	-	-	9,548
Depreciation and depletion	5,030	76	1	5,107
General and administration	-	-	5,493	5,493
Stock-based compensation	-	-	9,370	9,370
Exploration	-	2,648	-	2,648
Other	169	-	-	169
	14,747	2,724	14,864	32,335
Income (loss) from operations	8,760	(2,724)	(14,864)	(8,828)
Other (loss) income	(40,680)	97	3,871	(36,712)
Loss before income taxes	$ (31,920)	$ (2,627)	$ (10,993)	$ (45,540)

(c) In the period from April 19, 2005 (inception date) to July 31, 2005 all operations, assets and liabilities of the Company were located primarily in Cayman Islands.

(d) The Company derived all of its revenue from sales to two customers during the year ended July 31, 2006.

(expressed in United States dollars except where noted, tabular amounts in thousands)

15. FOREIGN EXCHANGE

A summary of foreign exchange (loss) gain by item is as follows:

	Year ended July 31, 2006	April 19, 2005 to July 31, 2005
Unrealized foreign exchange loss on future income tax liability	$ (42,602)	$ -
Foreign exchange gain on other items	1,482	132
	$ (41,120)	$ 132

The amount of $42,602,000 of the total foreign exchange loss of $41,120,000 recorded for the year ended July 31, 2006 relates to unrealized foreign exchange loss on translation of the future income tax liabilities arising as a consequence of the purchase of participating interests in Betpak and Kyzylkum.

16. ASSET RETIREMENT OBLIGATION

The Company estimates undiscounted future reclamation costs for its Akdala Mine to be $5,355,000 (70% - $3,749,000).

The following is a summary of the significant assumptions on which the discounted carrying amount of the asset retirement obligation is based:

(i) Credit-adjusted risk-free discount rate is 5%;

(ii) The expected timing of estimated future cash outflows is based on life-of-mine plans. Approximately 18% of the expenditures will occur between 2011 and 2015 with the balance commencing during 2025.

	July 31, 2006	July 31, 2005
Liability arising from acquisition of Betpak (Note 3(b))	$ 1,875	$ -
Accretion expense	78	-
Asset retirement obligation	$ 1,953	$ -

17. ECONOMIC AND OPERATING ENVIRONMENT

The Company's business activities are located in Kazakhstan. Kazakhstan continues to undergo substantial political, economic and social changes. As an emerging market, Kazakhstan does not possess a well-developed business and regulatory infrastructure that would generally exist in a more mature market economy. Furthermore, the government of Kazakhstan has not yet fully implemented the reforms necessary to create efficient banking, judicial, taxation and regulatory systems that usually exist in more developed markets. As a result, operations in this country involve risks that are not typically associated with those in developed markets. Although in recent years inflation has not been significant in Kazakhstan, certain risks persist in the current environment with results that include, but are not limited to, a currency that is not freely convertible outside of the country, certain currency controls and immature debt and equity markets characterised by low liquidity levels.

(expressed in United States dollars except where noted, tabular amounts in thousands)

17. ECONOMIC AND OPERATING ENVIRONMENT (continued)

Uncertainty regarding political, legal, tax or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the Company's ability to operate commercially. It is difficult for management to estimate what changes may occur or the resulting effect of any such changes on the Company's financial position or future results of operations. The accompanying consolidated financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Company's consolidated financial statements in the period when they become known and can be estimated. While the Company has undertaken customary due diligence in the verification of title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

18. CONTINGENCIES

(a) In accordance with the subsoil contracts, the Company is obliged to carry medical insurance, insurance against accidents during production and occupational diseases to its employees. At July 31, 2006, the Company believes it had sufficient insurance policies in force in respect of public liability and other insurable risks.

(b) Due to the complexity and nature of the Company's operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

19. SUBSEQUENT EVENTS

(a) The Company's common shares were admitted to trading on the Alternative Investment Market of the London Stock Exchange on August 25, 2006.

(b) Subsequent to July 31, 2006, the Company made the following additional loans to its Joint Ventures in Kazakhstan:

(i) Betpak: in accordance with terms of the Loan Agreement dated June 28, 2006 a loan totalling $25,000,000 was extended to Betpak in August and November 2006 at an interest rate of LIBOR plus 1.5% and repayable before June 28, 2009. As a result, the principal amounts outstanding under loan agreements total $39,100,000.

(ii) Kyzylkum: an additional amount of $18,000,000 was extended in terms of the current loan agreement dated June 28, 2006, which carries interest at LIBOR plus 1.5% and is repayable by June 28, 2011. As a result, the principal amount outstanding under this loan agreement is $48,000,000.

(c) On October 20, 2006, the Company concluded an agreement with owners of a drilling company in Kazakhstan, Joint Drilling LLP, whereby the Company has acquired a 50% interest for $3,775,000 payable in cash. In exchange, it has been agreed that Joint Drilling will purchase at cost, two of the GEFCO drill rigs currently being delivered to Kazakhstan. The drill rigs, together with the remaining six being bought by the Company, will be used to accelerate and complement the drilling being undertaken on the Akdala, South Inkai and Kharassan properties.

SCHEDULE "C"
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF URASIA
FOR
THE THREE MONTH PERIODS ENDED MARCH 31, 2007 AND APRIL 30, 2006

URASIA ENERGY

URASIA ENERGY LTD.

Interim Consolidated Financial Statements

March 31, 2007

(Unaudited – Prepared by Management)

URASIA ENERGY LTD.

Consolidated Balance Sheets

(Unaudited – prepared by management)

(United States dollars in thousands)

		As at	
	Note	March 31, 2007	December 31, 2006
Assets			
Current assets			
Cash and cash equivalents	2	$ 104,751	$ 61,838
Restricted cash		500	500
Accounts receivable		30,943	48,311
Current portion of loans to joint ventures	3(b)	609	13,488
Inventory	4	9,709	12,044
Prepaid expenses and other		1,153	875
		147,665	137,056
Loans to joint ventures	3(b)	40,600	39,850
Mineral properties, plant and equipment	5	777,888	768,887
Other assets	6	33,797	25,825
		$ 999,950	$ 971,618
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities		$ 16,246	$ 12,947
Income taxes payable		7,237	1,018
		23,483	13,965
Due to Republic of Kazakhstan		1,492	1,466
Future income taxes		344,418	337,642
Asset retirement obligation		3,013	2,856
		372,406	355,929
Shareholders' equity			
Share capital	7(a)	614,414	613,607
Contributed surplus	7(a)	34,363	31,286
Deficit		(21,233)	(29,204)
		627,544	615,689
		$ 999,950	$ 971,618

Commitments and contingencies (Notes 7(d), 9, 12)

Subsequent events (Note 12)

URASIA ENERGY LTD.
Consolidated Statements of Operations and Deficit
(Unaudited – prepared by management)
(United States dollars in thousands, except per share amounts)

	Note	Three months ended March 31, 2007	Three months ended April 30, 2006
Mine operations			
Revenue from uranium sales		$ 41,730	$ 14,383
Production costs		7,043	3,863
Depreciation and depletion		4,859	976
Earnings from mine operations		29,828	9,544
Expenses			
General and administration		1,304	856
Stock-based compensation	7(e)	3,377	3,370
Exploration		1,459	1,086
Other		161	255
		6,301	5,567
Income from operations		23,527	3,977
Other income (loss)			
Interest and other income		2,203	1,489
Foreign exchange loss	11	(7,431)	(12,403)
		(5,228)	(10,914)
Income (loss) before income taxes		18,299	(6,937)
Provision for (recovery of) income taxes			
Current		12,528	5,388
Future		(2,200)	(257)
		10,328	5,131
Net income (loss) and comprehensive income (loss) for the period		7,971	(12,068)
Deficit, beginning of period		(29,204)	(4,655)
Deficit, end of period		$ (21,233)	$ (16,723)
Earnings (loss) per share:			
Basic		$ 0.02	$ (0.03)
Diluted	7(f)	$ 0.02	$ (0.03)
Weighted average number of shares outstanding (000's):			
Basic		480,726	460,476
Diluted	7(f)	492,636	460,476

URASIA ENERGY LTD.

Consolidated Statements of Cash Flows

(Unaudited – prepared by management)

(United States dollars in thousands)

	Note	Three months ended March 31, 2007	Three months ended April 30, 2006
Operating activities			
Net income (loss) for the period		$ 7,971	$ (12,068)
Items not involving cash:			
Depreciation and depletion		4,859	976
Stock-based compensation		3,377	3,370
Future income taxes		(2,200)	(257)
Unrealized foreign exchange loss		7,217	13,988
Other		-	103
Changes in non-cash working capital:			
Accounts receivable		20,507	(14,379)
Accrued interest receivable on loans to joint ventures		349	-
Prepaid expenses and other		(198)	(10,658)
Inventory		1,501	849
Accounts payable and accrued liabilities		2,143	5,799
Income taxes payable		5,892	(28)
Cash provided by (used in) operating activities		51,418	(12,305)
Financing activities			
Issue of common shares, net of issue costs		507	117,428
Cash provided by financing activities		507	117,428
Investing activities			
Acquisition of interest in Betpak		-	(600)
Acquisition of interest in Kyzyklum		-	(124)
Cash advances to joint ventures	3(b)	(7,000)	(5,416)
Cash proceeds from joint ventures	3(b)	18,780	-
Acquisition of mineral properties, plant and equipment		(16,693)	(3,652)
Advance cash payment for other assets		(4,313)	(206)
Restricted cash		-	(2,000)
Cash used in investing activities		(9,226)	(11,998)
Effect of foreign exchange rate changes on cash and cash equivalents		214	-
Net cash inflow for the period		42,913	93,125
Cash and cash equivalents, beginning of period		61,838	48,151
Cash and cash equivalents, end of period		$ 104,751	$ 141,276

Supplemental Information:

Income taxes paid		$ 5,830	$ 990
Interest paid		$ -	$ 25

(expressed in United States dollars except where noted, tabular amounts in thousands)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

UrAsia Energy Ltd. ("Company") is a Canadian-based uranium mining and development company that is focused on the development and operation of low cost, in situ leach uranium projects in Central Asia.

These interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation. The results of operations for the three month period ended March 31, 2007 are not necessarily indicative of the results expected for the full year. These interim unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods set forth in Note 2 to the Company's audited consolidated financial statements as at and for the period ending December 31, 2006 and should be read in conjunction with those audited financial statements and notes thereto. The Companies accounting policies have been consistently followed except that the Company has adopted the following CICA standards effective January 1, 2007:

(a) Section 3855 – Financial Instruments – Recognition and Measurement

Section 3855 requires that all financial assets except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and are not adjusted to fair market value.

(b) Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company's assets that result from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses such as changes in currency adjustment relating to self-sustaining foreign operations; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges or the net investment in self-sustaining foreign operations.

The classification of the Company's financial instruments as at January 1, 2007 and their subsequent changes to March 31, 2007 have resulted in no material gains or losses that require separate presentation in other comprehensive income.

These consolidated financial statements include the accounts of the Company, its subsidiaries and the Company's indirect 70% joint venture interest in Betpak Dala LLP ("Betpak") and indirect 30% joint venture interest in Kyzylkum LLP ("Kyzylkum"). The Company's interests in Betpak and Kyzylkum are accounted for by the proportionate consolidation method, as the Company shares joint control over these entities. Under this method, the Company includes in its financial statements its proportionate share of Betpak's and Kyzylkum's assets, liabilities, revenues and expenses.

(expressed in United States dollars except where noted, tabular amounts in thousands)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION (continued)

The principal mineral properties of the Company are listed below:

Mineral properties	Location	Ownership	Status	Operations and projects owned
Betpak	Kazakhstan	70%	Proportionately consolidated	Akdala mine and South Inkai development project
Kyzylkum	Kazakhstan	30%	Proportionately consolidated	Kharassan development project
UrAsia in Kyrgyzstan LLC	Kyrgyzstan	100%	Consolidated	Exploration projects

All inter company transactions and balances have been climinated upon consolidation.

Comparative Figures

During 2006, the Company changed its fiscal year end from July 31 to December 31. Due to the different year end in the comparative reporting period, figures for the three month period ended March 31, 2006 were not prepared, the most closely comparative period in the prior period based on the July 31 fiscal year end were the three months ended April 30, 2006, hence the comparative figures presented in the statements of operations and cash flows are for the three months ended April 30, 2006.

2. CASH AND CASH EQUIVALENTS

	As at March 31, 2007	As at December 31, 2006
Cash	$ 31,117	$ 21,624
Money market instruments, including cashable Guaranteed Investment Certificates, Bearer Deposit Notes and Commercial Papers	73,634	40,214
Total cash and cash equivalents	$ 104,751	$ 61,838

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. JOINT VENTURES

(a) Proportionate interest in Joint Ventures

The Company owns a 70% interest in Betpak and a 30% interest in Kyzylkum. The Company's proportionate shares of assets and liabilities are as follows:

	Betpak	Kyzylkum	Total
As at March 31, 2007:			
Cash	$ 8,642	$ 2,569	$ 11,211
Other current assets	17,980	6,921	24,901
Mineral properties, plant and equipment	627,482	149,923	777,405
Other assets	10,868	2,085	12,953
Current liabilities	(8,309)	(243)	(8,552)
Loans to joint ventures	-	(41,209)	(41,209)
Due to Republic of Kazakhstan	(1,492)	-	(1,492)
Future income taxes	(273,960)	(70,414)	(344,374)
Asset retirement obligation	(3,013)	-	(3,013)
Net assets	$ 378,198	$ 49,632	$ 427,830
As at December 31, 2006:			
Cash	$ 5,321	$ 3,655	$ 8,976
Other current assets	56,424	1,757	58,181
Mineral properties, plant and equipment	617,740	150,739	768,479
Other assets	10,732	1,679	12,411
Current liabilities	(3,717)	(154)	(3,871)
Loans to joint ventures	(18,986)	(34,352)	(53,338)
Due to Republic of Kazakhstan	(1,466)	-	(1,466)
Future income taxes	(268,938)	(68,662)	(337,600)
Asset retirement obligation	(2,856)	-	(2,856)
Net assets	$ 394,254	$ 54,662	$ 448,916

The Company's proportionate share of Betpak and Kyzylkum's revenue, expenses, net income and cash flows for the three months ended March 31, 2007 are as follows:

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. JOINT VENTURES (continued)

(a) Proportionate interest in Joint Ventures (continued)

	Three months ended March 31, 2007		
	Betpak	Kyzylkum	Total
Revenue	$ 41,730	$ -	$ 41,730
Expenses	(11,611)	-	(11,611)
Foreign exchange loss	(6,139)	(1,394)	(7,533)
Income (loss) before income taxes	23,980	(1,394)	22,586
Provision for income taxes	(10,659)	-	(10,659)
Net income (loss)	$ 13,321	$ (1,394)	$ 11,927
Cash provided by operating activities	59,510	288	59,798
Cash advances to joint ventures	(43,820)	3,000	(40,820)
Cash used in investing activities	(12,369)	(3,750)	(16,119)
Net increase (decrease) in cash	$ 3,321	$ (462)	$ 2,859

The Company's proportionate share of Betpak and Kyzylkum's revenue, expenses, net income and cash flows for the three months ended April 30, 2006 are as follows:

	Three months ended April 30, 2006		
	Betpak	Kyzylkum	Total
Revenue	$ 14,383	$ -	$ 14,383
Expenses	(25,401)	(4,719)	(30,120)
Foreign exchange loss	10,163	2,348	12,511
Loss before income taxes	(855)	(2,371)	(3,226)
Provision for income taxes	(5,131)	-	(5,131)
Net loss	$ (5,986)	$ (2,371)	$ (8,357)
Cash provided by operating activities	1,461	82	1,543
Cash (proceeds from) advances to joint ventures	(488)	2,207	1,719
Cash used in investing activities	(6,179)	(525)	(6,704)
Net increase (decrease) in cash	$ (5,206)	$ 1,764	$ (3,442)

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. JOINT VENTURES (continued)

(b) Loans to Joint Ventures

The following loans have been made to Betpak Dala:	As at March 31, 2007	As at December 31, 2006
Loan advanced in December 2005. The loan bears interest at LIBOR plus 1.5% per annum, with principal and interest amounts payable before May 31, 2007.	$ -	$ 14,100
Pursuant to its commitment to provide project financing for construction and commissioning of the South Inkai Project, the Company has made the following loans to Betpak: Loan advanced in August 2006 The loan bears interest at LIBOR plus 1.5% per annum, with principal and interest amounts payable on a semi-annual basis commencing February 2007.	-	15,000
Loan advanced in November 2006 The loan bears interest at LIBOR plus 1.5% per annum, with principal and interest amounts payable on a semi-annual basis commencing May 2007.	-	10,000
Loan advanced in November 2006 The loan bears interest at LIBOR plus 6% and is payable before February 12, 2007.	-	23,500
	-	62,600
Interest accrued	-	688
	-	63,288
Less elimination of proportionate share – 70%	-	(44,302)
	-	18,986
Less current portion	-	(12,736)
Long term portion	$ -	$ 6,250

During the three months ended March 31, 2007, in advance of scheduled payment dates Betpak has repaid to the Company the total principal amount of all loans together with all accumulated interest.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. JOINT VENTURES (continued)

(b) Loans to Joint Ventures (continued)

The following loans have been made to Kyzylkum:

	As at	
	March 31, 2007	December 31, 2006
Pursuant to its obligation to provide project financing for construction and commissioning of the Kharassan Project in the amount of $80 million on or before December 31, 2007, the Company has made the following loans to Kyzylkum:		
Loan advanced in July 2006. The loan bears interest at LIBOR plus 1.5% per annum, with interest payable on a semi-annual basis commencing January 2007. The principal amount is to be repaid in six equal consecutive amounts on a semi-annual basis commencing July 2008.	$ 30,000	$ 30,000
Loan advanced in November 2006. The loan bears interest at LIBOR plus 1.5% per annum, with interest payable on a semi-annual basis commencing January 2007. The principal amount is payable in six equal consecutive amounts on a semi-annual basis commencing November 2008.	18,000	18,000
Loan advanced in March 2007. The loan bears interest at LIBOR plus 1.5% per annum, with interest payable on a semi-annual basis commencing February 2009. The principal amount is payable in six equal consecutive amounts on a semi-annual basis commencing November 2008.	10,000	-
	58,000	48,000
Interest accrued	870	1,074
	58,870	49,074
Less elimination of proportionate share - 30%	(17,661)	(14,722)
	41,209	34,352
Less current portion	(609)	(752)
Long term portion	$ 40,600	$ 33,600

The Company will advance an additional $22 million under a loan agreement dated February 12, 2007, to complete its obligation to provide financing of $80 million for funding construction and commissioning of the Kharassan Project.

(expressed in United States dollars except where noted, tabular amounts in thousands)

3. JOINT VENTURES (continued)

(b) Loans to Joint Ventures (continued)

	As at	
	March 31, 2007	December 31, 2006
Current portion:		
Betpak	$ -	$ 12,736
Kyzylkum	609	752
	$ 609	$ 13,488
Long-term portion:		
Betpak	$ -	$ 6,250
Kyzylkum	40,600	33,600
	$ 40,600	$ 39,850

The loans to joint ventures are unsecured.

4. INVENTORY

	As at	
	March 31, 2007	December 31, 2006
Materials and supplies	$ 1,581	$ 1,218
Solutions and concentrates in process	2,251	5,035
Finished uranium concentrates	5,877	5,791
	$ 9,709	$ 12,044

5. MINERAL PROPERTIES, PLANT AND EQUIPMENT

The following table summarizes the Company's mineral properties, plant and equipment:

	Cost	Depreciation and depletion	Net book value
As at March 31, 2007:			
Mineral properties	$ 759,073	$ (21,598)	$ 737,475
Plant and equipment	41,045	(632)	40,413
	$ 800,118	$ (22,230)	$ 777,888
As at December 31, 2006:			
Mineral properties	$ 761,627	$ (17,539)	$ 744,088
Plant and equipment	25,348	(549)	24,799
	$ 786,975	$ (18,088)	$ 768,887

(expressed in United States dollars except where noted, tabular amounts in thousands)

5. MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

A summary by property of the net book value is as follows:

	Mineral properties			Plant and equipment	March 31, 2007
	Depletable	Non-depletable	Total		
Akdala mine	$ 114,696	$ 74,358	$ 189,054	$ 16,166	$ 205,220
South Inkai project	-	404,253	404,253	9,213	413,466
Kharassan project	-	144,035	144,035	5,887	149,922
Kyrgyzstan exploration	-	133	133	282	415
Corporate and other	-	-	-	8,865	8,865
	$ 114,696	$ 622,779	$ 737,475	$ 40,413	$ 777,888

	Mineral properties			Plant and equipment	December 31, 2006
	Depletable	Non-depletable	Total		
Akdala mine	$ 118,755	$ 74,358	$ 193,113	$ 16,294	$ 209,407
South Inkai project	-	404,125	404,125	3,312	407,437
Kharassan project	-	146,717	146,717	4,020	150,737
Kyrgyzstan exploration	-	133	133	220	353
Corporate and other	-	-	-	953	953
	$ 118,755	$ 625,333	$ 744,088	$ 24,799	$ 768,887

6. OTHER ASSETS

A summary of other assets is provided below:

	As at March 31, 2007	As at December 31, 2006
Prepaid drill rigs	$ 7,645	$ 13,295
Advances for plant and equipment	13,526	9,790
Future income tax assets	1,464	1,061
Acquisition costs of sxr Uranium One Inc. (Note 12)	2,390	-
Other	8,772	1,679
	$ 33,797	$ 25,825

(expressed in United States dollars except where noted, tabular amounts in thousands)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS

(a) Issued and fully paid common shares

	Number of Shares	Share Capital	Contributed Surplus
Balance at December 31, 2006	480,240,704	613,607	31,286
Exercise of options*	236,828	725	(300)
Stock option expense	-	-	3,377
Exercise of warrants	481,000	82	-
Balance at March 31, 2007	480,958,532	614,414	34,363

* includes cash received of $425,000 (December 31, 2006 - $435,000) for options exercised and $300,000 (December 31, 2006 - $183,000) of non-cash amounts related to stock-based compensation recorded on options granted.

(b) Stock options

A summary of the changes in outstanding stock options is presented below:

	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2006	21,658,500	C$2.90
Granted	1,435,000	C$5.99
Exercised	(236,828)	C$2.11
Forfeited or expired	(30,000)	C$1.80
Balance at March 31, 2007	22,826,672	C$5.86

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2007:

Outstanding	Exerciseable	Exercise Price	Expiry Date
50,000	50,000	C$0.56	April 26, 2010
230,000	230,000	C$1.80	November 7, 2007
6,853,340	5,609,000	C$1.80	November 7, 2015
400,000	266,667	C$1.80	December 9, 2015
1,250,000	1,250,000	C$2.90	February 28, 2016
400,000	133,333	C$2.92	March 2, 2016
710,000	236,667	C$3.00	April 3, 2016
525,000	175,000	C$3.20	April 20, 2016
783,332	261,111	C$2.65	July 7, 2016
10,190,000	9,850,000	C$3.74	November 28, 2016
865,000	258,333	C$5.30	January 2, 2017
570,000	423,333	C$7.03	March 30, 2017
22,826,672	18,743,444		

(expressed in United States dollars except where noted, tabular amounts in thousands)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(c) Warrants

During the three months ended March 31, 2007, 481,000 warrants with an exercise price of $0.20 per warrant were exercised. As at March 31, 2007, the Company had no warrants outstanding (December 31, 2006 – 481,000).

(d) Contingently issuable shares

Under the terms of the acquisition agreement for the Kyzylkum JV interest, the Company is obligated to issue 15,476,000 common shares of the Company upon commencement of commercial production from Kyzylkum.

The shares issuable under this agreement have not been included in the fully diluted earnings per share calculation in the financial statements (Note 7(f)) because the conditions for the issuance have not been met.

(e) Stock-based compensation

In the three months ended March 31, 2007, stock based compensation expense of $3.4 million was charged to the statement of operations of which $2.6 million was for options granted during the three months ended March 31, 2007 and $0.8 million was in respect of vesting of previously granted options.

The fair value of the 1,435,000 options granted during the three months ended March 31, 2007 was $5.4 million. The following weighted average assumptions were used for the Black-Scholes valuation model:

Risk-free interest rate	**4.04%**
Expected life	**10 years**
Annualized volatility	**46%**
Dividend rate	**0%**

(expressed in United States dollars except where noted, tabular amounts in thousands)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(f) Diluted earnings per share

	Three months ended March 31, 2007	Three months ended April 30, 2006
Net income (loss) for the period	$ 7,971	$ (12,068)
Basic weighted average number of shares outstanding (000's)	480,726	460,476
Effect of dilutive securities:		
Stock options	11,711	-
Warrants	199	-
Diluted weighted average number of shares outstanding (000's)	492,636	460,476
Earnings (loss) per share:		
Basic	$ 0.02	$ (0.03)
Diluted	$ 0.02	$ (0.03)

In the three months ended March 31, 2007, 10,572,000 stock options were excluded from the computation of diluted earnings per share as the exercise prices exceeded the average fair market value of the common shares for the period (three months ended April 30, 2006 - no diluted earning per share).

8. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2007, the Company incurred the following expenses with companies related by way of directors/and or officers in common:

(a) Endeavour Financial International Corporation ("Endeavour"), a company related by way of a common director, was paid fees for financial advisory services totalling $14,000 (April 30, 2006 - $1,283,000) and office rent and overhead totalling $10,700 (April 30, 2006 - $11,000). At March 31, 2007, no amounts were owed to Endeavour (April 30, 2006 - $Nil).

(b) A person related to a director received $18,300 for office rent and services (April 30, 2006 - $Nil). At March 31, 2007 no amounts were owed to this person (July 31, 2006 - $Nil).

(c) A company controlled by an employee received $7,000 for office rent and services (April 30, 2006 - $Nil). At March 31, 2007, no amounts were owed to this company (April 30, 2006 - $Nil).

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(expressed in United States dollars except where noted, tabular amounts in thousands)

9. COMMITMENTS AND CONTINGENCIES

(a) Betpak has entered into various agreements for construction and commissioning of South Inkai Project. Pursuant to these agreements, Betpak had future payment commitments of $33.0 million as of March 31, 2007, of which $23.1 million is the Company's share.

(b) Kyzylkum has entered into various agreements for construction and commissioning of Kharassan Project. Pursuant to these agreements, Kyzylkum had future payment commitments of $49.3 million as of March 31, 2007, of which $14.8 million is the Company's share.

(c) On February 16, 2006, the Company entered into an agreement for the purchase of eight U.S.-built GEFCO drill rigs to supplement the current drill program in Kazakhstan. The contract is for a total of $13.6 million, of which $12.0 million was paid by March 31, 2007. On December 11, 2006, the Company entered into another agreement for the purchase of four U.S.-built GEFCO drill rigs to further supplement the current drill program in Kazakhstan. The contract is for a total amount of $4.3 million, of which $1.3 million was paid by March 31, 2007. The total amount paid under the two agreements and included in other assets is $13.3 million and the balance is payable in 2007.

(d) On October 20, 2006, the Company concluded an Accession Agreement, which is subject to certain closing conditions which have not been met, with owners of a drilling company in Kazakhstan, Joint Drilling LLP, whereby the Company will acquire a 50% interest for $3.8 million payable in cash. In exchange, it has been agreed that Joint Drilling LLP will purchase at cost two of the US-built GEFCO drill rigs currently being delivered to Kazakhstan.

(e) Due to the complexity and nature of the Company's operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

10. SEGMENTED INFORMATION

(a) Operating segment – The Company's operations are primarily directed towards the acquisition, exploration and production of uranium in the natural resources sector.

(b) Geographic segments – The Company's assets and mineral properties, plant and equipment by geographic areas are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
As at March 31, 2007:				
Mineral properties, plant and equipment	$ 777,405	$ 415	$ 68	$ 777,888
Total assets at March 31, 2007	$ 836,514	$ 1,445	$ 161,991	$ 999,950
As at December 31, 2006:				
Mineral properties, plant and equipment	$ 768,479	$ 352	$ 56	$ 768,887
Total assets at December 31, 2006	$ 850,063	$ 1,271	$ 120,284	$ 971,618

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SEGMENTED INFORMATION (continued)

(c) Geographic segments – The Company's revenue, expenses and mineral properties, plant and equipment expenditures by geographic areas for the three month period ended March 31, 2007 are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
Mineral properties, plant and equipment expenditures	$ 16,693	$ -	$ -	$ 16,693
Revenue	41,730	-	-	41,730
Expenses				
Production costs	7,043	-	-	7,043
Depreciation and depletion	4,835	19	5	4,859
General and administration	-	-	1,304	1,304
Stock-based compensation	-	-	3,377	3,377
Exploration	-	1,459	-	1,459
Other	161	-	-	161
	12,039	1,478	4,686	18,203
Income (loss) from operations	29,691	(1,478)	(4,686)	23,527
Other (expenses) income	(7,365)	(2)	2,139	(5,228)
Income (loss) before income taxes	$ 22,326	$ (1,480)	$ (2,547)	$ 18,299

(expressed in United States dollars except where noted, tabular amounts in thousands)

10. SEGMENTED INFORMATION (continued)

Geographic segments – The Company's revenue, expenses and mineral properties, plant and equipment expenditures by geographic areas for the three months ended April 30, 2006 are as follows:

	Kazakhstan	Kyrgyzstan	Canada and other	Total
Mineral properties, plant and equipment expenditures	$ 3,356	$ 79	$ 217	$ 3,652
Revenue	14,383	-	-	14,383
Expenses				
Production costs	3,863	-	-	3,863
Depreciation and depletion	884	85	7	976
General and administration	-	-	856	856
Stock-based compensation	-	-	3,370	3,370
Exploration	-	1,086	-	1,086
Other	255	-	-	255
	5,002	1,171	4,233	10,406
Income (loss) from operations	9,381	(1,171)	(4,233)	3,977
Other (expenses) income	(12,617)	1	1,702	(10,914)
Loss before income taxes	$ (3,236)	$ (1,170)	$ (2,531)	$ (6,937)

(d) The Company derived 71% and 29% of its revenue from sales to two customers during the three month period ended March 31, 2007 (three months ended April 31, 2006 – 100% from one customer).

(expressed in United States dollars except where noted, tabular amounts in thousands)

11. FOREIGN EXCHANGE

A summary of foreign exchange (loss) gain by item is as follows:

	Three months ended	
	March 31, 2007	April 30, 2006
Unrealized foreign exchange loss on future income tax liability	$ (8,601)	$ (12,483)
Foreign exchange gain on other items	1,170	80
Total foreign exchange loss	$ (7,431)	$ (12,403)

The amount of $8.6 million (three months ended April 30, 2006 – $12.5 million) of the total foreign exchange loss of $7.4 million (three months ended April 30, 2006 – $12.4 million) recorded for the three month period ended March 31, 2007 relates to an unrealized foreign exchange loss on translation of the future income tax liabilities arising as a consequence of the purchase of participating interests in Betpak and Kyzylkum

12. SUBSEQUENT EVENT

On February 11, 2007, the Company ("UrAsia") and sxr Uranium One Inc. ("sxr") entered into a definitive arrangement agreement whereby sxr will acquire all of the outstanding common shares of UrAsia. The UrAsia shareholders will receive 0.45 sxr common shares for each UrAsia common share. Each UrAsia warrant and stock option, which previously gave the holder the right to acquire common shares of UrAsia will be exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Uranium One on the same basis as the shareholders of UrAsia, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.

The shareholders of UrAsia approved the arrangement at a Special General Meeting held on April 5, 2007, with the transaction closing on April 20, 2007. As a result of the transaction, the Company will be held approximately 60% by UrAsia shareholders and approximately 40% by sxr shareholders. Accordingly, this business combination will be accounted for as a reverse takeover under Canadian generally accepted accounting principles with UrAsia being identified as the acquirer and sxr as the acquiree.

The cost of acquisition will include the fair value of the deemed issuance of 303.7 million UrAsia common shares at $5.57 per share, plus 9.3 million share purchase warrants of UrAsia exchanged for those of sxr with an average exercise price of $1.45 per share and a fair value of $39.2 million, plus 12.1 million stock options of UrAsia, of which 6.9 million are exercisable at the date of acquisition, exchanged for those of sxr with an average exercise price of $2.66 per share and a fair value of $26.3 million, plus 0.9 million restricted shares of UrAsia exchanged for those of sxr with a fair value of $5.0 million, plus the fair value of the equity component of the UrAsia convertible debenture exchanged for the sxr convertible debenture of $45.2 million plus UrAsia's estimated transaction costs of $18.0 million, providing a total preliminary purchase price of $1,825.0 million.

(expressed in United States dollars except where noted, tabular amounts in thousands)

12. SUBSEQUENT EVENT (continued)

The value of the deemed issuance of UrAsia common shares was calculated using the weighted average share price of UrAsia shares two days before, the day of, and two days after the date of the announcement of the arrangement. The following assumptions were used for the Black-Scholes option pricing model for fair valuation of the stock options, warrants and restricted shares and equity component of the convertible debenture:

Risk-free interest rate	4.19 – 4.25%
Expected volatility of UrAsia's share price	61%
Expected life	0.58 - 4.07 years
Dividend rate	Nil

The excess of the purchase consideration over the adjusted book values of sxr's assets and liabilities has been presented as "unallocated purchase price." The fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined by an independent valuation at the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from the book values shown and the differences may be material.

On completion of valuation, with corresponding adjustments to the carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated statements of operations of the combined company for periods after the date of acquisition. No adjustments have been reflected for any changes in future tax assets or liabilities that would result from recording sxr's identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Based on the March 31, 2007 balance sheet of sxr, the preliminary allocation of purchase price, summarized in the table below, is subject to change:

Purchase price:		
303.7 million shares of UrAsia	$	1,691.3
Options, warrants and restricted shares of UrAsia		70.5
Equity component of convertible debenture		45.2
Acquisition costs		18.0
	$	1,825.0
Net assets acquired:		
Current assets	$	320.5
Other assets		4.1
Mining interests		326.0
Current liabilities		(79.0)
Convertible debenture liabilities		(113.0)
Other liabilities		(4.7)
Non-controlling interest		(11.4)
Future income taxes		(30.5)
Unallocated purchase price		1,413.7
	$	1,825.0

SCHEDULE "D"
UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS OF URANIUM ONE

Unaudited pro forma condensed consolidated financial statements of

Uranium One Inc.

(formerly sxr Uranium One Inc.)

Uranium One Inc.

(formerly sxr Uranium One Inc.)
Pro forma condensed consolidated balance sheet
as at March 31, 2007
(Unaudited)
(Expressed in thousands of United States dollars)

	UrAsia Energy Ltd.	sxr Uranium One Inc.	Note 4	Pro forma adjustments	Pro forma consolidated
	$	$		$	$
Assets					
Current assets					
Cash and cash equivalents	104,751	287,693		-	392,444
Accounts receivable	30,943	31,124		-	62,067
Inventories	9,709	1,648		-	11,357
Other current assets	2,262	-		-	2,262
	147,665	320,465		-	468,130
Mineral properties, plant and equipment	777,888	325,989		-	1,103,877
Loans to joint ventures	40,600	-		-	40,600
Other non-current assets	33,797	4,071	(a)	(2,390)	35,478
Unallocated purchase price	-	-	(a)	1,413,700	1,413,700
	999,950	650,525		1,411,310	3,061,785
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	16,246	28,069	(a)	15,526	59,841
Short-term loans	-	50,664		-	50,664
Income taxes payable	7,237	-		-	7,237
Other current liabilities	-	943		-	943
	23,483	79,676		15,526	118,685
Asset retirement obligations	3,013	4,416		-	7,429
Convertible debentures	-	112,991		-	112,991
Future income taxes	344,418	30,527		-	374,945
Other non-current liabilities	1,492	293		-	1,785
	372,406	227,903		15,526	615,835
Non-controlling interests	-	11,406		-	11,406
Shareholders' equity					
Share capital	614,414	525,356	(a)	1,691,300	2,305,714
			(a)	(525,356)	
Contributed surplus	34,363	16,755	(a)	70,500	104,863
			(a)	(16,755)	
Convertible debentures	-	20,937	(a)	45,200	45,200
			(a)	(20,937)	
Deficit	(21,233)	(161,318)	(a)	161,318	(21,233)
Comprehensive income	-	9,486	(a)	(9,486)	-
	627,544	411,216		1,395,784	2,434,544
	999,950	650,525		1,411,310	3,061,785

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Uranium One Inc.

(formerly sxr Uranium One Inc.)
Pro forma condensed consolidated statement of operations
three months ended March 31, 2007

(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

	UrAsia Energy Ltd.	sxr Uranium One Inc.	Note 4	Pro forma adjustments	Pro forma consolidated
	$	$		$	$
Revenue	41,730	688		-	42,418
Cost of sales	(11,902)	(715)		-	(12,617)
Earnings (loss) from mine operations	29,828	(27)		-	29,801
General and administration	1,304	2,677		-	3,981
Share option expense	3,377	2,436		-	5,813
Exploration	1,459	4,517		-	5,976
Other	161	(716)		-	(555)
Earnings (loss) from operations	23,527	(8,941)		-	14,586
Other income (expenses)					
Interest expense	-	(4,097)		-	(4,097)
Interest income	2,203	3,530		-	5,733
Dilution gain	-	5,741		-	5,741
Foreign exchange loss	(7,431)	(202)		-	(7,633)
Earnings (loss) before income taxes	18,299	(3,969)		-	14,330
Income tax expense	10,328	-		-	10,328
Earnings (loss) before non-controlling interest	7,971	(3,969)		-	4,002
Non-controlling interest	-	156		-	156
Net earnings (loss)	7,971	(3,813)		-	4,158
Net earnings per share (Note 5)					
Basic					0.01
Diluted					0.01
Weighted average number of common shares outstanding (000's) (Note 5)					
Basic					352,947
Diluted					362,991

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Uranium One Inc.

(formerly sxr Uranium One Inc.)
Pro forma condensed consolidated statement of operations
year ended December 31, 2006
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

	UrAsia Energy Ltd.	sxr Uranium One Inc.	Note 4	Pro forma adjustments	Pro forma consolidated
	$ (Period from November 1, 2005 to December 31, 2006) (Schedule 1)	$		$	$
Revenue	73,956	3,336		-	77,292
Cost of sales	(32,393)	(7,701)		-	(40,094)
Earnings (loss) from mine operations	41,563	(4,365)		-	37,198
General and administration	8,008	14,439		-	22,447
Share option expense	31,532	12,212		-	43,744
Exploration	5,562	9,234		-	14,796
Impairment of property, plant and equipment	-	11,311		-	11,311
Other	721	(827)		-	(106)
Loss from operations	(4,260)	(50,734)		-	(54,994)
Other income (expenses)					
Interest expense	-	(3,039)	(b)	(12,501)	(15,540)
Interest income	7,957	5,244		-	13,201
Dilution gain	-	17,515		-	17,515
Foreign exchange loss	(18,340)	(11,905)		-	(30,245)
Loss before income taxes	(14,643)	(42,919)		(12,501)	(70,063)
Income tax expense	15,408	1,065		-	16,473
Loss before non-controlling interest	(30,051)	(43,984)		(12,501)	(86,536)
Non-controlling interest	-	878		-	878
Net loss	(30,051)	(43,106)		(12,501)	(85,658)
Net loss per share (Note 5)					
Basic					(0.26)
Diluted					(0.26)
Weighted average number of common shares outstanding (000's) (Note 5)					
Basic					329,612
Diluted					329,612

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

(expressed in United States dollars)

1. Basis of presentation

The unaudited pro forma condensed consolidated financial statements have been prepared in connection with the business combination whereby sxr Uranium One Inc. ("sxr") and UrAsia Energy Ltd. ("UrAsia") combined the business and assets of the two companies under a court approved plan of arrangement under the British Columbia Corporations Act and to continue operations under the name "Uranium One Inc."

The unaudited pro forma condensed consolidated balance sheet of Uranium One Inc. (the "Company" or "Uranium One") as at March 31, 2007 and unaudited pro forma consolidated statements of operations for the three month period ended March 31, 2007 and for the year ended December 31, 2006 have been prepared by management, in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), for illustrative purposes only, to give effect to the business combination between UrAsia and sxr. These pro forma condensed consolidated financial statements include and have been compiled from:

(a) A pro forma condensed consolidated balance sheet combining the unaudited interim consolidated balance sheet of sxr as at March 31, 2007 and the unaudited interim consolidated balance sheet of UrAsia as at March 31, 2007.

(b) A pro forma condensed consolidated statement of operations for the three months ended March 31, 2007 combining:

(i) the unaudited interim consolidated statement of operations of sxr for the three months ended March 31, 2007; and

(ii) the unaudited interim consolidated statement of operations of UrAsia for the three months ended March 31, 2007.

(c) A pro forma consolidated statement of operations for the year ended December 31, 2006 combining:

(i) the audited consolidated statement of operations of sxr for the year ended December 31, 2006; and

(ii) the audited consolidated statement of operations of UrAsia for the year ended July 31, 2006; the audited consolidated statement of operations of UrAsia for the five month period ended December 31, 2006 less the unaudited consolidated statement of operations of UrAsia for the three months ended October 31, 2005 (see Schedule 1).

The pro forma consolidated balance sheet as at March 31, 2007 has been prepared as if the transaction described in Note 3 had occurred on March 31, 2007. The pro forma consolidated statements of operations for the three months ended March 31, 2007 and for the year ended December 31, 2006 have been prepared as if the transaction described in Note 3 had occurred on January 1, 2006.

(expressed in United States dollars)

1. Basis of presentation (continued)

It is management's opinion that these pro forma condensed consolidated financial statements present in all material respects, the transaction described in Note 3, in accordance with Canadian GAAP. The accounting policies used in the preparation of these statements are consistent with sxr Uranium One's accounting policies for the year ended December 31, 2006, with the exception of the adoption of CICA Section 1530 Comprehensive Income, CICA Section 3855 Financial Instruments - Recognition and Measurement and CICA Section 3865 Hedges which were adopted by sxr and UrAsia retroactively without restatement effective January 1, 2007 as described in Note 2 and Note 3, respectively, to each of the companies' unaudited interim consolidated financial statements for the three months ended March 31, 2007. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Uranium One which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial statement information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the sxr and UrAsia consolidated financial statements have been reclassified to provide a consistent format. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the respective historical financial statements, and notes thereto, of sxr and UrAsia.

2. Significant accounting policies

The accounting policies used in the preparation of this unaudited pro forma condensed consolidated financial statement information are those set out in sxr's audited consolidated financial statements for the year ended December 31, 2006, with the exception of the adoption of CICA Section 1530 Comprehensive Income, CICA Section 3855 Financial Instruments - Recognition and Measurement and CICA Section 3865 Hedges which were adopted by sxr and UrAsia retroactively without restatement effective January 1, 2007 as described in Note 2 and Note 3, respectively, to each of the companies' unaudited interim consolidated financial statements for the three months ended March 31, 2007. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken to identify sxr accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of UrAsia conform in all material respects to those of sxr.

3. Business acquisition - agreement with UrAsia Energy

On February 11, 2007, sxr and UrAsia entered into a definitive arrangement agreement whereby sxr agreed to acquire all of the outstanding common shares of UrAsia. The UrAsia shareholders received 0.45 sxr common shares for each UrAsia common share. Each UrAsia warrant and stock option, which previously gave the holder the right to acquire common shares of UrAsia was exchanged for a warrant or stock option which gives the holder the right to acquire common shares of sxr on the same basis as the shareholders of UrAsia, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.

(expressed in United States dollars)

3. Business acquisition - agreement with UrAsia Energy (continued)

The shareholders of UrAsia approved the arrangement at a Special General Meeting held on April 5, 2007, with the transaction closing on April 20, 2007. As a result of the transaction, the combined company is held approximately 60% by UrAsia shareholders and approximately 40% by sxr shareholders. Accordingly, this business combination will be accounted for as a reverse takeover under Canadian generally accepted accounting principles with UrAsia being identified as the acquirer and sxr as the acquiree.

The cost of acquisition includes the fair value of the deemed issuance of 303.7 million UrAsia common shares at $5.57 per share, plus 9.3 million share purchase warrants of UrAsia exchanged for those of sxr with an average exercise price of $1.45 per share and a fair value of $39.2 million, plus 12.1 million stock options of UrAsia, of which 6.9 million are exercisable at the date of acquisition, exchanged for those of sxr with an average exercise price of $2.66 per share and a fair value of $26.3 million, plus 0.9 million restricted shares of UrAsia exchanged for those of sxr with a fair value of $5.0 million, plus the fair value of the equity component of the UrAsia convertible debenture exchanged for the sxr convertible debenture of $45.2 million, plus UrAsia's estimated transaction costs of $18.0 million, providing a total preliminary purchase price of $1,825.0 million.

The value of the deemed issuance of UrAsia common shares was calculated using the weighted average share price of UrAsia shares two days before, the day of, and two days after the date of the announcement of the arrangement. The following assumptions were used for the Black-Scholes option pricing model for fair valuation of the stock options, warrants and restricted shares and equity component of the convertible debenture:

Risk-free interest rate	4.19% - 4.25%
Expected volatility of the share price	61%
Expected life	0.58 - 4.07 years
Dividend rate	Nil

The excess of the purchase consideration over the adjusted book values of sxr's assets and liabilities has been presented as "unallocated purchase price." The fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined by management in conjunction with an independent valuation at the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from the book values shown and the differences may be material.

On completion of valuation, with corresponding adjustments to the carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated statements of operations of the combined company for periods after the date of acquisition. No adjustments have been reflected for any changes in future tax assets or liabilities that would result from recording sxr's identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

3. Business acquisition - agreement with UrAsia Energy (continued)

Based on the March 31, 2007 balance sheet of sxr, the preliminary allocation of purchase price, summarized in the table below in millions of United States dollars, is subject to change:

	$
Purchase price	
303.7 million shares of UrAsia	1,691.3
Options, warrants and restricted shares of UrAsia	70.5
Equity component of convertible debenture	45.2
Acquisition costs	18.0
	1,825.0
Net assets acquired	
Current assets	320.5
Mineral properties, plant and equipment	326.0
Other non-current assets	4.1
Current liabilities	(79.7)
Convertible debentures	(113.0)
Other non-current liabilities	(4.7)
Future income taxes	(30.5)
Non-controlling interests	(11.4)
Unallocated purchase price	1,413.7
	1,825.0

4. Pro forma assumptions and adjustments

Pro forma adjustments to condensed consolidated balance sheet

The unaudited pro forma condensed consolidated balance sheet reflects the following adjustments as if the business combination between sxr and UrAsia had occurred on March 31, 2007:

(a) To record the acquisition of sxr at a purchase price of $1,825.0 million and the elimination of the shareholders' equity of sxr. The unallocated purchase price of sxr's net assets is recorded as a long-term asset on the pro forma balance sheet in the amount of $1,413.7 million; the amount will be allocated to mineral properties, plant and equipment and/or goodwill after an independent valuation of the acquired properties has been completed.

4. Pro forma assumptions and adjustments (continued)

Pro forma adjustments to consolidated statements of operations

The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the business combination between UrAsia and sxr had occurred on January 1, 2006:

(b) An increase to interest and accretion expenses arising from the issuance of the convertible debentures as if the debentures had been issued on January 1, 2006.

(c) No future income tax credit has been recorded on the pro forma interest adjustment. The Company's management believes that its net future income tax assets are not more likely than not to be realized.

5. Pro forma earnings (loss) per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transaction described in Note 3 effective January 1, 2006.

Basic earnings (loss) per share

	Three months ended March 31, 2007	Year ended December 31, 2006
	$	$
Weighted average number of sxr shares outstanding	135,782	112,447
Adjustment to reflect the acquisition of 100% of UrAsia effective January 1, 2006	217,165	217,165
Pro forma average number of Uranium One shares outstanding for the period - basic	352,947	329,612
Pro forma adjusted net earnings (loss) (thousands)	4,158	(85,658)
Pro forma adjusted earnings (loss) per share	0.01	(0.26)

5. Pro forma earnings (loss) per share (continued)

Diluted earnings (loss) per share

	Three months ended March 31, 2007	Year ended December 31, 2006
	$	$
Pro forma average number of Uranium One shares outstanding for the period	352,947	329,612
Dilutive effect of options, warrants, restricted shares	10,044	-
Pro forma average number of Uranium One shares outstanding for the period - diluted	362,991	329,612
Pro forma adjusted net earnings (loss) (thousands)	4,158	(85,658)
Pro forma adjusted earnings (loss) per share - diluted	0.01	(0.26)

END